     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 3, 1996.
                                                    REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          SNYDER COMMUNICATIONS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    DELAWARE
                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)

                                      7389
                        (PRIMARY STANDARD INSTITUTIONAL
                          CLASSIFICATION CODE NUMBER)

                                   52-1983617
                                (I.R.S. EMPLOYER
                              IDENTIFICATION NO.)

                                 BRIAN BENHAIM
                              6903 ROCKLEDGE DRIVE
                                   15TH FLOOR
                            BETHESDA, MARYLAND 20817
                                 (301) 571-1236
                      (NAME, ADDRESS AND TELEPHONE NUMBER
       OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES AND AGENT FOR SERVICE)
                            ------------------------
                                    Copy to:

                           THOMAS H. MCCORMICK, ESQ.
                       SHAW, PITTMAN, POTTS & TROWBRIDGE
                              2300 N STREET, N.W.
                             WASHINGTON, D.C. 20037
                                 (202) 663-8000
                             MICHAEL W. BLAIR, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 909-6000

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as possible after the effective date of this registration statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

- -------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------
                TITLE OF EACH CLASS OF                   PROPOSED MAXIMUM AGGREGATE       AMOUNT OF
             SECURITIES TO BE REGISTERED                    OFFERING PRICE(1)(2)       REGISTRATION FEE
- -------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value.........................          $220,800,000              $76,137.93
- -------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------

(1) Includes shares that the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act.
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                          SNYDER COMMUNICATIONS, INC.

                                EXPLANATORY NOTE

     This registration statement contains a form of prospectus relating to a United States offering by Snyder Communications, Inc., as well as certain pages marked X-1 to X-5, which will be used to form a prospectus related to a concurrent international offering. The prospectuses will be identical except for such pages. Both prospectuses will be filed with the Securities and Exchange Commission pursuant to Rule 424(b).

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
           PRELIMINARY PROSPECTUS DATED                       , 1996

PROSPECTUS

                               12,000,000 SHARES
                        SNYDER COMMUNICATIONS, INC. LOGO
                                  COMMON STOCK
                            ------------------------

    Of the 12,000,000 shares of Common Stock, par value $.001 per share (the "Common Stock"), of Snyder Communications, Inc. (together with its directly and indirectly owned subsidiaries, the "Company" or "Snyder Communications") offered
hereby,            are being offered by the Company and            are being
offered by a stockholder of the Company (the "Selling Stockholder"). Certain other stockholders of the Company (the "Over-Allotment Selling Stockholders" and, together with the Selling Stockholder, the "Selling Stockholders") have granted to the Underwriters options to cover over-allotments, if any. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.

    Of the 12,000,000 shares of Common Stock offered hereby, 9,600,000 are being offered initially in the United States and Canada by the U.S. Underwriters and 2,400,000 shares are being offered initially outside the United States and Canada by the International Managers. The initial public offering price and the underwriting discount per share are identical for both Offerings. See "Underwriting."

    Prior to the Offerings, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for a discussion of certain factors to be considered in determining the initial public offering price.

    Application will be made to have the Common Stock approved for listing on
the New York Stock Exchange under the trading symbol     .

     SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
     THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
        OFFENSE.

- ---------------------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------------------
                                      PRICE TO             UNDERWRITING            PROCEEDS TO            PROCEEDS TO
                                       PUBLIC               DISCOUNT(1)            COMPANY(2)         SELLING STOCKHOLDER
- ---------------------------------------------------------------------------------------------------------------------------
Per Share......................            $                     $                      $                      $
- ---------------------------------------------------------------------------------------------------------------------------
Total(3).......................            $                     $                      $                      $
- ---------------------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------------------

(1) The Company, Snyder Marketing Services, Inc., Snyder Communications, L.P. and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the Offerings payable by the Company, estimated at $1,000,000.

(3) The Over-Allotment Selling Stockholders have granted to the U.S. Underwriters and the International Managers options, exercisable within 30 days after the date of this Prospectus, to purchase up to 1,440,000 and 360,000 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to
    Selling Stockholders will be $           , $           , $           and
    $           , respectively. See "Underwriting."
                            ------------------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to the approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York,
on or about                     , 1996.
                            ------------------------

MERRILL LYNCH & CO.
                  DONALDSON, LUFKIN & JENRETTE
                        SECURITIES CORPORATION
                                   ALLEN & COMPANY
                                       INCORPORATED
                                               MONTGOMERY SECURITIES
                            ------------------------

          The date of this Prospectus is                       , 1996.

INSIDE FRONT COVER OF PROSPECTUS:

GATEFOLD

     On facing page (left side): Photographs of the Company's teleservices associates calling prospective customers, field sales representatives visiting prospective customers and the WallBoard(R) and sampling pack programs. The photographs are set at different angles in the layout in a montage.

     On Gatefold (two pages): On the left side will be a graph depicting the growth of the WallBoard(R) and sampling pack programs during the years 1993, 1994, 1995 and 1996. On the right side will be a photo montage with photos of the Company's field sales event marketing services and additional photographs of WallBoard(R) and sampling pack programs.

     IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus (a) assumes no exercise of the Underwriters' over-allotment options and (b) gives effect to the consummation of the Reorganization (as defined herein) to be effective on or prior to the effectiveness of the Offerings. As used herein, the "Company" or "Snyder Communications" means Snyder Communications, Inc. after giving effect to the Reorganization, including its directly and indirectly owned subsidiaries. See "The Company."

                                  THE COMPANY

     Snyder Communications is a rapidly growing provider of innovative and high value-added outsourced marketing services. The Company designs and implements marketing programs for its clients utilizing a range of complementary marketing resources, including field sales, teleservices, sponsored wallboard information displays ("WallBoards(R)") and product sampling. The Company's clients are primarily Fortune 500 companies with large annual marketing expenditures facing significant competitive pressures to retain or expand market share. Based on 1995 revenues, the ten largest clients of the Company, listed alphabetically, were AT&T Communications, Inc., Eastman Kodak Company, Gerber Products Company, Kellogg U.S.A., Inc., Kraft Foods Inc., Lehn & Fink Products (now a unit of Reckitt & Colman, Inc.), MCI Telecommunications Corporation, Nestle Beverage Company, The Prudential Insurance Company of America and Reckitt & Colman, Inc.

     The Company enhances the value of its outsourced marketing services by identifying and targeting high value market segments, in addition to general markets, in order to increase market share for its clients. For example, the Company's field sales representatives and teleservices associates have the capability to market services in 16 foreign languages, in addition to English, to reach both residential and business customers in multi-cultural markets, as well as general markets. The Company utilizes its WallBoards(R) and sampling packs to market products and services through targeted channels of distribution, including the offices of cardiologists, rheumatologists and orthopedists, and endocrinologists and diabetologists, to reach patients with heart conditions, arthritis and diabetes; maternity wards and day care centers to reach new and working parents; and corporate aviation terminals to reach business executives. The Company seeks to identify and access market segments with high growth characteristics.

     As of June 30, 1996, the Company employed approximately 900 field sales representatives operating out of 58 offices in 41 cities, and 445 teleservices associates providing services from 326 call stations in three call centers. As of that date, the Company had 11 different WallBoard(R) programs in over 17,000 sites. During 1995, the Company distributed over 3.8 million sampling packs containing over 75 different product samples, coupons and pieces of literature of 49 clients of the Company at approximately 20,000 locations.

     The Company's revenues increased from $11.7 million in 1994 to $42.9 million in 1995, and from $6.1 million in the first quarter of 1995 to $17.4 million in the first quarter of 1996. Net income, as adjusted to reflect a pro forma provision for income taxes, as if the Company were subject to corporate income taxes and to eliminate certain non-recurring compensation in 1995, grew from $0.9 million in 1994 to $4.6 million in 1995, and from $0.7 million for the first quarter of 1995 to $2.3 million in the first quarter of 1996.

  Consumer Markets

     In its Consumer Markets division, established in 1993, the Company provides outsourced marketing services to AT&T Communications, Inc. ("AT&T"). Using face-to-face field sales, including event marketing, and teleservices, the Company markets AT&T long-distance telecommunications services to residential customers. The Company began marketing AT&T services using its field sales force in February 1994. The Company expanded this relationship to add teleservices capabilities in the second quarter of 1996. The revenues generated by AT&T have grown from $1.7 million in 1994 to $25.0 million in 1995.

     The Company, jointly with AT&T, develops sales and marketing programs designed to enroll residential long-distance telecommunications customers for AT&T. The Company is principally responsible for implementation of substantially all aspects of the marketing initiatives it develops with AT&T ("turn-key" programs). The Company develops lists of potential customers to be contacted; creates marketing materials, including customer applications; hires, trains and supervises its sales representatives and teleservices associates to market AT&T services; and monitors the effectiveness of its programs. The Company's turn-key approach differentiates it from other marketing services firms, which merely implement a client's marketing strategy using contact lists provided by the client.

     The Company targets multi-cultural markets as well as general consumer markets throughout the United States, seeking in particular to secure customers who AT&T believes would be high-value subscribers. To reach multi-cultural markets, the Company develops demographic databases identifying potential customers in such communities and employs field sales representatives and teleservices associates who are capable of marketing services in a prospective customer's native language as well as in English. The Company also develops and distributes sales literature and collateral documents in these languages. In addition, in marketing services to these multi-cultural communities, the Company has developed databases of information on specialized demographic segments, which the Company intends to use in the future to market products and services for additional clients.

     Relying primarily on its existing infrastructure and capabilities, the Company believes that it will be able to expand the clients and industries served by its Consumer Markets division. The Company recently entered into an agreement to provide marketing and sales services for the online computer service of Prodigy Services Company ("Prodigy"), using field sales, including event marketing, and other marketing services.

  Business Markets

     In its Business Markets division, established in late 1994, the Company provides marketing and sales services to MCI Telecommunications Corporation ("MCI"), targeting small business customers in general and multi-cultural markets throughout the United States. Using both field sales and teleservices, the Company seeks to enroll long-distance business customers for MCI. As in the Consumer Markets division, the Company offers MCI turn-key marketing initiatives and is principally responsible for the implementation of such initiatives.

     The Company's Business Markets operations are separate from its Consumer Markets operations. This separation helps to ensure confidentiality for the Company's clients that operate in the same industry and permits the Company to perform services targeted at different markets for different clients. The two divisions have separate offices, separate field sales forces and teleservices personnel, separate management (including senior management) and separate demographic databases.

     The Company is marketing the capabilities that it has developed in the Business Markets division to prospective clients in other industries and believes that it will be able to take advantage of these capabilities to attract new clients.

  Marketing Services

     The Marketing Services division, established in 1988, specializes in two services that provide the Company's clients with targeted channels of distribution: the WallBoard(R) and sampling pack programs. The Company's WallBoard(R) or "magazine-on-the-wall" is a sponsored information center encased in a 42X30 or 57X30 oak or mahogany frame which highlights an exclusive sponsor and provides educational, editorial and product information addressed specifically to the needs of the target audience. As of June 30, 1996, the Company had 11 different WallBoard(R) programs at over 17,000 sites, in which 44 clients of the Company participate. Each sponsor pays the Company an annual amount for participation in the service. Locations displaying WallBoards(R) generally do so under two- or three-year exclusive agreements with the Company, with automatic renewal provisions. Participation in the WallBoard(R) program is provided free of charge to the doctors' offices, child care centers, hospitals and other locations at which the WallBoards(R) are displayed. The Company identifies locations for its WallBoards(R) that will reach specific high-value audiences targeted by the

WallBoard(R) programs' sponsors. For example, at June 30, 1996 the Company had WallBoards(R) in the offices of approximately 1,200 cardiologists, 700 rheumatologists and orthopedists, and 600 endocrinologists and diabetologists, which are utilized by drug companies, medical product companies and other sponsors interested in reaching the patients of such doctors. Similarly, at June 30, 1996 the Company had WallBoards(R) in approximately 12,000 child care centers, which are utilized by sponsors seeking to reach new parents and dual-income families.

     The Company also designs, develops and delivers sampling packs, to provide targeted distribution of sponsors' product samples, coupons and literature to potentially high-value customers. These programs differ from mass sampling programs which distribute large numbers of samples into the general market. The Company designs colorful boxes containing a variety of nationally recognized product samples, coupons and literature of particular relevance to the target audiences at a time when the audiences are most likely to use the items included in the pack. At June 30, 1996, the Company offered six exclusive programs. Based on contracts with locations in effect at that date the Company expects to distribute in 1996: (1) the Your Kids Parent's Pack(TM), to parents through day care providers at approximately 16,600 child care centers; (2) the Diabetes Pack(TM), to patients through approximately 2,700 endocrinologists and diabetologists; (3) the Heart Pack(TM), to patients through approximately 2,000 cardiologists; (4) the Arthritis Pack(TM), to patients through approximately 1,700 rheumatologists and orthopedists; (5) the New Member Kit for Men(TM); and
(6) the New Member Kit for Women(TM), together with the New Member Kit for Men(TM), to new members at approximately 1,000 health and fitness clubs. The Company implements most of its sampling programs in cooperation with a leading association in the targeted channel of distribution, specifically, the National Child Care Association, the American Heart Association, the Arthritis Foundation and the American Diabetes Association. The Company has two- and three-year exclusive contracts to be the sole provider of sampling packs to locations (i.e., child care centers, doctors' offices and health and fitness clubs) through which the sampling packs are distributed.

     The Company retains The Gallup Organization, Market Facts and Audits & Surveys to provide research to assess the impact of participation in the WallBoard(R) and sampling pack programs. The research organizations determine for sponsors the extent to which their products and literature reach the target audience and conduct studies designed to help measure the efficacy of the programs.

OUTSOURCING AND DEMOGRAPHIC TRENDS

     The market for the field sales and telephone-based marketing services provided by the Company has grown principally as a result of the increased outsourcing of such services by large organizations in order to supplement their internal marketing capabilities. Outsourcers can provide several advantages over a company acting alone, including the ability to reach special, hard-to-locate audiences; the ability to augment internal sales forces to gain market share more quickly; the avoidance of infrastructure costs, such as opening new sales offices; the opportunity to act quickly by utilizing the outsourcers' marketing channels that could take months or years to develop internally; and the opportunity to pay only for quantifiable results. The Company believes that sellers of products and services will increasingly integrate outsourcers, such as the Company, into their overall marketing strategies.

     The Company seeks to identify and access markets with high growth characteristics. The Company expects that the multi-cultural communities which it targets primarily through its Consumer Markets and Business Markets divisions will grow significantly in the coming years. For example, in February 1996, the U.S. Bureau of the Census (the "Census Bureau") projected, based in part on 1990 census data, that the Hispanic and Asian/Pacific Islander communities in the United States were comprised in 1995 of approximately 26.9 million and approximately 9.4 million people, respectively, and would grow approximately 53% and approximately 63%, respectively, by 2010. In contrast, the Census Bureau projected at that time, based in part on 1990 census data that the general population in the United States would grow approximately 13% by 2010. Similarly, at that time, the Census Bureau projected, based in part on 1990 census data, that the 50 years or older population in the United States was comprised of approximately 68.3 million people in 1995, and would grow approximately 41% by 2010. The Company believes that many of its programs in its Marketing Services division are in locations that are often used by people who are 50 years or older.

GROWTH STRATEGY

     The Company recently has experienced significant growth. The Company increased the number of its field sales offices from 25 offices located in 23 cities at the end of 1994, the first year in which the Company conducted field sales operations in both its Consumer Markets and Business Markets divisions, to 58 offices located in 41 cities at June 30, 1996. The Company also increased the number of teleservices personnel from 177 persons working from one call center at the end of 1995, to 445 persons working from three call centers at June 30, 1996. In its Marketing Services division, the Company increased its WallBoard(R) programs from six different programs highlighting 11 clients at December 31, 1993, to 11 different programs highlighting 44 clients at June 30, 1996. The Company also increased its sampling pack programs from two sampling pack programs with 16 sponsors distributed through over 13,000 locations at the end of 1993, to six sampling pack programs with 37 sponsors expected by the Company to be distributed to approximately 24,000 locations in 1996 based on contracts with locations in effect at June 30, 1996.

     The Company believes that its targeted marketing strategy and multi-cultural capabilities are adaptable to serve additional needs of existing clients and the needs of new clients in other industries. The Company anticipates that its existing infrastructure of offices, management, supervisory and training personnel, and teleservices capabilities can accommodate additional clients in each operating division.

     The Company's commitment to continued growth through internal expansion and complementary acquisitions is evidenced by the following:

  Consumer Markets

     - The Company is adding approximately 80 call stations, which it expects will be operating by late 1996, to its existing 300 call stations in this division.

     - In June 1996, the Company expanded its relationship with AT&T by entering into a new agreement with AT&T Communications (U.K.) Ltd. ("AT&T (U.K.)"), to market long-distance telecommunications services to residential customers based in the United Kingdom. As part of this expansion, the Company intends to add one call center and one or more field sales offices in the United Kingdom in 1997.

     - The Company entered into a contract with Prodigy in June 1996, to provide marketing and sales services for Prodigy's online service to residential customers, using the Company's field sales, including event marketing, and other marketing services.

  Business Markets

     - The Company is marketing its field sales force and teleservices capabilities in this division to clients in other industries seeking to reach small business customers.

     - The Company also seeks to add inbound telephone-based sales in its Business Markets division.

  Marketing Services

     - The Company increased the number of sales managers and executives in this division from five as of December 31, 1993 to approximately 20 as of June 30, 1996, to take advantage of opportunities to expand the services offered to existing clients and to develop new lines of business.

     - Since January 1996, the Company has developed four new WallBoard(R) programs, through which it anticipates it will begin distributing WallBoards(R) by January 1997. The Company anticipates that, effective January 1, 1997, its new Allergy Health WallBoard(R) will be located in an estimated 1,000 allergists' and otolaryngologists' offices, its new Women's Wellness WallBoard(R) will be located in an estimated 3,000 obstetrics' and gynecologists' offices, its new Caring WallBoard(R) will be located in an estimated 800 oncologists' offices and oncology treatment centers, and its New Home WallBoard(R) will be located in an estimated 3,000 real estate offices throughout the United States.

     - In May 1996, the Company acquired from RD Publications, Inc., an affiliate of Readers Digest Association Incorporated, a "new member" health club sampling pack program through which it expects to distribute approximately 735,000 health club member kits to new members at approximately 1,000 health and fitness clubs during the remainder of 1996.

     The Company also intends to pursue strategic acquisitions of companies that offer complementary services or expand the geographic markets served by the Company. Although the Company has no agreements, understandings or arrangements with respect to any particular acquisition opportunities, it believes that the fragmentation in the marketing services industry will result in consolidation, providing opportunities for the Company to pursue selectively domestic and international complementary acquisitions.

RISK FACTORS

     There are important risks associated with the Company's business, financial results and ability to implement its growth strategy. These risks include (i) the Company's current reliance on AT&T, which constituted 59% of its 1995 revenues, and on other major clients; (ii) the Company's ability to sustain and manage future growth; (iii) the Company's dependence on industry trends toward outsourcing of marketing services; (iv) risks associated with the Company's contracts; (v) the dependence of the Company's success on its executive officers and other key employees, in particular Daniel M. Snyder, its President, Chief Executive Officer and Chairman of the Board of Directors; and (vi) the possible impact of certain government regulations on the Company's operations. Before purchasing shares of Common Stock offered hereby, prospective investors should consider carefully all of the information set forth in this Prospectus including, in particular, the information set forth under "Risk Factors."

BACKGROUND OF THE COMPANY

     Snyder Communications, Inc. was formed in June 1996 to be the holding company for Snyder Communications, L.P., a limited partnership established in 1988 (the "Partnership"). On or prior to the effectiveness of the Offerings, the Company will consummate the Reorganization (as defined herein), pursuant to which the Company will acquire all of the limited partnership interests of the Partnership and all of the issued and outstanding stock of the corporate general partner of the Partnership. See "The Company."

                                 THE OFFERINGS

     Of the 12,000,000 of Common Stock, par value $.001 per share, offered hereby, 9,600,000 shares of the Common Stock are being offered initially in the United States and Canada (the "U.S. Offering") and 2,400,000 shares of the Common Stock are being offered initially outside the United States and Canada (the "International Offering"). The U.S. Offering and the International Offering are collectively referred to herein as the "Offerings."

     Common Stock offered by:

         The Company...................................             shares
         The Selling Stockholder.......................             shares
    Common Stock to be outstanding after the                        shares
      Offerings(a).....................................
    Use of Proceeds....................................   The estimated net proceeds to be
                                                          received by the Company of
                                                          approximately $       million will
                                                          be used to repay certain
                                                          indebtedness, provide working
                                                          capital and for general corporate
                                                          purposes, which may include
                                                          expansion of its facilities, hiring
                                                          additional sales and marketing
                                                          personnel, capital expenditures and
                                                          acquisitions. See "Use of Proceeds."
    Proposed New York Stock Exchange symbol............

- ---------------
(a) Does not include (i)        shares of Common Stock reserved for issuance
     upon exercise of outstanding options, and (ii)        shares of Common
     Stock available for future issuance under the Company's Stock Option Plan. See "Management -- Stock Option Plan."

                      SUMMARY FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                                                                THREE MONTHS
                                               YEAR ENDED DECEMBER 31,                         ENDED MARCH 31,
                               --------------------------------------------------------   -------------------------
                                  1991          1992        1993      1994       1995        1995          1996
                               -----------   -----------   -------   -------   --------   -----------   -----------
                               (UNAUDITED)   (UNAUDITED)                                  (UNAUDITED)   (UNAUDITED)
INCOME STATEMENT DATA:
Revenues.....................    $ 2,747       $ 4,056     $ 9,043   $11,740   $ 42,892     $ 6,127      $  17,360
Operating expenses (excluding
  compensation to SMS
  stockholders)(a)...........      2,564         3,424       8,458     9,989     34,694       4,946         13,385
Compensation to SMS
  stockholders(a)............         --            --          --        --      4,424          --             --
                               -----------   -----------   -------   -------   --------   -----------   -----------
Income from operations.......        183           632         585     1,751      3,774       1,181          3,975
Interest
  expense--substantially all
  to related parties.........       (330)         (407)       (314)     (296)      (784)        (64)          (274)
Interest income..............          5             5           7        20        198           4             69
                               -----------   -----------   -------   -------   --------   -----------   -----------
Income before taxes..........       (142)          230         278     1,475      3,188       1,121          3,770
SMS income tax provision
  (benefit)..................         --            --          15        85       (245)        280             58
                               -----------   -----------   -------   -------   --------   -----------   -----------
Net income (loss)............    $  (142)      $   230     $   263   $ 1,390   $  3,433     $   841      $   3,712
                               ===========   ===========   ========  ========  =========  ===========   ===========
Pro forma income data
  (unaudited):
Historical income (loss)
  before income taxes as
  reported...................    $  (142)      $   230     $   278   $ 1,475   $  3,188     $ 1,121      $   3,770
Pro forma adjustment for
  compensation to SMS
  stockholders(a)............         --            --          --        --      4,424          --             --
                               -----------   -----------   -------   -------   --------   -----------   -----------
Pro forma income (loss)
  before income taxes........       (142)          230         278     1,475      7,612       1,121          3,770
Pro forma income tax
  provision (benefit)(b).....        (56)           91         104       600      3,021         448          1,508
                               -----------   -----------   -------   -------   --------   -----------   -----------
Pro forma net income
  (loss)(a)(b)...............    $   (86)      $   139     $   174   $   875   $  4,591     $   673      $   2,262
                               ===========   ===========   ========  ========  =========  ===========   ===========
Pro forma net income per
  share(c)...................                                                  $            $            $
                                                                               =========  ===========   ===========
Pro forma weighted average
  number of shares
  outstanding(c).............

PRO FORMA, AS ADJUSTED, INCOME STATEMENT DATA (UNAUDITED):
Interest expense(d).........................................................   $     41     $     7      $      13
Net income(e)...............................................................      5,038         707          2,419
Net income per share(e)(f)..................................................
Weighted average shares outstanding(f)......................................

                                                                                   AS OF MARCH 31, 1996
                                                                                 -------------------------
                                                                                              PRO FORMA,
                                                                                 ACTUAL     AS ADJUSTED(g)
                                                                                 -------    --------------
                                                                                        (UNAUDITED)
BALANCE SHEET DATA:
Working capital...............................................................   $ 1,729       $
Total assets..................................................................    16,303
Long-term debt, less current maturities.......................................     5,457
Equity (deficit)..............................................................     2,661

                             Continued on next page

                                                         AS OF DECEMBER 31,             AS OF
                                                  --------------------------------     JUNE 30,
                                                   1993         1994         1995        1996
                                                  ------       ------       ------     --------
SELECTED OPERATING DATA (UNAUDITED):
Number of field sales offices..................       --           25           55          58
Number of call stations........................       --           --           90         326
Number of teleservices associates..............       --           --          177         445
Number of WallBoard(R) programs................        6            8            9          11
Number of sampling packs distributed (in
  millions)....................................      2.6(h)       2.6(h)       3.8(h)         (i)
Number of sampling pack locations (in
  thousands)...................................     13.1         14.8         20.0            (i)
Number of sampling pack programs...............        2            2            4           6
Number of WallBoard(R) and sampling pack
  sponsors(j)..................................       25           32           68          64

- ---------------
(a) Certain employees of the Company also served as officers of Snyder Marketing Services, Inc. ("SMS"), the corporate general partner of the Partnership, for which such employees received compensation from SMS in 1995, which is treated as non-recurring. The pro forma adjustment gives effect to the elimination in 1995 of this non-recurring compensation based on compensation levels for the Company, as approved by its Board of Directors. Following consummation of the Reorganization, such officers will not be required to perform any comparable duties or responsibilities for SMS. Further, other costs are not likely to be incurred which would offset the impact of this pro forma adjustment. Therefore, such compensation is treated as non-recurring. See Note 13 to the Company's Combined Financial Statements.

(b) Prior to the Offerings, the Company's principal operations were not subject to Federal or state corporate income taxes. The income statement data reflects a pro forma provision for income taxes as if all operations of the Company were subject to Federal and state corporate income taxes for all periods presented. The pro forma provision for income taxes represents an effective combined Federal and state tax rate of approximately 37.4%, 40.7% and 39.7% for the years ending December 31, 1993, 1994 and 1995, respectively, and 40.0% for each of the quarters ended March 31, 1995 and 1996. See "The Company" and Notes 7 and 13 to the Company's Combined Financial Statements.

(c) Immediately prior to the consummation of the Reorganization and the Offerings, the Partnership intends to distribute to its partners, including
     SMS, its then cash balance which is not expected to exceed $         . Pro
     forma net income per share information assumes that        of the shares
     being offered by the Company hereby were outstanding during the periods indicated. This represents the approximate number of shares of Common Stock that the Company would need to issue (at an assumed initial public offering price of $15.00 per share, which is the mid-point of the initial public offering price range) to fund the payment of the distribution to the Partnership's existing partners. See "The Company" and Note 2 to the Company's Combined Financial Statements.

(d) Adjusted to give effect to reduction of interest expense associated with the repayment of the Company's 12.25% subordinated debentures with a portion of the proceeds from the Offerings. See "Use of Proceeds."

(e) Pro forma, as adjusted, net income and pro forma net income per share give effect to an adjustment to reflect the elimination of the non-recurring compensation to certain SMS stockholders (see (a) above) and a pro forma provision for Federal and state corporate income taxes. Pro forma, as adjusted, net income and pro forma net income per share do not give effect to the non-recurring prepayment penalties and other expenses expected to be incurred upon the early retirement of the 12.25% subordinated debentures. This charge to income is estimated to be $2.2 million ($1.3 million net of income taxes).

(f) Pro forma, as adjusted, net income per share has been calculated based on the weighted average number of shares of common stock outstanding during the periods plus the shares of Common Stock issued in the Offerings.

(g) Adjusted to give effect to the distribution of the Partnership's cash balance existing at the date of such distribution ($6.1 million at March 31, 1996) to its existing partners, the recording of a net deferred tax asset, the sale of the shares issued by the Company in the Offerings (at an assumed initial public offering price at the mid-point of the initial public offering price range set forth on the cover page of this Prospectus) and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds." See Note 13 to the Company's Combined Financial Statements.

(h) Represents sampling packs distributed during the years ended December 31, 1993, 1994 and 1995, respectively.

(i) As of June 30, 1996, the Company had contracts with clients to distribute approximately 4.5 million sampling packs during 1996. As of the same date, the Company had contracts with approximately 24,000 locations to distribute such packs.

(j) A number of the Company's clients participate in both the WallBoard(R) and sampling pack programs.

                                  RISK FACTORS

     In addition to the other information set forth in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby.

RELIANCE ON AT&T

     Currently, AT&T is the Company's largest client, accounting for 19% of the Company's revenues in 1994, and 59% in each of 1995 and the first quarter of 1996. The contract with AT&T does not contain specific performance criteria, but instead provides for varying payments depending on the type of customer enrolled by the Company. In addition, under the contract, the Company is precluded from concurrently selling similar telecommunications services for competitors of AT&T to U.S.-based residential customers who either speak foreign languages or are English speakers who consider foreign countries their home (the "Foreign-Origin Consumer Market"). See "Business -- Services -- Consumer Markets."

     The Company's contract with AT&T runs through December 1997, subject to AT&T's right to seek to renew the contract upon terms mutually agreeable to AT&T and the Company. In addition, the Company is currently negotiating an amendment to the AT&T contract to formalize the arrangement for field sales marketing services performed by the Company for AT&T with respect to U.S. residential customers who are not part of the Foreign-Origin Consumer Market (the "Domestic Consumer Market"). The Company has provided such marketing services to AT&T since September 1995, initially through a program that expired in December 1995. Since the expiration of that program the Company has continued to provide such marketing services to AT&T. The Company believes that it will be able to reach agreement with AT&T relating to the Domestic Consumer Market upon mutually agreeable terms. There can be no assurance, however, that the Company will be able to do so. In the first quarter of 1996, services performed by the Company for AT&T in the Domestic Consumer Market accounted for approximately 24% of the Company's total revenues.

     The Company anticipates that as the expiration of the AT&T contract nears, it will enter into negotiations with AT&T regarding extending the contract. The loss of AT&T as a client would have a material adverse effect on the Company. If such negotiations were to prove unsuccessful, the Company anticipates that it would enter into negotiations with other companies, including with other telecommunications companies, to utilize the resources currently devoted to AT&T (although under the terms of the AT&T contract it could not enter into such negotiations with other telecommunications companies for services targeting the Foreign-Origin Consumer Market until thirty days after the expiration of the AT&T contract). The Company also anticipates that the deregulation of the U.S. telecommunications industry by 1998, pursuant to the Telecommunications Act of 1996, and the competitive environment that will result therefrom, would provide it with opportunities to service other telecommunications businesses. There can be no assurance, however, that the Company would be able to find clients that would generate the same amount of revenues or profitability of business as does AT&T. See "Business -- Services -- Consumer Markets."

RELIANCE ON OTHER MAJOR CLIENTS

     In addition to AT&T, the Company has a number of significant clients, including, listed alphabetically, Eastman Kodak Company, Gerber Products Company, Kellogg U.S.A., Inc., Kraft Foods Inc., Lehn & Fink Products (now a unit of Reckitt & Colman, Inc.), MCI Telecommunications Corporation, Nestle Beverage Company, The Prudential Insurance Company of America and Reckitt & Colman, Inc. None of these clients accounted for more than 10% of the Company's revenue in 1995, although MCI is expected to account for materially more than 10% of the Company's revenue in 1996. In the first quarter of 1996, MCI accounted for approximately 24% of the Company's revenues. The Company does not believe that revenues from an individual client for a particular quarter are necessarily indicative of revenues from that client for the entire year. The loss of MCI as a client would have a material adverse effect on the Company. All of the clients named above currently have contracts with the Company of at least one year and, in some cases multi-year, duration, with renewal options. The contract with MCI can be terminated by MCI upon 90 days' notice to the Company. Each of these contracts contains product exclusivity, which precludes the Company from providing similar services for competing products. Accordingly, if any such client were to terminate or not renew its contract with the Company, the Company could potentially replace its business with that of a competitor of such client. If, however, the Company were to lose any of these clients and be unable to replace its business with a competitor or otherwise, it could have a material adverse effect on the Company. See "Business -- Services."

MANAGEMENT OF GROWTH

     The Company has experienced rapid growth over the past several years. Continued growth depends in significant part on the Company's ability to successfully utilize its existing infrastructure and databases to perform services for other clients, as well as on the Company's ability to develop and successfully implement new marketing methods or channels for new services for existing and new clients. Continued growth will also depend on a number of other factors, including the Company's ability to (i) maintain the high quality of the services it provides to customers and to increase its penetration with existing customers, (ii) recruit, motivate and retain qualified personnel, (iii) train existing sales representatives or recruit new sales representatives on an economic basis to sell different categories of services or products and (iv) open new field sales offices and new call centers in a timely and economic fashion. The Company's continued growth also will require the implementation of enhanced operational and financial systems, will require additional management, operational and financial resources and could place a strain on the Company's operations and resources. There can be no assurance that the Company will be able to manage its expanding operations effectively or that it will be able to maintain its growth. If the Company is unable to manage growth effectively, its business, results of operations or financial condition could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Growth Strategy."

GROWTH THROUGH ACQUISITIONS; INTERNATIONAL EXPANSION

     Among other growth strategies, the Company plans to expand its business through complementary acquisitions. There can be no assurance that the Company will have sufficient capital resources to pursue this aspect of its growth strategy. Additionally, there can be no assurance that the Company will successfully identify, complete or integrate acquisitions or that any acquisitions will perform as expected or will contribute significant revenues or profits to the Company. The Company has also recently expanded its business to the United Kingdom. There can be no assurance that this or any other international expansion will generate revenues or profits for the Company. Any new international operation, including the United Kingdom operation, would be subject to currency fluctuations and other risks, including adverse developments in the foreign political and economic environment, difficulties in staffing and managing foreign operations and potentially adverse tax consequences. There can be no assurance that one or more of these factors will not have a material adverse effect on the Company's international operations.

DEPENDENCE ON TREND TOWARD OUTSOURCING

     The Company's business and growth depend in large part on the trend toward outsourcing of marketing services. The Company is dependent on outsourcing from telecommunications company clients, in particular AT&T. There can be no assurance that this trend in outsourcing will continue, as companies may elect to perform such services internally. A significant change in the direction of this trend, or a trend in the telecommunications industry not to use, or reduce the use of, outsourced marketing services, such as those provided by the Company, would have a material adverse effect on the Company. See
"Business -- Industry Overview."

RISKS ASSOCIATED WITH THE COMPANY'S CONTRACTS

     Although the Company currently seeks to sign multi-year contracts with its clients, the Company's contracts do not assure the Company a specific level of revenues and do not designate the Company as the client's exclusive marketing services provider. The Company believes maintaining satisfactory relationships with its clients has a more significant impact on the Company's revenues than the specific terms of its client contracts. In the Marketing Services division, the majority of the Company's contracts with clients are annual contracts with terms that expire by the end of 1996. There can be no assurance that the clients will renew or extend such contracts. In addition, the Company's contracts with MCI and certain other significant clients are terminable by its clients on relatively short notice, and all of the Company's significant contracts prohibit the Company from providing services to a direct competitor of a client that are identical or similar to the services the Company provides to such client during the term of such contract and in some cases up to ninety days thereafter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Growth Strategy" and "-- Services."

     The Company's Marketing Services division depends significantly on its ability to establish and maintain relationships with sponsors and affiliations with industry associations. A significant reduction in the Company's ability to establish relationships with additional sponsors or associations, or in renewal rates on the Company's contracts with existing sponsors or associations, could have a material adverse effect on the Company. See
"Business -- Services -- Marketing Services."

COMPETITIVE AND FRAGMENTED INDUSTRY; POTENTIAL CONSUMER SATURATION

     The industry in which the Company competes is highly competitive and fragmented. The Company competes with providers of other forms of advertising and marketing media, such as direct mail, television, radio and other advertising media. The Company also competes with the internal marketing capabilities of clients and prospective clients. The Company's largest clients, AT&T and MCI, have significant internal teleservices and field force marketing capabilities and also contract for these services from competitors of the Company. The Company competes as well with other marketing services firms, ranging in size from very small firms offering special applications or short-term projects to large independent firms. A number of competitors have capabilities and resources equal to, or greater than, the Company's. There can be no assurance that, as the Company's industry continues to evolve, additional competitors with greater resources than the Company will not enter the industry (or particular segments of the industry) or that the Company's clients will not choose to conduct more of their targeted marketing services internally or through alternative marketing media. See "Business -- Competition."

     Moreover, the effectiveness of marketing by telephone could also decrease as a result of consumer saturation and increased consumer resistance to this marketing method. Although the Company intends to monitor industry trends and respond accordingly, there can be no assurance that the Company will be able to anticipate and successfully respond to such trends in a timely manner. See "Business."

DEPENDENCE ON LABOR FORCE

     The Company's industry is very labor intensive and experiences high personnel turnover. Many of the Company's employees receive hourly wages plus commissions, if earned. A significant number of the Company's employees, including all of its teleservices associates, are employed on a part-time basis. A higher turnover rate among the Company's employees would increase the Company's recruiting and training costs and decrease operating efficiencies and productivity. The Company's operations, particularly direct sales and teleservices, require specially trained employees, such as those employees who market services and products in languages other than English. Growth in the Company's business will require it to recruit and train qualified personnel at an accelerated rate from time to time. There can be no assurance that the Company will be able to continue to hire, train and retain a sufficient labor force of qualified employees, particularly bilingual employees. A significant portion of the Company's costs consists of wages to hourly workers. An increase in hourly wages, costs of employee benefits, employment taxes or commission rates could have a material adverse effect on the Company. See
"Business -- Hiring and Training" and "-- Employees."

RELIANCE ON TECHNOLOGY; RISK OF BUSINESS INTERRUPTION

     The Company has invested significantly in sophisticated and specialized telecommunications and computer technology and has focused on the application of this technology to provide customized solutions to meet many of its clients' needs. In addition, the Company has invested significantly in sophisticated end-user databases and software that enable it to market its clients' products to targeted markets. The Company anticipates that it will be necessary to continue to select, invest in and develop new and enhanced technology and end-user databases on a timely basis in the future in order to maintain its competitiveness. In addition, the Company's business is highly dependent on its computer and telephone equipment and software systems, and the temporary or permanent loss of such equipment or systems, through casualty or operating malfunction, or a significant increase in the cost of telephone services that is not recoverable through an increase in the price of the Company's services, could have a material adverse effect on the Company's business. The Company's property and business interruption insurance may not adequately compensate the Company for all losses that it may incur in any such event.

DEPENDENCE ON KEY PERSONNEL

     The success of the Company depends in large part upon the abilities and continued service of its executive officers and other key employees, particularly Mr. Daniel M. Snyder, President, Chief Executive Officer and Chairman of the Board of Directors. There can be no assurance that the Company will be able to retain the services of such officers and employees. The failure of the Company to retain the services of Mr. Snyder and other key personnel could have a material adverse effect on the Company. The Company has employment agreements with certain executive officers, including Mr. Snyder, and also has non-competition agreements with certain key personnel, including such executive officers. However, courts are at times reluctant to enforce such non-competition agreements. The Company maintains a key person insurance policy on Mr. Snyder. In order to support its growth, the Company will be required to recruit effectively, hire, train and retain additional qualified management personnel. The inability of the Company to attract and retain the necessary personnel could have a material adverse effect on the Company. See "Management -- Employment Agreements."

GOVERNMENT REGULATION

     The Company's business is subject to various Federal and state laws and regulations. Certain portions of the Company's industry have become subject to an increasing amount of Federal and state regulation in the past five years. The Federal Communications Commission's (the "FCC") rules under the Federal Telephone Consumer Protection Act of 1991 limit the hours during which telemarketers may call consumers and prohibit the use of automated telephone dialing equipment to call certain telephone numbers. The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 (the "TCFAPA") broadly authorizes the Federal Trade Commission (the "FTC") to issue regulations prohibiting misrepresentation in telephone sales. In August 1995, the FTC issued regulations under the TCFAPA which, among other things, require telemarketers to make certain disclosures when soliciting sales. The Company believes its operating procedures comply with the telephone solicitation rules of the FCC and FTC. However, there can be no assurance that additional Federal or state legislation, or changes in regulatory implementation, would not limit the activities of the Company or its clients in the future or significantly increase the cost of regulatory compliance.

     A number of states have enacted or are considering enacting legislation to regulate telephone and door-to-door solicitations. For example, telephone sales in certain states cannot be final unless a written contract is delivered to and signed by the buyer and may be canceled within three business days.

     Several of the industries in which the Company's clients operate are subject to varying degrees of government regulations, particularly the telecommunications industries. Generally, compliance with these regulations is the responsibility of the Company's clients. However, the Company could be subject to a variety of enforcement or private actions for its failure or the failure of its clients to comply with such regulations.

     One of the significant regulations of the FCC applicable to long distance carriers, such as AT&T and MCI, prohibits the unauthorized switching of subscribers' long distance carriers, also known in the industry as "slamming." A fine of up to $100,000 may be imposed by the FCC for each instance of slamming. In order to prevent unauthorized switches, federal law requires that switches authorized over the telephone, such as through the Company's teleservices, be verified contemporaneously by a third party. The Company believes its procedures comply with this third-party verification requirement.

     In the past, third-party verification has not been required for switches obtained in person, such as those obtained by members of the Company's field sales force. However, effective August 1, 1996, the Company will be subject to certain third-party verification procedures for switches obtained by the Company's field sales force in its Business Markets division for MCI. The Company's training and other procedures are designed to prevent unauthorized switching. However, as with any field sales force, the Company cannot completely ensure that each employee will always follow the Company's mandated procedures. Accordingly, it is possible, and perhaps probable, that employees may in some instances engage in unauthorized activities, including "slamming." In view of its recent rapid growth in its field sales force, the Company in the second quarter of 1996 began to institute additional protective safeguards against the occurrence of unauthorized activities. Such new safeguards include the institution of an additional level of field sales supervisors who oversee the activities of the field sales force. This effort was led by a new director, previously employed by AT&T for 19 years, with extensive experience in field sales, who was hired by the Company for this purpose. During the course of her review of the field sales force operations, the director recommended that two district managers be terminated as well as certain of their subordinates. Such persons immediately were terminated in March 1996. During this period, two additional district managers and certain of their subordinates voluntarily left the employ of the Company for unspecified reasons. The terminated district managers alleged that persons in districts other than theirs were engaged in unauthorized activities. The Company investigated such allegations but concluded that no other terminations were warranted. The Company is unable to quantify what effect, if any, any unauthorized activities, if they did occur, may have had on the financial performance of the Company in 1995. The Company investigates customer complaints reported to it by its telecommunications clients and reports the results to its clients. To the Company's knowledge, no FCC complaint ever has been brought against any of its clients as a result of the Company's services. If any complaints were brought, the Company's client might assert that such complaints constituted a breach of its agreement with the Company and, if material, seek to terminate the contract. Any termination would be likely to have a material adverse effect upon the Company's business. If such complaints resulted in fines being assessed against a client of the Company, the client could seek to recover such fines from the Company. Any amounts recovered from the Company would reduce the Company's net income.

     In addition, on June 21, 1996 MCI and the FCC entered into a consent decree, under which MCI agreed to institute third-party verification procedures for most small-business customer marketing not currently covered by third-party verification, including field sales marketing of small-business customers. The Company provides field sales marketing services to small-business customers on behalf of MCI, and will be subject to third-party verification of switches obtained by the Company's field sales force for MCI effective August 1, 1996. The form of such third-party verification procedures is not known at this time. Such third-party verification could increase the Company's costs, decrease the productivity of the Company's sales force or delay acceptance by MCI of potential new customers submitted by the Company. Institution of third-party verification with respect to field sales for MCI could have a material adverse effect on the Company.

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; SEASONALITY

     The Company could experience quarterly variations in revenues and operating income as a result of many factors, including the timing of clients' marketing campaign, the implementation of a new product or service, the timing of additional selling efforts and the general and administrative expenses to acquire and support such new business and changes in the Company's revenue mix among its various service offerings. In connection with certain contracts, the Company could incur costs in periods prior to recognizing revenue under those contracts. In addition, the Company must plan its operating expenditures based on revenue forecasts, and a revenue shortfall below such forecast in any quarter would likely adversely affect the Company's operating results for that quarter. Historically, seasonal variations in the Company's business have been overshadowed by the Company's growth. The Company expects that in the future its sales will reflect seasonal effects in the first and third quarters due to weather related impact on the field sales force and the impact on the Company's teleservices operations of the decreased ability to reach potential customers as a result of summer vacations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NO PRIOR PUBLIC MARKET; POTENTIAL VOLATILITY OF STOCK PRICE

     Prior to the Offerings there has been no public market for the Common Stock. Although an application will be made to list the Common Stock on the New York Stock Exchange, there can be no assurance that an active trading market for the Common Stock will develop or be sustained following the Offerings. The initial public offering price of the Common Stock offered hereby will be determined by negotiations among the Company, the Selling Stockholder and the Representatives of the Underwriters and may bear no relationship to the trading prices of the Common Stock after the Offerings. See "Underwriting." The trading price of the Common Stock could be subject to significant fluctuations in response to actual or anticipated variations in the Company's quarterly operating results and other factors, such as the introduction of new services or technologies by the Company or its competitors, changes in other conditions or trends in the Company's industry or in the industries of any of the Company's significant clients, changes in governmental regulation, changes in securities analysts' estimates of the Company's, or its competitors' or industry's, future performance or general market conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results." General market price declines or market volatility in the future, or future declines or volatility in the prices of stocks for companies in the Company's industry or sector, could also affect the market price of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

     A substantial number of shares of Common Stock will become available for sale in the public market at various times following the completion of the Offerings. No prediction can be made as to the effect, if any, that market sales or the availability of shares for future market sales will have on the market price of the Common Stock. Upon completion of the Offerings, the Company will have outstanding an aggregate of shares of Common Stock. The Common Stock offered hereby will be freely tradeable (other than by an "affiliate" of the Company as such term is defined in the Securities Act of 1933, as amended (the "Securities Act")) without restriction or registration under the Securities Act. All remaining shares may be sold under Rule 144 under the Securities Act, subject to the volume, manner of sale and other restrictions of Rule 144. The Company, the Selling Stockholder and the Company's other stockholders have agreed, subject to exceptions for certain pledges and, in the case of the Company, the grant of employee stock options, not to, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any capital stock of the Company or any security convertible or exchangeable into, or exercisable for, such capital stock, or, in the case of the Company, file any registration statement with respect to any of the foregoing (other than a registration statement on Form S-8 to register shares issuable upon exercise of employee stock options), for a period of 180 days after the date of this Prospectus, without the prior written consent of Merrill Lynch & Co. Pursuant to an agreement, Mr. Daniel M. Snyder and certain of the Company's other stockholders are entitled to certain registration rights with respect to their shares of Common Stock. If such stockholders, by exercising such registration rights upon expiration of the lock-up agreement described above, cause a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price of the Common Stock. In addition, the Company intends to file a registration statement under the Securities Act to register initially an aggregate of five million shares of Common Stock reserved for issuance in connection with the Company's Stock Option Plan (as defined herein). The issuance of such shares upon exercise of any options granted under such plan would result in the dilution of the voting power of the Common Stock purchased in the Offerings and could have a dilutive effect on earnings per share. See "Management -- Stock Option Plan," "Description of Capital Stock," "Shares Eligible for Future Sale" and "Underwriting."

CONTROL BY PRINCIPAL STOCKHOLDERS

     Following completion of the Offerings, Mr. Daniel M. Snyder, the Chairman of the Board of Directors, President and Chief Executive Officer of the Company, and Ms. Michele D. Snyder, Executive Vice President, Chief Operating Officer, Acting Chief Financial Officer and a director of the Company, will beneficially
own approximately   % and   %, respectively, of the outstanding shares of Common
Stock

(approximately      % and      % respectively, if the Underwriters'
over-allotment options are exercised in full). As a result, Mr. Snyder individually, and he and Ms. Snyder if they act in concert, will have the ability to exercise substantial influence over the Company's business by virtue of their voting power with respect to the election of directors and all other matters requiring action by stockholders. Such concentration of share ownership may have the effect of discouraging, delaying or preventing a change in control of the Company. See "Management" and "Principal and Selling Stockholders."

EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS

     The Company's Certificate of Incorporation and Bylaws contain certain provisions that could discourage potential takeover attempts and make attempts by the Company's stockholders to change management more difficult. Such provisions include the requirement that the Company's stockholders follow an advance notification procedure for certain shareholder nominations of candidates for the Board of Directors and for new business to be conducted at any meeting of the stockholders. In addition, the Certificate of Incorporation allows the Board of Directors to issue up to five million shares of preferred stock and to fix the rights, privileges and preferences of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred shares that may be issued by the Company in the future. While the Company has no present intention to issue any shares of preferred stock, any such issuance could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company is subject to certain anti-takeover provisions of the Delaware General Business Corporation Law, which could have effect of discouraging, delaying or preventing a change of control of the Company. See "Description of Capital Stock -- Certain Charter Provisions."

DILUTION

     Investors purchasing shares of Common Stock in the Offerings will
experience immediate and substantial dilution of $       in the net tangible
book value per share of Common Stock from an assumed initial public offering price at the mid-point of the range set forth on the cover page of this Prospectus. Additional dilution may result from the exercise of outstanding employee stock options. See "Dilution."

                                  THE COMPANY

     Snyder Communications is a rapidly growing provider of innovative and high value-added outsourced marketing services. The Company designs and implements marketing programs for its clients utilizing a range of complementary marketing resources, including field sales, teleservices, WallBoards(R) and product sampling. The Company's clients are primarily Fortune 500 companies with large annual marketing expenditures facing significant competitive pressures to retain or expand market share. Based on 1995 revenues, the ten largest clients of the Company, listed alphabetically, were AT&T Communications, Inc., Eastman Kodak Company, Gerber Products Company, Kellogg U.S.A., Inc., Kraft Foods Inc., Lehn & Fink Products (now a unit of Reckitt & Colman, Inc.), MCI Telecommunications Corporation, Nestle Beverage Company, The Prudential Insurance Company of America and Reckitt & Colman, Inc.

     The Company enhances the value of its outsourced marketing services by identifying and targeting high value market segments, in addition to general markets, in order to increase market share for its clients. For example, the Company's field sales representatives and teleservices associates have the capability to market services in 16 foreign languages, in addition to English, to reach both residential and business customers in multi-cultural markets, as well as general markets. The Company utilizes its WallBoards(R) and sampling packs to market products and services through targeted channels of distribution, including the offices of cardiologists, rheumatologists and orthopedists, and endocrinologists and diabetologists, to reach patients with heart conditions, arthritis and diabetes; maternity wards and day care centers to reach new and working parents; and corporate aviation terminals to reach business executives. The Company seeks to identify and access market segments with high growth characteristics.

     As of June 30, 1996, the Company employed approximately 900 field sales representatives operating out of 58 offices in 41 cities, and 445 teleservices associates providing services from 326 call stations in three call centers. As of that date, the Company had 11 different WallBoard(R) programs in over 17,000 sites. During 1995, the Company distributed over 3.8 million sampling packs containing over 75 different product samples, coupons and pieces of literature of 49 clients of the Company at approximately 20,000 locations.

     The Company's revenues increased from $11.7 million in 1994 to $42.9 million in 1995, and from $6.1 million in the first quarter of 1995 to $17.4 million in the first quarter of 1996. Net income, as adjusted to reflect a pro forma provision for income taxes, as if the Company were subject to corporate income taxes and to eliminate certain non-recurring compensation in 1995, grew from $0.9 million in 1994 to $4.6 million in 1995, and from $0.7 million for the first quarter of 1995 to $2.3 million in the first quarter of 1996.

     Snyder Communications, Inc. was formed in June 1996 to be the holding company for Snyder Communications, L.P. The Partnership was established in 1988 as a limited partnership in which SMS, formerly known as Snyder Communications, Inc., was the general partner, and U.S. News College Marketing L.P. (the "Original Limited Partner"), an entity owned by Mr. Mortimer B. Zuckerman and Mr. Fred Drasner, Chairman and President, respectively, of U.S. News & World Report, L.P., was the sole limited partner. Prior to the consummation of the Reorganization (as defined below), SMS will continue to be owned by Mr. Daniel
M. Snyder, Ms. Michele D. Snyder, Mr. Gerald S. Snyder and Dr. Anthony O. Roberts. In May 1995, the Partnership completed a private placement of 12.25% subordinated debentures (the "Debentures") and limited partnership interests to certain investors, including Allen & Company Incorporated, certain officers and related persons of Allen & Company Incorporated, and certain other investors (collectively, the "1995 Investors"), through which the 1995 Investors became additional limited partners. See "Certain Transactions."

     On or prior to the effectiveness of the Offerings, the Company will consummate a reorganization (the "Reorganization") pursuant to which, among
other things,      shares of Common Stock will be issued in exchange for each percentage of limited partnership interest held by each limited partner in the
Partnership and      shares of Common Stock will be issued in exchange for each share of Common Stock held by each Stockholder in SMS, resulting in an aggregate
of        shares of Common Stock outstanding after consummation of the
Reorganization and completion of the Offerings. Upon consummation of the Reorgani-zation, the Company will own all of the limited partnership interests of the Partnership and all of the issued and outstanding stock of SMS, the general partner of the Partnership.

     Immediately prior to the consummation of the Reorganization and the Offerings, the Partnership intends to distribute to its partners, including SMS, its then cash balance (the "Distribution") and SMS intends to distribute to its stockholders its then cash balance. The Company's cash balance at March 31, 1996 was approximately $6.1 million. The amount of the distribution by the
Partnership is not expected to exceed $       million. The Partnership's
partners and the SMS stockholders are liable for the income tax payable with respect to the Company's operations for periods through the date of the Reorganization.

     The Company's principal executive office is located at Two Democracy Center, 6903 Rockledge Drive, Fifteenth Floor, Bethesda, Maryland 20817, and its telephone number is (301) 468-1010.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the Offerings are
estimated to be approximately $       , based on an assumed initial public
offering price of $15.00 per share, which is the mid-point of the initial public offering price range set forth on the cover page of this Prospectus. The Company will not receive any proceeds from the sale of the shares of Common Stock by the Selling Stockholders (including any shares sold pursuant to the Underwriters' over-allotment options). See "Principal and Selling Stockholders."

     The Company intends to use approximately $7.1 million of the net proceeds of the Offerings to repay in full the Company's Debentures, including accrued and unpaid interest thereon, as of June 30, 1996, which were issued to the 1995 Investors on May 18, 1995, mature on December 31, 2001 and bear interest at a fixed rate of 12.25% per annum. As of June 30, 1996, the outstanding principal amount of the Debentures was $6.0 million, and accrued and unpaid interest totaled $183,750. During the year ending May 18, 1997, the terms of the Debentures permit prepayment of the principal at 115% of face value, plus accrued and unpaid interest. The balance of the net proceeds will be used for working capital and general corporate purposes, which may include expansion of the Company's facilities, including the expansion of the Company's call centers in Bethesda, Maryland, the establishment of the Company's call center in the United Kingdom, the establishment of an executive office in the United Kingdom and the establishment of additional field sales offices, expansion of the Company's sales and marketing personnel, capital expenditures, and strategic acquisitions of complementary businesses. The Company has not entered into any agreements or understandings nor is it currently engaged in any negotiations or discussions with respect to any acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Growth Strategy."

     Pending application of the net proceeds as described above, the Company intends to invest the net proceeds in short-term, interest-bearing investment grade securities.

                                DIVIDEND POLICY

     The Company currently intends to retain future earnings to finance its growth and development and therefore does not anticipate paying any cash dividends in the foreseeable future. Payment of any future dividends will depend upon the future earnings and capital requirements of the Company and other factors which the Board of Directors considers appropriate.

                                 CAPITALIZATION

     The following table sets forth the combined capitalization of the Company
(i) at March 31, 1996, (ii) at March 31, 1996 after giving pro forma effect to the Reorganization and the Distribution and (iii) at March 31, 1996 as further adjusted to reflect the issuance and sale of the 12,000,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $15.00 per share which is the mid-point of the initial public offering price range set forth on the cover page of this Prospectus and after deduction of underwriting discounts and estimated offering expenses) and the receipt by the Company of its portion of the net proceeds and the application by the Company of a portion of its estimated net proceeds to repay the Debentures in full. See "Use of Proceeds." This table should be read in conjunction with the Company's Combined Financial Statements and notes thereto appearing elsewhere in this Prospectus.

                                                                          AT MARCH 31, 1996
                                                                  ----------------------------------
                                                                                         PRO FORMA,
                                                                  ACTUAL    PRO FORMA    AS ADJUSTED
                                                                  ------    ---------    -----------
                                                                          (IN THOUSANDS)
Current portion of notes payable and obligations under capital
  leases.......................................................   $  216     $   216       $   216
                                                                  ======    ========     =========
Long-term debt, less current maturities(a).....................   $5,457     $ 5,457       $   280
Equity:
     Preferred stock, none authorized, actual; $.001 par value
       per share, 5 million shares authorized, none issued and
       outstanding, pro forma and pro forma as adjusted........       --          --            --
     Common stock, no stated par value, 3,000 shares
       authorized, actual; $.001 par value per share, 120
       million shares authorized, pro forma and pro forma as
       adjusted; 2,000 shares issued and outstanding, actual;
              shares issued and outstanding, pro forma; and
              shares issued and outstanding, pro forma as
       adjusted(b).............................................        1          --
     Additional paid-in capital(c).............................    1,360      (3,223)
     Retained earnings(c)(d)...................................    1,412          --
     Limited partners' deficit(c)..............................     (112)         --
                                                                  ------    ---------    ---------
          Total equity (deficit)...............................    2,661      (3,223)
                                                                  ------    ---------    ---------
               Total capitalization............................   $8,118     $ 2,234       $
                                                                  ======    ========     =========

- ---------------
(a) Represents obligations under capital leases and the Debentures.

(b) Does not include        shares of Common Stock reserved for issuance upon
     exercise of outstanding options. See "Management -- Stock Option Plan."

(c) In connection with the Reorganization, the retained earnings and limited partners' deficit balances will be reclassified to additional paid-in capital. The pro forma additional paid-in capital balance also reflects the planned distribution by the Partnership of its cash balance to its existing partners prior to the Offerings. The Company's cash balance at March 31, 1996 was $6.1 million. The amount of the distribution by the Partnership is
     not expected to exceed $     million. See "The Company."

(d) Pro forma, as adjusted retained earnings represents the after-tax effect of prepayment penalties ($0.5 million) and the write-off of unamortized discount and issuance costs ($0.8 million) associated with the repayment of the Debentures. See "Use of Proceeds."

                                    DILUTION

     The net tangible book value of the Company at March 31, 1996, after giving effect to the Reorganization but prior to the Distribution, was approximately
$2.2 million, or $       per share of Common Stock. Net tangible book value per
share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the Reorganization and Distribution, the pro forma net tangible book value (deficit) of the Company at March 31, 1996 would have been $(3.7 million) or
$               per share of Common Stock.

     Net tangible book value dilution per share represents the difference between the amount paid by purchasers of shares of Common Stock in the Offerings and the pro forma net tangible book value per share of Common Stock immediately after completion of the Offerings. After giving effect to the sale of the shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $15.00 per share, which is the mid-point of the initial public offering price range set forth on the cover page of this Prospectus, and the application by the Company of the estimated net proceeds to the Company therefrom, the pro forma net tangible book value of the Company as of March 31,
1996 would have been approximately $       or $       per share. This represents
an immediate increase in pro forma net tangible book value of $       per share
to existing stockholders and an immediately dilution of $       per share to new
stockholders purchasing shares of Common Stock in the Offerings. The following table illustrates this dilution:

        Assumed initial public offering price per share...........               $15.00
             Net tangible book value per share at March 31, 1996
               after giving effect to the Reorganization but prior
               to the Distribution................................
             Decrease per share attributable to the
               Distribution.......................................
             Increase per share attributable to new
               stockholders.......................................
                                                                     --------
        Pro forma as adjusted net tangible book value per share
          after the Offerings(a)..................................
                                                                                 ------
        Net tangible book value per share dilution to new
          stockholders............................................               $
                                                                                 ======

- ---------------
(a) Does not reflect shares of Common Stock reserved for issuance upon exercise of outstanding options. See "Management -- Stock Option Plan."

     The following table sets forth, after giving effect to the Reorganization, the number of shares of Common Stock purchased from the Company within the last five years, the total cash consideration paid for such shares and the average consideration paid per share by the officers, directors and affiliates of the Company and by new investors. The following computations assume an initial public offering price of $15.00 per share, which is the mid-point of the initial public offering price range, before deducting the underwriting discount and estimated offering expenses.

                                              SHARES PURCHASED       TOTAL CONSIDERATION
                                             -------------------    ---------------------    AVERAGE PRICE
                                              NUMBER     PERCENT      AMOUNT      PERCENT      PER SHARE
                                             --------    -------    ----------    -------    -------------
Officers, directors and affiliates........                      %   $                    %    $
New investors.............................
                                             --------    -------    ----------    -------    -------------
          Total(b)........................                      %   $                    %    $
                                             =======     =======     =========    =======      ==========

- ---------------
(b) Does not include shares of Common Stock purchased by existing stockholders who are not officers, directors or affiliates of the Company.

                     SELECTED FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

    The following table sets forth selected financial and operating data as of and for each of the years in the five-year period ended December 31, 1995, and for the three months ended March 31, 1995 and 1996. The table also sets forth pro forma income statement data for all periods presented giving effect to Federal and state income taxes and the elimination in 1995 of certain non-recurring compensation expense. The historical income statement data and balance sheet data for and as of each of the years in the three-year period ended December 31, 1995, are derived from the audited Combined Financial Statements of the Company. The income statement and balance sheet data for and as of each of the years in the two-year period ended December 31, 1992 and each of the three-month periods ended March 31, 1995 and March 31, 1996, have been derived from the unaudited Combined Financial Statements of the Company and in the opinion of Management include all adjustments (consisting of normal and recurring adjustments) which are necessary to present fairly the results of operation and financial position of the Company for the periods and at the dates presented. The selected financial and operating data for the three months ended March 31, 1996 are not necessarily indicative of the results to be expected for the full year. The following selected financial and operating data should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Combined Financial Statements and notes thereto included elsewhere in this Prospectus.

                                                                                                                 THREE MONTHS
                                                                    YEAR ENDED DECEMBER 31,                     ENDED MARCH 31,
                                                      ----------------------------------------------------    -------------------
                                                       1991       1992       1993       1994        1995       1995        1996
                                                      -------    -------    -------    -------    --------    -------    --------
                                                         (UNAUDITED)                                              (UNAUDITED)
INCOME STATEMENT DATA:
Revenues...........................................   $ 2,747    $ 4,056    $ 9,043    $11,740    $ 42,892    $ 6,127    $ 17,360
Operating expenses (excluding compensation to SMS
  stockholders)(a).................................     2,564      3,424      8,458      9,989      34,694      4,946      13,385
Compensation to SMS stockholders(a)................        --         --         --         --       4,424         --          --
                                                      -------    -------    -------    -------    --------    -------    --------
Income from operations.............................       183        632        585      1,751       3,774      1,181       3,975
Interest expense--substantially all to related
  parties..........................................      (330)      (407)      (314)      (296)       (784)       (64)       (274)
Interest income....................................         5          5          7         20         198          4          69
                                                      -------    -------    -------    -------    --------    -------    --------
Income before taxes................................      (142)       230        278      1,475       3,188      1,121       3,770
SMS income tax provision (benefit).................        --         --         15         85        (245)       280          58
                                                      -------    -------    -------    -------    --------    -------    --------
Net income (loss)..................................   $  (142)   $   230    $   263    $ 1,390    $  3,433    $   841    $  3,712
                                                      ========   ========   ========   ========   =========   ========   =========
Pro forma income data (unaudited):
Historical income (loss) before income taxes as
  reported.........................................   $  (142)   $   230    $   278    $ 1,475    $  3,188    $ 1,121    $  3,770
Pro forma adjustment for compensation to SMS
  stockholders(a)..................................        --         --         --         --       4,424         --          --
                                                      -------    -------    -------    -------    --------    -------    --------
Pro forma income (loss) before income taxes........      (142)       230        278      1,475       7,612      1,121       3,770
Pro forma income tax provision (benefit)(b)........       (56)        91        104        600       3,021        448       1,508
                                                      -------    -------    -------    -------    --------    -------    --------
Pro forma net income (loss)(a)(b)..................   $   (86)   $   139    $   174    $   875    $  4,591    $   673    $  2,262
                                                      ========   ========   ========   ========   =========   ========   =========
Pro forma net income per share(c)..................                                               $           $          $
                                                                                                  =========   ========   =========
Pro forma weighted average number of shares
  outstanding(c)...................................

                                                                      AS OF DECEMBER 31,
                                                      ---------------------------------------------------           AS OF
                                                       1991       1992       1993       1994       1995         MARCH 31, 1996
                                                      -------    -------    -------    -------    -------    --------------------
                                                         (UNAUDITED)                                             (UNAUDITED)
BALANCE SHEET DATA:
Working capital (deficit)..........................   $(2,146)   $(1,214)   $(1,802)   $(1,509)   $(1,564)         $  1,729
Total assets.......................................       798      1,402      2,320      3,673     13,027            16,303
Long-term debt, less current maturities............     2,426      3,234      2,638      2,057      5,460             5,457
Equity (deficit)...................................    (3,983)    (3,422)    (3,235)    (1,866)    (1,050)            2,661

               See Notes to Selected Financial and Operating Data

                                                      AS OF DECEMBER 31,
                                               --------------------------------         AS OF
                                                1993         1994         1995      JUNE 30, 1996
                                               ------       ------       ------     -------------
SELECTED OPERATING DATA (UNAUDITED):
Number of field sales offices...............       --           25           55           58
Number of call stations.....................       --           --           90          326
Number of teleservices associates...........       --           --          177          445
Number of WallBoard(R) programs.............        6            8            9           11
Number of sampling packs distributed (in
  millions).................................      2.6(d)       2.6(d)       3.8(d)          (e)
Number of sampling pack locations (in
  thousands)................................     13.1         14.8         20.0             (e)
Number of sampling pack programs............        2            2            4            6
Number of WallBoard(R) and sampling pack
  sponsors(f)...............................       25           32           68           64

- ---------------
(a) Certain employees of the Company also served as officers of SMS, the corporate general partner of the Partnership, for which such employees received compensation from SMS in 1995, which is treated as non-recurring. The pro forma adjustment gives effect to the elimination in 1995 of this non-recurring compensation based on compensation levels for the Company, as approved by its Board of Directors. Following consummation of the Reorganization, such officers will not be required to perform any comparable duties or responsibilities for SMS. Further, other costs are not likely to be incurred which would offset the impact of this pro forma adjustment. Therefore, such compensation is treated as non-recurring. See Note 13 to the Company's Combined Financial Statements.

(b) Prior to the Offerings, the Company's principal operations were not subject to Federal or state corporate income taxes. The income statement data reflects a pro forma provision for income taxes as if all operations of the Company were subject to Federal and state corporate income taxes for all periods presented. The pro forma provision for income taxes represents an effective combined Federal and state tax rate of approximately 37.4%, 40.7%, and 39.7% for the years ending December 31, 1993, 1994 and 1995, respectively, and 40.0% for each of the quarters ended March 31, 1995 and 1996. See "The Company" and Notes 7 and 13 to the Company's Combined Financial Statements.

(c) Immediately prior to the consummation of the Reorganization and the Offerings, the Partnership intends to distribute to its partners, including
     SMS, its then cash balance which is not expected to exceed $       . Pro
     forma net income per share information assumes that        of the shares
     being offered by the Company hereby were outstanding during the periods indicated. This represents the approximate number of shares of Common Stock that the Company would need to issue (at an assumed initial public offering price of $15.00 per share, which is the mid-point of the initial public offering price range) to fund the payment of the distribution to the Partnership's existing partners. See "The Company" and Note 2 to the Combined Financial Statements.

(d) Represents sampling packs distributed during the years ended December 31, 1993, 1994 and 1995, respectively.

(e) As of June 30, 1996, the Company had contracts with clients to distribute approximately 4.5 million sampling packs during 1996. As of the same date, the Company had contracts with approximately 24,000 locations to distribute such packs.

(f) A number of the Company's clients participate in both the WallBoard(R) and sampling pack programs.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The following discussion of the Company's historical results of operations and of its liquidity and capital resources should be read in conjunction with the Selected Financial and Operating Data of the Company and the Combined Financial Statements of the Company and related notes thereto included elsewhere in this Prospectus.

     The Company was established in 1988 as a limited partnership between SMS, as the general partner, and the Original Limited Partner. Prior to the Reorganization, SMS will continue to be owned by Mr. Daniel M. Snyder, Ms. Michele D. Snyder, Mr. Gerald S. Snyder and Dr. Anthony O. Roberts. The Company's primary business in 1988 was its WallBoard(R) programs. In 1991, the Company began to develop sampling pack programs for target markets, and in 1993 initiated its field sales services in its Consumer Markets division. In late 1994, the Company began its Business Markets division utilizing, first, field sales and, soon thereafter, teleservices. Teleservices were added to its Consumer Markets division in the second quarter of 1996.

     The Company's revenues have grown from $2.7 million in 1991 to $42.9 million in 1995. In 1995, revenues from field sales in the Company's Consumer Markets division contributed more than half of the Company's revenues. Revenues from the Company's Business Markets division contributed less than ten percent of total revenues in 1995, although revenues in this new division grew successively in each quarter of 1995 and continued their substantial growth into 1996. In 1995 revenues from the Company's WallBoard(R) programs were slightly higher than revenues from its sampling pack programs, and the growth in revenues from WallBoard(R) programs during 1995 was greater than the growth in sampling pack revenues.

     The Company's growth through 1992 was attributable to the introduction, development and expansion of new WallBoard(R) and sampling pack programs in its Marketing Services division. This business grew significantly in 1993 and continued to grow in subsequent years, modestly in 1994 and more substantially in 1995.

     The Company's rapid growth in 1995 and the first quarter of 1996 is primarily the result of the Company's expansion into field sales. The Company provided targeted field sales services on a modest scale in 1993 and the beginning of 1994. In the latter part of 1994, the Company entered into a contract with AT&T under which the Company provided field sales services, selling telecommunications services to residential customers in selected multi-cultural markets and general markets. As a result of AT&T's satisfaction with the Company's services, this client expanded the scope of the Company's efforts in 1995. Revenues from services provided to AT&T increased from $1.7 million in 1994 to $25.0 million in 1995, and from $2.5 million in the first quarter of 1995 to $10.0 million in the first quarter of 1996. In late 1994 and in 1995, the Company established a significant field sales force in its Consumer Markets division and had opened 29 offices by the end of 1995. The Company has continued in 1996 to add staff, including more field supervisors and senior executives, to improve the quality of the field sales force, training programs and support systems to allow for the continued expansion of its existing services and the possible introduction of additional clients in the Consumer Markets Division. The Company expects that these increases, especially the addition of a significant number of field sales supervisors, will increase the cost of services and may adversely affect margins in future periods. In the second quarter of 1996, the Company added outbound teleservices in its Consumer Markets division.

     In the latter half of 1994, the Company also began to market business-to-business telecommunications services on behalf of MCI by developing separate field sales and teleservices in its Business Markets division. As in its Consumer Markets division, the Company has, to date, added new staff, locations and systems to allow for the expansion of services to MCI and the introduction of new clients. Outbound teleservices were added in the Business Markets division in the second quarter of 1995. Both the field sales and teleservices components of the Business Markets division have grown continuously throughout 1995 and through March 31, 1996.

RESULTS OF OPERATIONS

     In its Consumer Markets and Business Markets divisions, the Company receives revenues from clients to which it provides field and teleservices sales and marketing services based on both the number of accepted subscribers and the type of services sold. The Company typically receives a fixed dollar amount per subscriber. Revenues related to such sales are recognized on the date that the application for service is accepted by the Company's telecommunications clients. In its Marketing Services division, the Company is paid by sponsors in its WallBoard(R) and product sampling programs in installments, generally quarterly or semi-annually, over the term of the contract under which services are rendered, which is generally one year.

     Cost of services consists of all costs specifically associated with client programs, such as salary, commissions and benefits paid to personnel, including senior executive officers associated with specific divisions, inventory, payments to third-party vendors and systems and other support facilities specifically associated with client programs.

     Selling, general and administrative expense is primarily comprised of costs associated with the Company's centralized staff functions, such as financial, accounting, human resources and personnel costs of senior executive officers not specifically associated with any single division.

     Prior to the Reorganization, the Company's principal operations have not been subject to entity level Federal or state corporate income taxes. Further, in addition to compensation paid by the Partnership to Mr. Daniel M. Snyder, Ms. Michele D. Snyder and Mr. Gerald S. Snyder, SMS, the corporate general partner of the Partnership, paid compensation to the same three individuals for services performed for that entity. Because the financial statements of SMS and the Partnership are combined, the compensation paid in 1995 by SMS is included in the Combined Financial Statements of the Company even though no such compensation will be paid in 1996 or in the future following the Reorganization and the Offerings. Accordingly, such amount is separately set forth in the Combined Financial Statements of the Company as "Compensation to stockholders of SMS" and is characterized as a non-recurring charge. Pro forma net income is adjusted for all periods for income taxes as if the Company had been treated as a C corporation and reflects the elimination in 1995 of the non-recurring charge of $4.4 million related to compensation paid to certain stockholders of SMS. The Company expects to recognize a net deferred income tax asset of $189,000 at the time of the Reorganization which will increase net income by that amount in that period.

     The following sets forth, for the periods indicated, certain components of the Company's operating statement data, including such data as a percentage of revenues.

                                                                                              THREE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                               MARCH 31,
                               ----------------------------------------------------    ---------------------------------
                                    1993              1994               1995               1995              1996
                               --------------    ---------------    ---------------    --------------    ---------------
                                                                (DOLLARS IN THOUSANDS)            (UNAUDITED)
Revenues.....................  $9,043   100.0%   $11,740   100.0%   $42,892   100.0%   $6,127   100.0%   $17,360   100.0%
Operating expenses:
    Cost of services.........   5,455    60.3      6,464    55.1     27,480    64.1     3,823    62.4     10,830    62.4
    Selling, general and
      administrative
      expenses...............   3,003    33.2      3,525    30.0      7,214    16.8     1,123    18.3      2,555    14.7
                               ------   -----    -------   -----    -------   -----    ------   -----    -------   -----
                                8,458    93.5      9,989    85.1     34,694    80.9     4,946    80.7     13,385    77.1
Operating income before
  compensation to SMS
  stockholders...............     585     6.5      1,751    14.9      8,198    19.1     1,181    19.3      3,975    22.9
Compensation to SMS
  stockholders...............      --                 --              4,424    10.3        --                 --
                               ------   -----    -------   -----    -------   -----    ------   -----    -------   -----
Income from operations.......     585     6.5      1,751    14.9      3,774     8.8     1,181    19.3      3,975    22.9
Interest expense.............    (314)   (3.5)      (296)   (2.5)      (784)   (1.8)      (64)   (1.0)      (274)   (1.6)
Interest income..............       7     0.1         20     0.2        198     0.5         4     0.1         69     0.4
                               ------            -------            -------            ------            -------
Income before taxes..........     278     3.1      1,475    12.6      3,188     7.4     1,121    18.3      3,770    21.7
SMS income tax provision
  (benefit)..................      15     0.2         85     0.7       (245)   (0.6)      280     4.6         58     0.3
                               ------            -------            -------            ------            -------
Net income...................  $  263     2.9%   $ 1,390    11.8%   $ 3,433     8.0%   $  841    13.7%   $ 3,712    21.4%
                               ======            ========           ========           ======            ========
Pro forma income data
  (unaudited):
    Historical income before
      income taxes as
      reported...............  $  278     3.1%   $ 1,475    12.6%   $ 3,188     7.4%   $1,121    18.3%   $ 3,770    21.7%
    Pro forma adjustment for
      compensation to SMS
      stockholders...........      --                 --              4,424    10.3        --                 --
                               ------            -------            -------            ------            -------
                                  278     3.1      1,475    12.6      7,612    17.7     1,121    18.3      3,770    21.7
Pro forma provision for
  income taxes...............    (104)   (1.1)      (600)   (5.1)    (3,021)   (7.0)     (448)   (7.3)    (1,508)   (8.7)
                               ------            -------            -------            ------            -------
Pro forma net income.........  $  174     1.9%   $   875     7.5%   $ 4,591    10.7%   $  673    11.0%   $ 2,262    13.0%
                               ======            ========           ========           ======            ========

  Three Months Ended March 31, 1996 Compared to Three Months Ended March 31,
1995

     Revenues. Revenues increased $11.3 million, or 183.3%, from $6.1 million in the first quarter of 1995 to $17.4 million in the first quarter of 1996. This increase reflected significantly higher revenues in Consumer Markets field sales, Business Markets field sales and Business Markets teleservices under contracts that were in the early stages of implementation in the beginning of 1995. Approximately two-thirds of the increase was attributable to higher Consumer Markets field sales. In the Business Markets division, field sales revenues grew more rapidly than teleservices revenues, reflecting the later introduction of teleservices. Services provided under these contracts increased throughout 1995 and the three months ended March 31, 1996. This increase in revenues corresponded to the buildup during 1995 in sales offices and the number of field sales personnel in both the Consumer Markets and Business Markets divisions. Revenues in the Marketing Services division were essentially unchanged, as growth in revenue from the WallBoard(R) programs offset a decline in revenues from sampling pack programs. The decline in sampling pack program revenues was due to fewer products being included in sampling packs in the 1996 programs.

     Cost of Services. Cost of services increased $7.0 million from $3.8 million in the first quarter of 1995 to $10.8 million in the first quarter of 1996 due to the growth in services performed for clients. Cost of services as a percentage of revenues remained unchanged. Cost of services as a percentage of revenues from the Marketing Services division increased and was offset by a decrease in cost of services as a percentage of revenues from the Consumer Markets and Business Markets divisions.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $1.5 million from $1.1 million in the first quarter of 1995 to $2.6 million in the first quarter of 1996. Selling, general and administrative expense as a percentage of revenues decreased from 18.3% in the first quarter of 1995 to 14.7% in the first quarter of 1996, reflecting a moderately increased corporate overhead expense being spread over a much larger base of revenues.

     Interest Expense. Interest expense increased $0.2 million from $0.1 million in the first quarter of 1995 to $0.3 million in the first quarter of 1996 due primarily to interest expense related to the Debentures issued in May 1995.

     Pro Forma Net Income. Pro forma net income increased $1.5 million from $0.7 million in the first quarter of 1995 to $2.2 million in the first quarter of 1996, primarily due to growth in revenues.

  1995 Compared to 1994

     Revenues. Revenues increased $31.2 million, or 265.3%, from $11.7 million in 1994 to $42.9 million in 1995. This increase was predominantly due to the rapid growth of the Company's Consumer Markets division related to the sale of long distance services to residential customers in certain multi-cultural markets under the contract with AT&T which commenced in the fourth quarter of 1994, the expansion of services in 1995 to include all domestic markets, and the commencement of a contract with MCI to sell business-to-business long distance services in the first quarter of 1995. Marketing services revenues also increased as a result of new WallBoard(R) and sampling pack programs initiated in 1995 and the addition of new clients to existing programs.

     Cost of Services. Cost of services increased $21.0 million from $6.5 million in 1994 to $27.5 million in 1995. Cost of services, as a percentage of revenues, increased from 55.1% in 1994 to 64.1% in 1995 primarily reflecting increased staffing at the divisional level to support the significant growth and potential future growth in the Consumer Markets and Business Markets divisions.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $3.7 million, from $3.5 million in 1994 to $7.2 million in 1995 due primarily to additional administrative personnel and related corporate expenses associated with the Company's growth. Selling, general and administrative expenses, as a percentage of revenues, decreased from 30.0% in 1994 to 16.8% in 1995, reflecting a moderately increased corporate overhead expense being spread over a much larger base of revenues.

     Interest Expense. Interest expense increased from $0.3 million in 1994 to $0.8 million in 1995 due to interest expense related to the Debentures which were issued in May 1995.

     Pro Forma Net Income. Pro forma net income increased $3.7 million from $0.9 million in 1994 to $4.6 million in 1995 as a result of the combination of significantly increased revenue from the development of the Consumer Markets and Business Markets divisions and controlled overhead expenditures. Pro forma net income reflects the elimination in 1995 of the non-recurring charge of $4.4 million related to compensation paid to certain stockholders of SMS.

  1994 Compared to 1993

     Revenues. Revenues increased $2.7 million, or 29.8%, from $9.0 million in 1993 to $11.7 million in 1994. More than three-quarters of such increase resulted from additional revenues in the Consumer Markets division which in late 1993 began developing a field sales force to sell long-distance services to customers in certain multi-cultural market segments. Marketing services revenues also increased primarily as a result of the addition of new clients in existing WallBoard(R) and sampling pack programs and new programs.

     Cost of Services. Cost of services increased $1.0 million from $5.5 million in 1993 to $6.5 million in 1994. Cost of services as a percentage of revenues decreased from 60.3% in 1993 to 55.1% in 1994. This decrease was primarily due to start-up costs incurred in 1993 associated with the Company's Consumer Markets division, which were not offset by a corresponding increase in revenues during the period.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $0.5 million from $3.0 million in 1993 to $3.5 million in 1994. Selling, general and administrative expenses as a percentage of net revenues decreased from 33.2% in 1993 to 30.0% in 1994 as overhead costs increased more slowly than revenues.

     Interest Expense. Interest expense remained constant at $0.3 million in 1993 and 1994.

     Pro Forma Net Income. Pro forma net income increased $0.7 million from $0.2 million in 1994 to $0.9 million in 1995, due to improved operating margins in the Marketing Services division and the additional revenue from the Consumer Markets division.

QUARTERLY RESULTS

     The Company has experienced, and in the future may experience, quarterly variations in revenue due to a number of factors, many of which are outside of the Company's control, including: the timing of new contracts, the timing of clients' promotional campaigns and the seasonal pattern of certain businesses serviced by the Company. Certain costs incurred by the Company may be recognized in periods prior to the recognition of revenue under existing contracts. Historically, seasonal variations in the Company's business have been overshadowed by the Company's growth. The Company expects that in the future its sales will reflect seasonal effects in the first and third quarters due to weather related impact on the field sales force and the impact in the Company's teleservices operations of the decreased ability to reach potential consumers as a result of summer vacations.

     The following table sets forth the unaudited quarterly results of operations for each of the four quarters in 1995 and the quarter ended March 31, 1996. In Management's opinion, this unaudited quarterly information includes all adjustments which are necessary for a fair presentation of the information for the quarters presented. The operating results in any quarter are not necessarily indicative of the results which may be expected for any other interim period or for the year ending December 31, 1996.

                                                                       QUARTER ENDED
                                            -------------------------------------------------------------------
                                            MARCH 31,    JUNE 30,    SEPTEMBER 30,    DECEMBER 31,    MARCH 31,
                                              1995         1995          1995             1995          1996
                                            ---------    --------    -------------    ------------    ---------
                                                                       (IN THOUSANDS)
Revenues.................................    $ 6,127      $7,853        $11,937         $ 16,974       $17,360
Operating expenses:
     Cost of services....................      3,823       5,223          7,523           10,910        10,830
     Selling, general and administrative
       expenses..........................      1,123       1,647          1,935            2,509         2,555
                                            ---------    --------    -------------    ------------    ---------
                                               4,946       6,870          9,458           13,419        13,385
                                            ---------    --------    -------------    ------------    ---------
Income from operations before
  compensation to SMS stockholders.......      1,181         983          2,479            3,555         3,975
                                            ---------    --------    -------------    ------------    ---------
     Compensation to SMS stockholders....         --          --             --            4,424            --
                                            ---------    --------    -------------    ------------    ---------
Income from operations...................      1,181         983          2,479             (869)        3,975
Interest expense -- substantially all to
  related parties........................        (64)       (151)          (279)            (289)         (274)
Interest income..........................          4           8             69              116            69
                                            ---------    --------    -------------    ------------    ---------
Income before taxes......................      1,121         840          2,269           (1,042)        3,770
Pro forma adjustment for compensation to
  SMS stockholders.......................         --          --             --            4,424            --
                                            ---------    --------    -------------    ------------    ---------
Pro forma income before taxes............    $ 1,121      $  840        $ 2,269         $  3,382       $ 3,770

LIQUIDITY AND CAPITAL RESOURCES

     The following table sets forth selected cash flow information for the periods indicated.

                                                                                         THREE MONTHS
                                                                                            ENDED
                                                         YEAR ENDED DECEMBER 31,          MARCH 31,
                                                       ---------------------------     ----------------
                                                        1993      1994      1995        1995      1996
                                                       ------    ------    -------     ------    ------
                                                                        (IN THOUSANDS)    (UNAUDITED)
     Net cash provided by operating activities......   $1,247    $1,443    $ 8,118     $  234    $2,880
     Net cash (used) by investing activities........     (691)     (536)    (3,903)      (225)     (646)
     Net cash (used) by financing activities........     (424)     (661)      (931)       (53)      (43)

     The Company's primary source of funding has been, and continues to be, cash flow from operations. For the years 1993, 1994 and 1995 and the first quarter of 1996, the Company generated an aggregate of $13.7 million in cash from operating activities.

     Cash used in investing activities has been primarily to fund the purchase of wallboard frames, computer equipment and other capital to support the expansion of the Company's marketing services business and data processing and network capabilities. Cash used in investing activities for 1995 includes $2.8 million in advances to SMS stockholders.

     Cash flows from financing activities include the effect of the May 1995 issuance of the Debentures ($6.0 million face amount), the proceeds of which were used in part to repay a note to the Original Limited Partner in the amount of $2.6 million and to make special cash distributions to the existing limited partners of $1.1 million. Additional cash distributions to the limited partners during the period from January 1, 1993 through March 31, 1996 totaled $3.8 million. These distributions included amounts necessary to cover the limited partners' tax liability related to the income of the Partnership.

     During the periods covered, the Company financed certain equipment purchases through capital leases with various leasing companies. The leases are secured by the related equipment. Total leases outstanding as of March 31, 1996 are $0.5 million. These leases are payable in varying installments through fiscal 1999 with a weighted average interest rate of 12.8%.

     During 1995, SMS advanced to a stockholder $2.7 million, evidenced by a non-interest-bearing loan secured by all of such stockholder's stock in SMS. SMS distributed the obligation, in-kind, to the stockholders of SMS, pro rata on June 30, 1996. See "Certain Transactions."

     Immediately prior to the consummation of the Reorganization and the Offerings, the Partnership intends to distribute to its partners, including SMS, its then cash balance and SMS intends to distribute to its stockholders its then cash balance. The Company's cash balance at March 31, 1996 was $6.1 million. The amount of the distribution by the Partnership is not expected to exceed $ million. The Partnership's partners and the SMS stockholders are liable for the income tax payable with respect to the Company's operations for periods through the date of the Reorganization.

     The Company believes that the proceeds from the Offerings, together with cash generated from operations and cash available to the Company through future borrowing arrangements, will be sufficient to finance the Company's current operations, planned capital expenditures and future growth.

                                    BUSINESS

GENERAL

     Snyder Communications is a rapidly growing provider of innovative and high value-added outsourced marketing services. The Company designs and implements marketing programs for its clients utilizing a range of complementary marketing resources, including field sales, teleservices, WallBoards(R) and product sampling. The Company's clients are primarily Fortune 500 companies with large annual marketing expenditures facing significant competitive pressures to retain or expand market share. Based on 1995 revenues, the ten largest clients of the Company, listed alphabetically, were AT&T Communications, Inc., Eastman Kodak Company, Gerber Products Company, Kellogg U.S.A., Inc., Kraft Foods Inc., Lehn & Fink Products (now a unit of Reckitt & Colman, Inc.), MCI Telecommunications Corporation, Nestle Beverage Company, The Prudential Insurance Company of America and Reckitt & Colman, Inc.

     The Company enhances the value of its outsourced marketing services by identifying and targeting high value market segments, in addition to general markets, in order to increase market share for its clients. For example, the Company's field sales representatives and teleservices associates have the capability to market services in 16 foreign languages, in addition to English, to reach both residential and business customers in multi-cultural markets, as well as general markets. The Company utilizes its WallBoards(R) and sampling packs to market products and services through targeted channels of distribution, including the offices of cardiologists, rheumatologists and orthopedists, and endocrinologists and diabetologists, to reach patients with heart conditions, arthritis and diabetes; maternity wards and day care centers to reach new and working parents; and corporate aviation terminals to reach business executives. The Company seeks to identify and access market segments with high growth characteristics.

     As of June 30, 1996, the Company employed approximately 900 field sales representatives operating out of 58 offices in 41 cities, and 445 teleservices associates providing services from 326 call stations in three call centers. As of that date, the Company had 11 different WallBoard(R) programs in over 17,000 sites. During 1995, the Company distributed over 3.8 million sampling packs containing over 75 different product samples, coupons and pieces of literature of 49 clients of the Company at approximately 20,000 locations.

     The Company's revenues increased from $11.7 million in 1994 to $42.9 million in 1995, and from $6.1 million in the first quarter of 1995 to $17.4 million in the first quarter of 1996. Net income, as adjusted to reflect a pro forma provision for income taxes, as if the Company were subject to corporate income taxes and to eliminate certain non-recurring compensation in 1995, grew from $0.9 million in 1994 to $4.6 million in 1995, and from $0.7 million for the first quarter of 1995 to $2.3 million in the first quarter of 1996.

INDUSTRY OVERVIEW

     The market for the field sales and telephone-based marketing services provided by the Company has grown principally as a result of the increased outsourcing of such services by large organizations in order to supplement their internal marketing capabilities. Outsourcers can provide several advantages over a company acting alone, including the ability to reach special, hard-to-locate audiences; the ability to augment internal sales forces to gain market share more quickly; the avoidance of infrastructure costs, such as opening new sales offices; the opportunity to act quickly by utilizing the outsourcers' marketing channels that could take months or years to develop internally; and the opportunity to pay only for quantifiable results. The Company believes that sellers of products and services will increasingly integrate outsourcers, such as the Company, into their overall marketing strategies.

     The Company seeks to identify and access markets with high growth characteristics. The Company expects that the multi-cultural communities which it targets primarily through its Consumer Markets and Business Markets divisions will grow significantly in the coming years. For example, in February 1996, the Census Bureau projected, based in part on 1990 census data, that the Hispanic and Asian/Pacific Islander communities in the United States were comprised in 1995 of approximately 26.9 million and approximately 9.4 million people, respectively, and would grow approximately 53% and approximately 63%, respectively, by 2010. In contrast, the Census Bureau projected at that time, based in part on 1990 census data, that the general population in the United States would grow approximately 13% by 2010. Similarly, at that time, the Census Bureau projected, based in part on 1990 census data, that the 50 years or older population in the United States was comprised of approximately 68.3 million people in 1995, and would grow approximately 41% by 2010. The Company believes that many of its programs in its Marketing Services division are in locations that are often used by people who are 50 years or older.

     The Company focuses, in part, on identifying industries and markets in which companies are under strong competitive pressure to enhance or retain market share. The Company believes that prospective clients in these areas will more fully recognize the value of using an outsourced marketing services firm to gain such market share. The Company then identifies market segments that prospective clients may perceive will include high-value customers, and designs and implements marketing strategies designed to reach such customers. In developing its field sales force and marketing services capabilities, the Company has focused on the telecommunications industry as a source of clients, because the competitive effects that have and will continue to occur as barriers to competition are being removed and the number of telecommunications companies providing various types of services is rising dramatically. In establishing relationships with its telecommunications clients, the Company developed a strategy to target markets, such as those in multi-cultural communities, that its clients believe contain high-value customers.

     The Company believes that other industries such as managed health care, package delivery and on line services, will face increased competition for customers in the future as a result of the dramatic changes in their respective industries. Accordingly, the Company is actively pursuing opportunities with such organizations.

     The industry in which the Company operates tends to be highly fragmented and characterized by a large number of in-house and independently owned organizations. Most of the companies operating in the industry offer a limited number of services within a limited geographic area. The Company believes that consolidation within the industry will provide significant opportunities to increase market share through strategic acquisitions. See "-- Competition."

GROWTH STRATEGY

     The Company recently has experienced significant growth. The Company increased the number of its field sales offices from 25 offices located in 23 cities at the end of 1994, the first year in which the Company conducted field sales operations in both its Consumer Markets and Business Markets divisions, to 58 offices located in 41 cities at June 30, 1996. The Company also increased the number of teleservices personnel from 177 persons working from one call center at the end of 1995, to 445 persons working from three call centers at June 30, 1996. In its Marketing Services division, the Company increased its WallBoard(R) programs from six different programs highlighting 11 clients at December 31, 1993, to 11 different programs highlighting 44 clients at June 30, 1996. The Company also increased its sampling pack programs from two sampling pack programs with 16 sponsors distributed through over 13,000 locations at the end of 1993, to six sampling pack programs with 37 sponsors expected by the Company to be distributed to approximately 24,000 locations in 1996 based on contracts with locations in effect at June 30, 1996.

     The Company believes that its targeted marketing strategy and multi-cultural capabilities are adaptable to serve additional needs of existing clients and the needs of new clients in other industries. The Company anticipates that its existing infrastructure of offices, management, supervisory and training personnel, and teleservices capabilities can accommodate additional clients in each operating division.

     The Company's commitment to continued growth through internal expansion and complementary acquisitions is evidenced by the following:

  Consumer Markets

     - The Company is adding approximately 80 call stations, which it expects will be operating by late 1996, to its existing 300 call stations in this division.

     - In June 1996, the Company expanded its relationship with AT&T by entering into a new agreement with AT&T (U.K.), to market long-distance telecommunications services to residential customers based in the United Kingdom. As part of this expansion, the Company intends to add one call center and one or more field sales offices in the United Kingdom in 1997.

     - The Company entered into a contract with Prodigy in June 1996, to provide marketing and sales services for Prodigy's online service to residential customers, using the Company's field sales, including event marketing, and other marketing services.

  Business Markets

     - The Company is marketing its field sales force and teleservices capabilities in this division to clients in other industries seeking to reach small business customers.

     - The Company also seeks to add inbound telephone-based sales in its Business Markets division.

  Marketing Services

     - The Company increased the number of sales managers and executives in this division from five as of December 31, 1993 to approximately 20 as of June 30, 1996, to take advantage of opportunities to expand the services offered to existing clients and to develop new lines of business.

     - Since January 1996, the Company has developed four new WallBoard(R) programs, through which it anticipates it will begin distributing WallBoards(R) by January 1997. The Company anticipates that, effective January 1, 1997, its new Allergy Health WallBoard(R) will be located in an estimated 1,000 allergists' and otolaryngologists' offices, its new Women's Wellness WallBoard(R) will be located in an estimated 3,000 obstetrics' and gynecologists' offices, its new Caring WallBoard(R) will be located in an estimated 800 oncologists' offices and oncology treatment centers, and its New Home WallBoard(R) will be located in an estimated 3,000 real estate offices throughout the United States.

     - In May 1996, the Company acquired from RD Publications, Inc., an affiliate of Readers Digest Association Incorporated, a "new member" health club sampling pack program through which it expects to distribute approximately 735,000 health club member kits to new members at approximately 1,000 health and fitness clubs during the remainder of 1996.

     The Company also intends to pursue strategic acquisitions of companies that offer complementary services or expand the geographic markets served by the Company. Although the Company has no agreements, understandings or arrangements with respect to any particular acquisition opportunities, it believes that the fragmentation in the marketing services industry will result in consolidation, providing opportunities for the Company to pursue selectively domestic and international complementary acquisitions.

SERVICES

     The Company offers a range of complementary marketing services through its Consumer Markets, Business Markets and Marketing Services divisions. In the Consumer Markets and Business Markets divisions, the Company currently focuses on marketing and selling long-distance telecommunications services, with a particular emphasis on multi-cultural markets. The Marketing Services division is responsible for the Company's WallBoard(R) and sampling pack programs. The following describes the services offered by the Company.

     CONSUMER MARKETS

     In its Consumer Markets division, established in 1993, the Company provides outsourced marketing services to AT&T. Using face-to-face field sales, including event marketing, and teleservices, the Company markets AT&T long-distance telecommunications services to residential customers. The Company began marketing AT&T services using its field sales force in February 1994. The Company expanded this relationship to add teleservices capabilities in the second quarter of 1996. The revenues generated by AT&T have grown from $1.7 million in 1994 to $25.0 million in 1995. See "Risk
Factors -- Reliance on AT&T."

     The Company, jointly with AT&T, develops sales and marketing programs designed to enroll residential long-distance telecommunications customers for AT&T. The Company provides AT&T with turn-key programs. The Company develops lists of potential customers to be contacted; creates marketing materials, including customer applications; hires, trains and supervises its sales representatives and teleservices associates to market AT&T services; and monitors the effectiveness of its programs. The Company's turn-key approach differentiates it from other marketing services firms, which merely implement a client's marketing strategy using contact lists provided by the client.

     The Company targets multi-cultural markets, particularly the Hispanic and Asian markets, as well as general consumer markets throughout the United States, seeking in particular to secure customers who AT&T believes would be high-value subscribers. To reach multi-cultural markets, the Company develops demographic databases identifying potential customers in such communities and employs field sales representatives and teleservices associates who are capable of marketing services in a prospective customer's native language as well as in English. The Company's Consumer Markets division currently markets telecommunications products and services in 15 foreign languages, including Spanish, Mandarin, Cantonese, Vietnamese, Korean and Russian. The Company estimates that over sixty percent of the field sales associates in the Consumer Markets division are bilingual; all of the Company's teleservices associates in the Consumer Markets division are bilingual. The Company also develops and distributes sales literature and collateral documents in each of these languages. The Company believes that the ability of its personnel to speak with and provide materials to a prospective customer in either English or the customer's native language helps the prospective customer to have a clearer understanding of the services being offered, which the Company believes increases its ability to attract customers for AT&T. In addition, in marketing services to these multi-cultural communities, the Company has developed databases of information on specialized demographic segments, which the Company intends to use in the future to market products and services for additional clients.

     FIELD SALES. The Company has provided outsourced field sales to AT&T through its Consumer Markets division since 1994. AT&T was initially a client in one of the Company's WallBoard(R) programs. See "-- Marketing Services." As of June 30, 1996, the Company employed in its Consumer Markets division approximately 550 field sales representatives, 65 field supervisors, 26 district managers and five regional managers, located in 32 offices in 28 cities throughout the United States. The Company's field sales representatives are full-time employees with benefits. The Company's field sales force is supported by the administrative and executive personnel in the division, as well as the Company's corporate staff. The Company has established a management structure designed to provide appropriate supervision of, and support for, its field sales representatives. Each of the five regional managers is responsible for five to seven districts. Each district is managed by a district manager, who oversees from two to seven field supervisors. Field supervisors in turn manage from five to 20 field sales representatives. All field sales representatives are trained in appropriate sales and marketing procedures as well as the specific services being marketed by AT&T. See "-- Hiring and Training."

     In addition, the Company also offers event marketing in its Consumer Markets division. Within each sales district, district managers and field supervisors identify fairs, festivals and other events that they believe present an opportunity through which the Company will be able to reach a multi-cultural market or the general market. The Company works with the event coordinator, leasing times during which the Company's field sales representatives market products and services from a booth set up by the Company on the premises. Under the Company's contract with AT&T, AT&T has the right to determine which events will be available to the Company and often chooses to handle larger events through AT&T's own internal sales force. The Company also conducts event marketing at shopping malls. Most of the Company's event marketing is conducted by bilingual sales representatives at community festivals.

     Through March 31, 1996, the Company's field sales operations in its Consumer Markets division have generated a significantly greater percentage of revenues than the division's teleservices operations.

     TELESERVICES. Beginning in 1996, the Company began to perform teleservices in its Consumer Markets division for AT&T, to provide another avenue through which to market AT&T long distance telecommunications services. Teleservices associates contact prospective customers by telephone, utilizing a computerized call management system that provides the associate with a script from which to market selected client products and services. As soon as the teleservices associate begins to speak, the call management system provides the associate with information regarding the prospective customer, including name and address. The Company also recently installed a predictive dialing system, which enhances the number of contacts a teleservices associate can make per hour by automatically bypassing busy signals, telephone answering machines and voice mail boxes.

     In the Consumer Markets division, the Company conducts its teleservices marketing activities from two call centers located in Bethesda, Maryland, which had 300 call stations as of June 30, 1996. The Company is in the process of expanding to approximately 380 the number of call stations in its Consumer Markets division. As of June 30, 1996, the Consumer Markets division employed, in addition to two directors and two line managers, approximately 390 teleservices associates and 18 supervisors. All of the Company's teleservices associates are part-time employees who are trained upon hiring and periodically throughout their employment in appropriate marketing techniques. See "-- Hiring and Training." Teleservices associates are paid on an hourly basis and are eligible to earn commissions based on customer sales. See "-- Employees."

     CONTRACTUAL RELATIONSHIP WITH AT&T. Under its contract with AT&T, the Company currently markets a wide range of AT&T long-distance telecommunications services to U.S.-based residential customers, seeking to identify and access customers in multi-cultural communities in which the Company has developed an expertise, as well as the general population in the United States. The services that the Company currently provides to AT&T include field sales and teleservices for the Foreign-Origin Consumer Market, and field sales for the Domestic Consumer Market. The Company's contract with AT&T runs through December 1997, subject to AT&T's right to seek to renew the contract upon terms mutually agreeable to AT&T and the Company.

     AT&T enjoys certain exclusivity rights under its contract with respect to the Foreign-Origin Consumer Market. During the term of the contract, the Company cannot, for any other long-distance telecommunications company, target the Foreign-Origin Consumer Market by (i) creating or distributing customized application brochures to be inserted in the publications in which such brochures are placed by the Company on behalf of AT&T, or (ii) offering programs similar to those offered to AT&T under the contract. In addition, during the term of the contract, if the Company wishes to institute any other marketing program that involves long-distance telecommunications services targeted to the Foreign-Origin Consumer Market, AT&T has an exclusive 45-day period in which to negotiate with the Company with respect to such program. Until 30 days following termination of the contract, the Company can neither provide, nor enter into negotiations or discussions to provide, customer acquisition services for long-distance telecommunications services targeted to the Foreign-Origin Consumer Market for any other telecommunications company.

     The Company is currently negotiating an amendment to the AT&T contract to formalize the arrangement for field sales services performed by the Company for AT&T with respect to the Domestic Consumer Market. The Company has provided such services to AT&T since September 1995, initially through a program that expired in December 1995. Since the expiration of that program the Company has continued to provide such services to AT&T. The Company believes that it will be able to reach agreement with AT&T relating to the Domestic Consumer Market upon mutually agreeable terms. There can be no assurance, however, that the Company will be able to do so. In the first quarter of 1996, services performed by the Company for AT&T in the Domestic Consumer Market accounted for approximately 24% of the Company's total revenues.

     Consistent with the Company's focus on providing turn-key marketing programs, AT&T compensates the Company based on the type of customers enrolled by the Company. In addition, under certain circumstances these rates are adjusted if performance goals are not met. The contract with AT&T does not establish a maximum amount the Company can earn for its services. The Company believes that this pricing system is attractive to AT&T, because AT&T pays only for quantifiable results.

     The Company has recently expanded its relationship with AT&T by signing a contract with AT&T (U.K.), an affiliate of AT&T, to provide targeted marketing services for U.K.-based long-distance residential customers. The contract commences October 1, 1996 and expires on September 30, 1998. Under the contract, the Company will provide field sales and teleservices for AT&T (U.K.) to sell long-distance calling services to all residential consumers in the United Kingdom, including customers in certain multi-cultural markets. Because of the time associated with developing a field sales and teleservices force in the United Kingdom, the Company does not expect to generate significant revenues under this contract until 1997.

     CLIENT EXPANSION. The Company seeks to expand the number of clients and industries served by the Consumer Markets division, relying primarily upon its existing infrastructure. In June 1996, the Company entered into an agreement with Prodigy to provide marketing and sell subscriptions to the Prodigy online service to persons using a variety of marketing techniques and strategies. The Company currently intends to market and sell the Prodigy service relying on its existing infrastructure through field sales, including event marketing, and other marketing services. Prodigy will compensate the Company based on the number of new subscribers generated by the Company's marketing efforts. The marketing arrangement commenced on June 1, 1996 and will continue for a three-year term, unless terminated earlier. Either Prodigy or the Company may terminate the contract for any reason upon 90 days' written notice. The Company does not currently anticipate that the Prodigy agreement will generate any revenues for the Company until early 1997.

     The Company believes that the capabilities and infrastructure that it has developed in the Consumer Markets division are adaptable to other companies, including companies marketing products and services outside of the telecommunication industry, as illustrated by its recent arrangement with Prodigy. The Company believes that its existing infrastructure of offices, management, supervisory and training personnel and communications can accommodate additional clients in the Consumer Markets division, although it may be necessary to hire and train separate field sales representatives, who may be compensated on a different basis, to market more complex products and services.

     BUSINESS MARKETS

     In its Business Markets division, established in late 1994, the Company provides marketing and sales services to MCI, targeting small business customers in general and multi-cultural markets throughout the United States. Using both field sales and teleservices, the Company seeks to enroll long-distance business customers for MCI. As in the Consumer Markets division, the Company offers MCI turn-key marketing initiatives and is principally responsible for the implementation of such initiatives. The Company's marketing efforts for MCI are enhanced by the electronic computer link between MCI and each of the field sales offices in the Company's Business Markets division, through which the Company's field sales representatives are able to directly access and print up-to-date product information, pricing information and marketing materials. The Company began providing marketing services to MCI in late 1994. See "Risk
Factors -- Reliance on Other Major Clients."

     Consistent with the Company's overall strategy, the Company designs programs for MCI that access both specialized demographic market segments, particularly the Asian and Hispanic communities, as well as the general markets, in the United States. The Company currently is capable of conducting marketing services in the Business Markets division in nine foreign languages including Cantonese, Mandarin, Korean, Vietnamese and Spanish as well as English. The Company estimates that approximately one-third of the field sales associates in the Business Markets division are bilingual and are able to converse with a prospective customer in either English or the customer's native language. All of the Company's teleservices associates in the Business Markets division are bilingual.

     The Company's Business Markets operations are separate from its Consumer Markets operations. This separation helps to ensure confidentiality for the Company's clients that operate in the same industry and permits the Company to perform services targeted at different markets for different clients. The two divisions have separate offices, separate field sales forces and teleservices personnel, separate management (including senior management) and separate demographic databases.

     Through March 31, 1996, the field sales operations have generated a significantly greater portion of revenue in the Business Markets division than teleservices.

     FIELD SALES. As of June 30, 1996, in its Business Markets division, the Company employed approximately 350 field sales representatives, 26 district managers and three regional managers, who were located in 26 offices in 23 cities throughout the United States. The Company's field sales force is supported by the administrative and executive personnel in the division, as well as the Company's corporate staff. Each of the three regional managers is responsible for six to ten districts. Each district is managed by a district manager who oversees from five to ten field sales representatives. Certain districts also employ field sales supervisors who report to the district managers and oversee a team of three to eight field sales representatives. The field sales personnel are trained in appropriate sales and marketing procedures, as well as the specific products and services being marketed. See "-- Hiring and Training."

     TELESERVICES. The Company also provides MCI with a full range of teleservices in its Business Markets division. Teleservices associates contact prospective customers by telephone, marketing specific products and services. Teleservices personnel utilize a proprietary computerized lead management and order entry system which separates leads by language and routes these to the appropriate teleservices personnel. The Company's teleservices associates are trained in appropriate marketing techniques. See "-- Hiring and Training."

     The Business Markets' division call center, which began operating in April 1995, is located in Bethesda, Maryland. The Business Markets division had 26 call stations as of June 30, 1996. As of that same date, the Business Markets division employed approximately 50 teleservices associates, four supervisors, two managers and two directors.

     CONTRACTUAL RELATIONSHIP WITH MCI. The Company's current agreement with MCI is comprised of five consecutive one-year terms through 2001, subject in each year to non-renewal. The Company currently is negotiating with MCI regarding certain new contractual arrangements. Under the existing contract, MCI has the right to terminate the contract upon 90 days notice to the Company. MCI also has the right to terminate the agreement immediately if certain performance criteria are not maintained. Under the existing agreement, MCI enjoys product exclusivity, and the Company cannot promote or sell competing services to commercial customers during the term of the contract. In addition, the Company cannot offer services similar to those offered under the MCI contract to any current MCI commercial customer until at least 90 days after termination of the contract. Finally, for three years following termination of the agreement, the Company cannot use or reveal any confidential material furnished by MCI or any MCI customer lists.

     MCI pays the Company an established rate per customer enrolled. The contract with MCI does not establish a maximum amount that the Company can earn for its services. The rate paid varies depending on the MCI service to which the customer subscribes. MCI has the right to adjust payments made under the contract if certain performance criteria are not met.

     CLIENT EXPANSION. The Company believes that the turn-key marketing services that it offers in its Business Markets division and the multi-cultural distribution channels that it has developed are adaptable to serve clients seeking to reach business customers in other industries. The Company believes that its existing infrastructure of offices, management, supervisory and training personnel and telecommunications capabilities are adequate to accommodate additional clients or expansion of its business with MCI. In the future, the Company also anticipates that it will use the databases it has compiled to implement targeted marketing efforts for other clients.

     The Company recently has marketed its services to prospective new business clients in the package delivery business, and to a telecommunications equipment supplier. The Company also seeks to add inbound telephone-based sales to the services offered through its Business Markets division and believes that it currently has the capability of adding this service for a relatively small additional investment in equipment.

     MARKETING SERVICES

     The Marketing Services division, established in 1988, specializes in two services that provide the Company's clients with targeted channels of distribution: WallBoards(R), which are sponsored information centers mounted on a wall and encased in a 42" x 30" or 57" x 30" oak or mahogany frame presenting educational, editorial and product information, and sampling packs, which are colorful boxes that contain a variety of nationally recognized sample products and coupons. The Company's internal graphics department produces product information booklets for customers that are distributed with the sampling packs, or are available on information racks attached to a WallBoard(R). Most of the Company's WallBoards() and sampling packs are implemented in cooperation with industry associations with which the Company has established alliances. These associations designate representatives to become members of an editorial advisory board established by the Company for a particular market, providing a quality check upon the information included in the WallBoard(R) or sampling pack. A program is a WallBoard(R) or sampling pack that targets certain demographic segments. Several of the WallBoard(R) and sampling pack programs work in tandem to provide the Company's clients with multiple channels to reach targeted, high-value potential customers.

     The Company evaluates potential opportunities to expand existing or new WallBoard(R) and sampling pack programs into new market segments. To do this, the Company first researches new demographic segments containing potentially high-value customers that can be reached through the Company's programs. For example, the Company recently identified a demographic segment in new home buyers that could provide sponsors with high-value customers through a WallBoard(R) program. The Company then commenced its search for locations by targeting prominent real estate brokerage companies in leading markets throughout the United States. The Company's field operations department mails marketing materials describing the proposed WallBoard(R) and follows up with telephone calls to the prospective locations. The Company believes that its method of analysis in identifying new demographic segments will allow it to expand the number of locations through which its Marketing Services' programs are distributed and to expand its programs to encompass new targeted channels of distribution. Participation in the programs is provided free of charge to the participating locations. Simultaneously, the Company began to approach sponsors who market products or services typically associated with new home buyers.

     The following table shows the growth of the programs in the Marketing Services division:

                                                          AS OF DECEMBER 31,
                                                        ----------------------         AS OF
                                                        1993     1994     1995     JUNE 30, 1996
                                                        ----     ----     ----     -------------
    Number of WallBoard(R) programs..................      6        8        9           11
    Number of sampling packs distributed (in
      millions)......................................    2.6(a)   2.6(a)   3.8(a)          (b)
    Number of sampling pack locations (in
      thousands).....................................   13.1     14.8     20.0             (b)
    Number of sampling pack programs.................      2        2        4            6
    Number of WallBoard(R) and sampling
      pack sponsors(c)...............................     25       32       68           64

- ---------------
(a) Represents sampling packs distributed during the years ended December 31, 1993, 1994 and 1995, respectively.
(b) As of June 30, 1996, the Company had contracts with clients to distribute approximately 4.5 million sampling packs during 1996. As of the same date, the Company had contracts with approximately 24,000 locations to distribute such packs.
(c) A number of the Company's clients participate in both the WallBoard(R) and sampling pack programs.

     THE WALLBOARD(R) PROGRAMS. As of June 30, 1996, the Company had 11 different WallBoard(R) programs targeted at specific markets. Each WallBoard(R) location is available only to the Company under a two- or three-year exclusive agreement, with automatic renewal provisions. A WallBoard(R) presents educational, editorial and product information targeted to a specific, high-value audience and is developed by the Company's editorial staff in conjunction with an editorial advisory board established by the Company. All of the editorial material is reviewed by the relevant editorial advisory board prior to publication. Each WallBoard(R) has an exclusive sponsor, and information is published on the WallBoard(R) about the sponsor's products that address the needs of the targeted audience. The Company had 44 sponsors of its WallBoards(R) at June 30, 1996, including, listed alphabetically, Gerber Products Company, Hoechst Marion Roussel, Inc. (Marion Merrill Dow), Kellogg U.S.A., Inc., Kraft Foods, Inc., The Prudential Insurance Company of America, Quaker Oats Company, Reckitt & Colman, Inc., Ross Products Division/Abbot Laboratories, and

Sandoz Pharmaceuticals Corporation. Each of these sponsors has "category exclusivity" for their product in their program. Accordingly, no other product in the same category is permitted to be a WallBoard(R) sponsor in the relevant market segment.

     The Company's graphics team produces, as a complement to the WallBoards(R), customer marketing publications or "take-one" booklets, mounted on or near the WallBoard(R). These publications contain further information for the targeted audience concerning the sponsor's products relevant to the targeted audiences' needs. The Company believes that these booklets provide additional effective avenues for sponsors' information to reach the target audience.

     To enhance the editorial quality of its WallBoards(R), the Company has also established alliances with associations that specialize in the targeted areas. The Company enters into multiple-year contracts (typically for three years) with these associations which in turn supply informational brochures, license the use of their trademarked logos, or review the editorial information on the WallBoard(R). For instance, the Your Kids WallBoard(R), which targets dual-income parents of toddlers and pre-schoolers through approximately 12,000 child care centers with a "parent information center," provides editorial on quality parenting issues such as teaching behavior and stimulating early learning development. The Company has established an alliance with the National Child Care Association, which is a member of its editorial advisory board, for the Your Kids WallBoard(R) and provides an endorsement to the target audience which the Company believes helps its sponsors to reach more customers and to gain credibility with these customers. The Company typically renders a compensating service to the associates, such as including membership information to customers or paying a royalty or an agreed upon donation.

     Each WallBoard(R) program, such as the Your Kids WallBoard(R), has multiple sponsors, but only one sponsor is shown at a given location. To accomplish this, the Company creates several different versions of wallboards for each program, each with a different sponsor and different editorial information. These wallboards are rotated quarterly to different locations in the program to reflect different sponsor or editorial information, the number of which varies from sponsor to sponsor depending on each sponsor's level of participation. The Company's two principal market networks for the WallBoard(R) programs are family markets and medical markets.

     In the family markets network, the Company has identified three different audiences that it can target on behalf of its sponsors. The New Baby WallBoard(R) and the Beginning Care WallBoard(R), which the Company has produced since 1990, aim to reach expectant parents in hospital-based childbirth or obstetrics training classrooms during a six-week class in the last trimester of pregnancy and are currently located in approximately 430 locations. The editorial material focuses on childbirth education, with tips on labor and delivery. The Your Baby WallBoard(R), which the Company also produces in Spanish as the Su Bebe WallBoard(R), targets new mothers and new fathers at the "point of birth" in hospital maternity wards. The editorial includes information on new baby care and development and features current immunization guidelines. These three WallBoards(R) have seven sponsors, including Eastman Kodak Company and The Prudential Insurance Company of America.

     The Company also determined that medical markets would provide high-value customers to many potential sponsors. The Company's medical market WallBoards(R) target various patient audiences, such as diabetics and patients with heart conditions. The Diabetes Health WallBoard(R), which has four sponsors, reaches patients with diabetes in the waiting rooms of more than 600 endocrinologists and diabetes educators. The Heart Health WallBoard(R), in an alliance with the American Heart Association, reaches patients with cardiovascular disease in over 1,200 cardiologists' offices or cardiology rehabilitation centers. The editorial material focuses on living with heart disease and includes tips on exercise and diet.

     Recently introduced medical markets WallBoards(R) include: the Arthritis Health WallBoard(R) at approximately 700 rheumatologists' and orthopedists' offices nationwide and, effective January 1, 1997, the Allergy Health WallBoard(R) which will be in an estimated 1,000 allergists' and otolaryngologists' offices, the Women's Wellness WallBoard(R) which will be in an estimated 3,000 obstetrics' and gynecologists' offices and the Caring WallBoard(R) which will be in an estimated 800 oncologists' offices and oncology treatment centers.

     In developing WallBoard(R) products for other market segments, the Company conducts research on under-served markets. For instance, the U.S. News & World Report WallBoard(R) targets executives traveling through over 1,000 airports for corporate and private aircraft. The editorial is compiled from U.S. News & World Report and focuses on current business issues. The Company is also reaching out to new immigrant markets with the Welcome/Bienvenido WallBoard(R) in over 300 locations to reach newcomers in their native languages, including Spanish, Chinese, Vietnamese and Korean. The editorial information focuses on the naturalization process and such issues as finding an English language course and other educational opportunities.

     The success of the Company's WallBoard(R) programs in reaching the target markets is measured through research studies, currently conducted by The Gallup Organization, Market Facts and Audits & Surveys, which help to assess product awareness, editorial recall and increased sponsor awareness. In the WallBoard(R) programs, these companies generally conduct face to face interviews with people exiting from the WallBoard(R) location. The interviewer asks several questions to elicit information regarding both the sponsors' products and the editorial information which generate conclusions regarding the efficacy of the marketing technique. These companies also use methods to determine the number of persons who approach the WallBoard(R). The Company believes that there are numerous untapped target markets in which WallBoards(R) could be used and believes there are growth opportunities for the expansion of the program.

     THE SAMPLING PROGRAMS. Following the start-up of its WallBoard(R) programs, the Company established its sampling pack programs which are designed to provide a targeted distribution of sponsors' product samples, coupons and literature to potentially high-value customers. During 1995, the Company distributed approximately 3.8 million sampling packs at approximately 20,000 locations. Participating locations sign a two- or three-year exclusive agreement stating that the pack will be the only sampling pack program allowed at the location during that time. As with the WallBoard(R) programs, the Company's graphics team also produces customer marketing publications to be included in the sampling packs. Each sampling pack contains an average of 12 product samples, coupons or pieces of literature. Sponsors of the sampling packs include, alphabetically, Bayer Corporation, Kellogg U.S.A., Inc., The Nutrasweet Company/Equal and Reckitt & Colman Inc., among others. The Company has 37 sponsors for its six sampling packs. Each sponsor has "category exclusivity" within the sampling pack, as with the WallBoard(R) sponsors, such that there are no competing products in the pack.

     Additionally, as with its WallBoard(R) programs, the Company is able to leverage its alliances with leading associations in the various fields to provide the sampling packs with market-specific quality oversight, association logos and informational brochures. Certain of the Company's contracts with such associations provide that they will not endorse another sampling pack during the period of the contract without at least six months' notification to the Company. For instance, the American Diabetes Association (the "ADA") has permitted the Company to print the ADA logo on the outside of the Diabetes Pack(TM) and the Arthritis Foundation has permitted the Company to print its logo on the Arthritis Pack(TM).

     The Company's sampling packs target several different audiences at a time when those audiences are most likely to use the products included in the packs. For instance, in 1995, the Your Kids Parents Pack(TM) was distributed in day care centers nationwide to more than two million parents at 12,000 day care centers nationwide. The products inside the pack include samples of cereal, soap, snack foods, and cleaning products. The Company distributes approximately 600,000 of each of the Heart Pack(TM), Arthritis Pack(TM) and the Diabetes Packs(TM) to newly diagnosed patients at more than 6,500 doctors' offices and other locations nationwide.

     As part of its growth strategy, the Company intends to pursue acquisitions that offer complementary services to those of the Company. In May 1996, the Company acquired from RD Publications, Inc., an affiliate of Readers Digest Association Incorporated, a "new member" health club sampling pack program through which it expects to distribute more than 735,000 health club member kits, which include such products as deodorants, razors and nutritional supplements, at approximately 1,000 health and fitness clubs during the remainder of 1996. The Company believes that the demographic segment reached through these packs is complementary to the other populations that it has targeted. Several of the Company's current sponsors of other sampling pack programs may provide product samples for the newly acquired health club program. The Company anticipates that it will identify more markets into which the sampling pack programs can be expanded successfully through acquisitions and through its own research efforts.

     To maintain an even flow in the sampling pack distribution during the course of a year, the Company monitors the flow of persons in each of the sampling pack locations in order to determine the times during which a type of location, such as an endocrinologist's office, would likely be distributing more or fewer sampling packs and adjusts the delivery of the number of sampling packs during the year accordingly. For instance, the Heart Pack(TM), with an overall distribution of 600,000, is currently distributed to its locations three times during each year in increments of 200,000.

     To monitor the effectiveness of its sampling pack programs, the Company currently employs The Gallup Organization, as well as its own independent auditor, to conduct quality control checks on the assembly of the products for the sampling packs, the information in the sampling packs and the impact of the sponsors' products on the recipients of the sampling packs. Telephone interviews are conducted by The Gallup Organization to determine the product usage or purchases among the recipients of the sampling packs. The Company also places customer response cards in the sampling packs from which the Company is able to follow up with those sampling pack recipients who respond and measure the impact of the sampling packs on their product usage or purchase. Additionally, these customer response cards permit the Company to compile a database of persons receiving the sampling packs which the Company could then use in cross-selling other products through the Business Markets and Consumer Markets divisions. See "-- Consumer Markets" and "-- Business Markets."

     WALLBOARD(R) AND SAMPLING PACK TRACKING SYSTEM. The Company searches for ways to streamline its operations and communications within its infrastructure. In Marketing Services, the Company strives to increase its efficiency in tracking the WallBoard(R) and sampling pack programs. A database tracking system keeps track of the numbers of WallBoards(R), the various locations, installations, the scheduled rotation of the WallBoards(R), comments about the locations and information about the WallBoards(R).

     To administer the WallBoard(R) and sampling pack locations, the Company uses approximately 500 field representatives, who are hired as independent contractors, from temporary placement agencies or outsourced personnel companies to monitor WallBoard(R) locations. WallBoard(R) information is changed by the Company's field sales representatives, generally quarterly, to reflect different sponsors or editorial material. These representatives complete a "call-report" on the site and transmit that report to the Bethesda headquarters for processing. The Company has purchased an optical character recognition system that automatically scans the "call reports" into the system, eliminating the human data entry, reducing human error and increasing the efficiency in processing the field call reports. For its sampling programs, the Company uses two outsourced distribution and fulfillment centers located on the Eastern Shore of Maryland and in Los Angeles, California. For its WallBoard(R) programs, the Company uses an outsourced distribution and fulfillment center located on the Eastern Shore of Maryland, separate from the center used by its sampling programs.

     The Company is developing a postal distribution efficiency system, which will evaluate the cost of shipping sampling packs from the two facilities on the Eastern Shore of Maryland and in Los Angeles, California to the sampling packs' various destinations. The new program will evaluate the various modes of transport available and the destination to which the products are bound in order to determine the least expensive rate for timely delivery. The Company periodically evaluates the efficiency of its infrastructure and potential additions to the existing infrastructure.

HIRING AND TRAINING

     The Company believes a key component of its success is the quality of its employees. Therefore, the Company seeks to refine its systematic approach to hiring, training and managing qualified personnel for its sales force. The Company recruits from within communities individuals who can help penetrate specific target markets on behalf of the Company's clients. For example, the Company recruits personnel who speak and write Spanish to market products and services to Hispanic communities, and personnel who speak and write Cantonese or Mandarin to market products and services to Chinese-Americans.

     Hiring and training of field sales representatives is conducted separately in the Consumer Markets and the Business Markets divisions. Each business line determines its hiring needs and requests approval for those positions from the Company's Human Resources department.

     After an employee is hired, the field sales representative enters a period of formal training, conducted both in a classroom and in the field to learn appropriate selling techniques. The Company's initial training for its field sales representatives takes from two to four weeks and includes classroom settings during which the representatives receive training on the Company and its operations, the competitive environment in which the Company's clients operate, and the products and services the representatives will be marketing, as well as field sales experience supervised by district managers or supervisors. Field sales representatives frequently meet with supervisors or district managers to discuss new services or promotions, and to obtain follow-up training in sales techniques and skills. In addition, the field sales representatives participate in periodic retraining programs. During the training period, employees are paid a training salary to provide an opportunity for the employee to acclimate to the sales environment before being paid on a commission basis.

     In its teleservices operations, new teleservices associates attend a multi-day formal training program, during which associates are provided information on the Company and its operations, the competitive environment in which the Company's clients operate, and the products and services the associates will be marketing. In addition, these training programs make use of simulated selling situations and other methods to teach the associates appropriate sales techniques and skills. During the initial training period, each teleservices associate also is teamed with either a supervisor or an experienced sales associate who participates in actual telemarketing service calls. The Company periodically provides its teleservices sales associates with additional training, including frequent meetings to discuss any new products, promotions and services and to sharpen selling skills, as well as through periodic retraining programs. In addition, teleservices supervisors monitor calls made by each teleservices associate and provide feedback on selling techniques and skills.

GOVERNMENT REGULATION

     The Company's business is subject to various Federal and state laws and regulations. Certain portions of the Company's industry have become subject to an increasing amount of Federal and state regulation in the past five years. The Federal Communications Commission's (the "FCC") rules under the Federal Telephone Consumer Protection Act of 1991 limit the hours during which telemarketers may call consumers and prohibit the use of automated telephone dialing equipment to call certain telephone numbers. The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 (the "TCFAPA") broadly authorizes the Federal Trade Commission (the "FTC") to issue regulations prohibiting misrepresentation in telephone sales.

     In August 1995, the FTC issued regulations under the TCFAPA which, among other things, require telemarketers to make certain disclosures when soliciting sales. The Company believes its operating procedures comply with the telephone solicitation rules of the FCC and FTC. However, there can be no assurance that additional Federal or state legislation, or changes in regulatory implementation, would not limit the activities of the Company or its clients in the future or significantly increase the cost of regulatory compliance.

     In addition, on June 21, 1996 MCI and the FCC entered into a consent decree under which MCI agreed to institute third-party verification procedures for most small-business customer marketing not currently covered by third-party verification, including field sales marketing of small-business customers. The Company provides field sales marketing services to small-business customers on behalf of MCI, and will be subject to third-party verification of switches obtained by the Company's field sales force for MCI effective August 1, 1996. The form of such third-party verification procedures is not known at this time. Such third-party verification could increase the Company's costs, decrease the productivity of the Company's sales force or delay acceptance by MCI of potential new customers submitted by the Company. Institution of third-party verification with respect to field sales for MCI could have an adverse effect on the Company.

     A number of states have enacted or are considering enacting legislation to regulate telephone solicitations. For example, telephone sales in certain states cannot be final unless a written contract is delivered to and signed by the buyer and may be canceled within three business days.

     Several of the industries in which the Company's clients operate are subject to varying degrees of government regulations, particularly the telecommunications industries. Generally, compliance with these regulations is the responsibility of the Company's clients. However, the Company could be subject to a variety of enforcement or private actions for its failure or the failure of its clients to comply with such regulations.

     The industries served by the Company are also subject to varying degrees of government regulation. The Company has never been held responsible for regulatory noncompliance by a client. See "Risk Factors -- Government Regulation."

COMPETITION

     The Company competes with providers of other forms of advertising and marketing media, such as direct mail, television, radio and other advertising media for the marketing expenditures of its clients and prospective clients. The Company also competes with the internal marketing capabilities of clients and prospective clients. The Company's largest clients, AT&T and MCI, have significant internal teleservices and field sales marketing capabilities and also contract for these services from competitors of the Company. Although the Company believes that its clients and prospective clients find it advantageous to outsource at least a portion of their marketing services, certain clients may choose to conduct all or a more significant portion of their marketing efforts internally.

     The Company competes as well with a number of outsourced marketing services firms. The industry for marketing services is very competitive and highly fragmented. Many of the companies offer a limited number of services within a limited geographic area. The Company believes that no one participant or small number of participants is dominant in the industry, although there are several participants in the industry whose business, like that of the Company, tends to be national and offer a broad array of marketing services, such as Sitel Corporation, APAC TeleServices, Inc. and CUC International, Inc. Management believes that there are certain competitors which have the capabilities and resources comparable to and in certain respects greater than those of the Company.

     Management believes that it competes primarily on the basis of demonstrated ability to attract customers, reputation for quality, price, geographic presence (in the case of field sales and the WallBoard(R) programs), technological expertise, and the ability to promptly provide clients with customized solutions to their sales and marketing needs.

     The Company believes that its competitive strengths are its targeted marketing channels of distribution, its long-term relationship with major companies and strategic alliances with consumer associations, and its existing national infrastructure.

EMPLOYEES

     As of June 30, 1996, the Company employed 1,196 full-time and 452 part-time personnel. In addition, the Company retained approximately 500 independent contractors who work with the Company on a part-time basis in its WallBoard(R) Program. The following table shows the number of the Company's full-time and part-time employees broken down by area of operation as of June 30, 1996:

                                               NUMBER OF              NUMBER OF            NUMBER OF
                DISCIPLINE                FULL-TIME EMPLOYEES    PART-TIME EMPLOYEES    TOTAL EMPLOYEES
    -----------------------------------   -------------------    -------------------    ---------------
    Teleservices.......................             42                   445                   487
    Field Sales........................          1,061                     7                 1,068
    Marketing Services.................             53                    --                    53
    Executive & Administrative.........             40                    --                    40
                                                ------                   ---                ------
         Total.........................          1,196                   452                 1,648
                                                ======                   ===                ======

     Of the total number of employees, approximately 600 are located in the Company's Bethesda, Maryland facilities and the remainder of the employees are located among the various field sales offices. None of the Company's employees is subject to a collective bargaining agreement. The Company considers its relations with its employees to be good.

FACILITIES

     The Company's corporate headquarters are located in Bethesda, Maryland in leased facilities consisting of approximately 29,600 square feet of office space. The Company also leases additional space located in two office buildings in Bethesda, Maryland, at which its three call centers are located, consisting of 300 work stations located in 20,800 square feet of office space for the Consumer Markets call center, and 26 work stations located in 2,100 square feet of office space for the Business Markets call center, respectively. The term of the lease, as amended, expires in June 1997 with respect to substantially all of the space, with an option to renew for an additional five-year term. The Company is currently negotiating new lease arrangements and, based on current market conditions, believes that it will be able to re-lease its existing headquarters office space upon substantially the same terms and conditions as the existing lease. The Company currently anticipates that it will relocate its call centers to a less-expensive location in Bethesda, Maryland and based on current market conditions believes that it be able to secure a lease for comparable office space at a slight cost savings to the Company.

     The Company also leases the facilities for its field sales offices at June 30, 1996. The leases for the Company's sales offices generally have terms ranging from a month-to-month basis to two years and generally have renewal options.

     The Company believes that its current facilities are adequate for its current operations. The Company intends to open one or more field sales offices and one call center in the United Kingdom in early 1997 to support continued growth and expansion.

LEGAL PROCEEDINGS

     From time to time, the Company is involved in litigation incident to its business. In the opinion of the Company, no such litigation has had or is likely to have a material adverse effect on the Company's results of operations, financial condition or liquidity.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information regarding the executive officers, directors and director nominees of the Company. Each of the executive officers will perform for the Company duties corresponding to the duties previously performed for the Partnership. The Company is currently conducting a search for a Chief Financial Officer.

                     NAME                    AGE                   POSITION
    --------------------------------------   ---    --------------------------------------
    Daniel M. Snyder......................   31     Chairman of the Board of Directors,
                                                    President and Chief Executive Officer
    Michele D. Snyder.....................   33     Executive Vice President, Chief
                                                    Operating Officer, Acting Chief
                                                    Financial Officer and Director
    Brian Benhaim.........................   39     Senior Vice President of Corporate
                                                    Development and Director
    Mortimer B. Zuckerman.................   58     Director Nominee
    Fred Drasner..........................   53     Director Nominee
    Stephen T. Baldacci...................   35     Senior Vice President of Business
                                                    Development
    Terry Bateman.........................   40     Senior Vice President of Marketing
    Gregory R. Bosiack....................   47     Senior Vice President of Operations
    Mitchell N. Gershman..................   38     Senior Vice President of Operations
    Susan L. Marentis.....................   39     Senior Vice President of Account
                                                    Management
    Bruce T. Wagner.......................   46     Senior Vice President of Sales
    Alfred G. Wise........................   33     Senior Vice President of Operations

     Daniel M. Snyder, a founder of the Company, has served as the President and Chief Executive Officer of Snyder Communications and its predecessors since the Company was founded in 1987 under the name Collegiate Marketing and Communications, Inc. The Company changed its name to Snyder Communications in 1989.

     Michele D. Snyder, a founder of the Company, has been with the Company since its inception, and currently serves as the Executive Vice President, Chief Operating Officer, Acting Chief Financial Officer and a director of the Company. Ms. Snyder is responsible for the day-to-day operations of the Company, including personnel, executive management, contract negotiations and research and development of new programs.

     Brian Benhaim, a director of the Company, has served as the Senior Vice President of Corporate Development since May 1996. Previously, he served as the Vice President of Corporate Development of the Company from February 1996 to May 1996, and Vice President of Direct Sales of the Company from July 1993 to February 1996. Prior to joining the Company, from 1991 to 1993, he served as the President of Advanced Sensor Technologies, Inc., a company he founded to develop new products for safety-related weather instrumentation and early warning systems. From 1989 to 1991, he served as the Vice President of Marketing and Sales of Belfort Instruments, a division of TransTechnology Corporation, where he was responsible for the turnaround sales efforts of that corporation. From 1987 to 1989, Mr. Benhaim was a management consultant with Bain & Company, a management consulting firm, where he was responsible for strategic planning and acquisitions for Fortune 500 clients.

     Mortimer B. Zuckerman, who has been nominated to serve as a director of the Company, has been the Chairman of Boston Properties Inc., a national real estate development and management company, since 1970. He has been the Chairman of U.S. News & World Report, L.P. and Editor-in-Chief of U.S. News & World Report since 1985, Chairman of Daily News, L.P. and Co-publisher of the New York Daily News since

1993, Chairman of The Atlantic Monthly Company since 1980 and Chairman of the Board of Directors of Applied Graphics Technologies, Inc. since April 1996.

     Fred Drasner, who has been nominated to serve as a director of the Company, has been the Chief Executive Officer of Daily News, L.P. and Co-Publisher of the New York Daily News since 1993, the President and Chief Executive Officer of U.S. News & World Report, L.P. since 1985, the Chairman and Chief Executive Officer of Applied Graphics Technologies, Inc. since April 1996, the Chief Executive Officer of Applied Printing Technologies, L.P. since 1986, and the Vice-Chairman and Chief Executive Officer of The Atlantic Monthly Company since 1986.

     Stephen T. Baldacci has served as the Senior Vice President of Business Development since December 1995. Previously, he was the Vice President of Marketing of the Company from June 1992 to December 1995, where he was responsible for oversight, development and sales of marketing programs for the Company. Prior to joining the Company, he was the Sales Development Director for Entertainment Weekly, a Time, Inc. publication, from November 1991 to June 1992, where he was primarily responsible for the nationwide sales strategies for the publication. From December 1990 to November 1991, Mr. Baldacci served as the Market Development Manager for People Weekly, a Time, Inc. publication, where he also oversaw the nationwide sales strategy.

     Terry Bateman has served as the Senior Vice President of Marketing of the Company since November 1995. Previously, he was the Vice President of Business Development of the Company from July 1995 to November 1995 where he was primarily responsible for developing new media programs and supervising marketing personnel. Prior to joining the Company, he served as a Vice President of Marketing for Times Mirror corporation from 1994 to July 1995, where he was responsible for marketing the on-line medical service initiative of Times Mirror, and was Executive Vice President of the Medical News Network of Whittle Communications from June 1993 to 1994 where he was responsible for expanding the Medical News Network into the managed care arena. From June 1991 to June 1993, Mr. Bateman served as Executive Vice President of the Special Report Network of Whittle Communications where he oversaw the sales effort of the network. From March 1989 to June 1991, he served as President of Bateman & Associates, a marketing concern.

     Gregory R. Bosiack has served as a Senior Vice President of Operations of the Company since March 1996. Previously, Mr. Bosiack served as the Chief Financial Officer of the Company from June 1994 to March 1996, where he was responsible for general financial and administrative matters. Prior to joining the Company, Mr. Bosiack served as the President and Chief Executive Officer of The National Bank of Fredericksburg from December 1993 to June 1994. He was a Managing Director for Boles & Co., a private investment banking firm from June 1993 to December 1993. From August 1991 to May 1993, Mr. Bosiack served as Corporate Executive Officer for Dominion Bankshares Corporation, where he was responsible for all commercial banking activities in the Washington, D.C. region. Prior to that, he spent 14 years with MNC Financial in a variety of capacities ending his career there as Senior Vice President of Business Markets.

     Mitchell N. Gershman joined the Company in April 1996 as a Senior Vice President of Operations. Mr. Gershman is responsible for the field operations within the Consumer Markets division and oversees the operation and distributions of the Company's marketing services in that division. Prior to joining the Company, from September 1993 to March 1996, Mr. Gershman served as a Vice President of Sprint International, a division of Sprint Communications Corporation, where he was responsible for expanding Sprint's efforts in the residential and small business markets outside of the United States. From February 1991 to August 1993, he served as Vice President of the Consumer Marketing Division for Sprint where he was responsible for developing marketing partnerships and outsourcing relationships, including field sales forces to expand distribution. He also served in several capacities with MCI Telecommunications Corporation from 1980 to 1986.

     Susan L. Marentis has served as the Senior Vice President of Account Management for the Company since March 1996. She previously was the Vice President of Marketing of the Company from July 1993 to February 1996, where she was responsible for the oversight and development of sales and marketing programs. Prior to joining the Company, from October 1991 to June 1993, Ms. Marentis was the Vice President of Sales for POP Radio at Actmedia Corporation where she managed the POP Radio product sales, creating a network in supermarkets, toy stores, and drug stores. From October 1990 to October 1991, she served as Group Sales Manager for several of Actmedia's programs where she was primarily responsible for developing new accounts.

     Bruce T. Wagner joined the Company in April 1996 as a Senior Vice President of Sales. Mr. Wagner is responsible for the field operations within the Business Markets division, overseeing the operations of that division. Prior to joining the Company, Mr. Wagner served as Senior Vice President of Sales and Marketing for Oncor Communications, Inc., from 1994 to 1996, where he was responsible for the sales of the alternate operator service division and oversaw the three national sales divisions. From 1992 to 1993, he was the Vice President of Sales for the Eastern Region with Oncor Communications, where he was responsible for the region's sales of multiple product lines focused on the operator service market. As Southeast Regional Sales Manager, from 1990 to 1991, Mr. Wagner managed the long distance and operator service sales divisions for an eight state region.

     Alfred G. Wise has served as a Senior Vice President of Operations of the Company since 1993. Mr. Wise joined the Company in 1989 as Vice President of Field Operations, where he was responsible for all field operations activity. Since 1993, Mr. Wise has been responsible for the field operations within the Marketing Services division and oversees the operation and distributions for the Wallboard(R) and sampling packs programs. Prior to joining the Company, from July 1988 to June 1989, Mr. Wise worked at the New York Times Company Magazine Group for publications such as Family Circle, Child and McCall's where he was responsible for the development of circulation management programs and the analysis of potential acquisitions.

     Directors of the Company are elected at the annual meeting of stockholders and serve until their successors are duly elected and qualified, or until their earlier resignation or removal. Executive officers are elected annually by the Board of Directors and serve until their successors are duly elected and qualified, or until their earlier resignation or removal. It is anticipated that Messrs. Zuckerman and Drasner will become directors of the Company immediately following the completion of the Offerings. Ms. Michele D. Snyder is Mr. Daniel
M. Snyder's sister.

COMMITTEES OF THE BOARD

     The Board has standing Audit and Compensation Committees. It is anticipated that, immediately following the completion of the Offerings, Messrs. Zuckerman and Drasner will be appointed to serve on the Audit Committee of the Board of Directors. The Audit Committee will make recommendations concerning the engagement of independent public accountants, will review with the independent public accountants the plans and results of the audit engagement, will review the independence of the independent public accountants, will consider the range of audit and non-audit fees and will review the adequacy of the Company's internal controls. The Compensation Committee currently consists of Mr. Daniel
M. Snyder. It is anticipated that, immediately following the completion of the Offerings, Mr. Fred Drasner also will be appointed to serve on the Compensation Committee. The Compensation Committee is responsible for establishing salaries, bonuses, and other compensation for the Company's officers, other than Chief Executive Officer, and administering the Company's stock option plans.

EXECUTIVE COMPENSATION

     The following table summarizes the compensation paid by the Partnership to the Company's Chief Executive Officer and to each of the other four most highly compensated executive officers of the Company (collectively, the "Named Executive Officers") with respect to the year ended December 31, 1995. The Partnership did not have any pension plan or a long-term incentive plan, did not issue any restricted stock awards and did not grant any stock options during 1995.

                                                                       ANNUAL COMPENSATION
                                                                       --------------------
                                                                        SALARY      BONUS
                      NAME AND PRINCIPAL POSITION                        ($)         ($)
    ----------------------------------------------------------------   --------    --------
    Daniel M. Snyder................................................   $301,784    $     --(a)
      President and Chief Executive Officer
    Michele D. Snyder...............................................     99,043     304,050(b)
      Executive Vice President, Chief Operating Officer and
      Acting Chief Financial Officer
    Susan L. Marentis...............................................     86,923     117,846(c)
      Senior Vice President of Account Management
    Gregory R. Bosiack..............................................    120,000      59,100
      Senior Vice President of Operations
    Stephen T. Baldacci.............................................     94,327      58,547(d)
      Senior Vice President of Business Development

- ---------------
(a) Excludes $2,871,078 paid in 1995 by SMS, the corporate general partner of the Partnership, for services provided to SMS. Similar compensation will not be paid following the Reorganization and the Offerings.

(b) Excludes $1,107,134 paid in 1995 by SMS, the corporate general partner of the Partnership, for services provided to SMS. Similar compensation will not be paid following the Reorganization and the Offerings.

(c) Excludes bonus of $50,000 paid in 1996 for the attainment of performance criteria during the fourth quarter of 1995.

(d) Excludes bonus of $41,000 paid in 1996 for the attainment of performance criteria during the fourth quarter of 1995.

EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements with its Named Executive Officers providing for payment of base salary and incentive bonuses. The base salary for 1996 is: Mr. Snyder -- $300,000; Ms. Snyder -- $200,000; Ms.
Marentis -- $     ; Mr. Bosiack -- $     ; and Mr. Baldacci -- $150,000.
Incentive bonuses are based on specified performance criteria. Ms. Marentis, Mr.
Bosiack and Mr. Baldacci also are to be granted options to purchase      ,
and      shares respectively of the Company's Common Stock under the Company's
1996 Stock Incentive Plan, upon consummation of the Offerings. The options will have an exercise price equal to the initial public offering price of the shares sold in the Offerings and will vest over four years. The agreements contain a non-competition commitment for a period of 18 months following the termination of employment with the Company. The agreements contain confidentiality commitments as well as provisions governing the assignment of work product to the Company. The agreements for Mr. and Ms. Snyder have terms expiring January 1, 2001, while the other agreements are terminable at any time by the Company.

STOCK OPTION PLAN

     In July 1996, the Board of Directors of the Company adopted and the stockholders of the Company approved the 1996 Stock Incentive Plan (the "Stock Option Plan"). The Stock Option Plan, which terminates on August 1, 2006, the tenth anniversary of the effective date of the plan, is intended to promote the long-term growth of the Company by rewarding its officers, key employees and consultants with a proprietary interest in the Company for outstanding long-term performance and to attract, motivate and retain capable management employees. The Stock Option Plan is administered by the Compensation Committee of the Board, which is required to be composed of at least two directors. Following the Offerings, the directors serving on the Compensation Committee must constitute "non-employee directors" as defined under Rule 16b-3 under the Securities Exchange Act of 1934, as amended. The Stock Option Plan authorizes the grant of incentive stock options (as defined in Section 422 of the Internal Revenue Code of 1986, as amended), non-qualified stock options, restricted stock awards and stock appreciation rights ("SARs"), or any combination thereof, at the discretion of the Compensation Committee. Subject to adjustment in certain circumstances, the aggregate number of shares of Common Stock which may be issued under the Stock Option Plan upon exercise of options, SARs or in the form of restricted stock may not exceed five million shares.

     The exercise price of options granted under the Stock Option Plan may not be less than 100% (110% in the case of an optionee who is a 10% stockholder) of the fair market value per share of Common Stock on the date of the option grant. The vesting and other provisions of the options will be determined by the Compensation Committee.

     Options are not exercisable earlier than six months after the date of grant and may not be exercised after ten years from the option grant date (five years in the case of an incentive stock option granted to a 10% stockholder). In the case of any incentive stock option, the option shall terminate on the date that is three months (one year, in the event that the termination of employment is by reason of death or disability) after the date on which the optionee terminates employment or, if earlier, the date specified in the agreement relating to the option grant.

     Awards under the Stock Option Plan also may be made in the form of restricted stock, at the discretion of the Compensation Committee. The Compensation Committee has the authority to determine the terms and conditions of any restricted stock awards.

     SARs may be granted in conjunction with all or a part of an option granted under the Stock Option Plan, either at the time of initial grant of the option or a subsequent time prior to the expiration of the option, except that SARs may not be granted in connection with a prior option without the consent of the option holder. Upon the exercise of a SAR, the participant is entitled to the difference between the fair market value of one share of Common Stock and the option price per share in the related option, multiplied by the number of share in respect of which the SAR has been exercised. The Compensation Committee has the discretion to determine the form in which the payment will be made, which may be in cash, shares of Common Stock, or a combination thereof.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Certificate of Incorporation of the Company provides that no director shall be liable to the Company or its stockholders for monetary charges for a breach of fiduciary duty to the fullest extent permissible under Delaware law. The Company's Bylaws provide that the Company shall, to the fullest extent permissible under Delaware law, indemnify its directors and officers against any damages arising out of their actions as directors or officers of the Company. The Company also intends to obtain officer and director liability insurance with respect to liabilities arising out of certain matters, including matters arising under the Securities Act of 1933, as amended.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company with respect to which indemnification would be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

     INVESTMENT IN THE PARTNERSHIP. On May 18, 1995, the Partnership Agreement was amended to admit the 1995 Investors as limited partners. Concurrently with the amendment, the Partnership entered into the Debenture and Partnership Interest Purchase Agreement, and issued to the 1995 Investors the Debentures (face amount $6.0 million). At that date, the 1995 Investors purchased an aggregate 3% interest in the Partnership and, concurrently, the Original Limited Partner purchased an additional 3.15% interest in the Partnership from SMS. A portion of the proceeds from the issuance of the Debentures was distributed to the Original Limited Partner to repay its capital contributions in the amount of $297,773 and to repay a note to the Original Limited Partner in the amount of $2,606,151. Another portion of the proceeds of such issuance was distributed to SMS and to the Original Limited Partner in a special cash distribution in the amount of $1,450,000 and $1,050,000, respectively. The remaining proceeds were used for general corporate purposes.

     RELATED PARTY LENDING. At December 31, 1995 and at March 31, 1996, the Company was owed $45,426 and $52,043, respectively, by certain stockholders of SMS. These loans were non-interest bearing and were repaid in June 1996. During the three-year period ended December 31, 1995, the largest aggregate amount of such indebtedness outstanding was $52,043.

     During 1995, SMS advanced to Gerald S. Snyder $2,725,000, evidenced by a non-interest-bearing loan secured by all of Gerald S. Snyder's stock in SMS. SMS distributed the obligation, in-kind, to the stockholders of SMS, pro rata on June 30, 1996.

     SERVICES. The Company produces a WallBoard(R) sponsored by U.S. News & World Report, a publication beneficially owned by Mortimer B. Zuckerman and Fred Drasner, both of whom also own the partnership interests of the Original Limited Partner of the Partnership. The agreement between the Original Limited Partner and the Company provides that the Original Limited Partner will provide the Company with the use of editorial content from U.S. News & World Report, in WallBoards(R) at airports for private aircraft nationwide, in exchange for U.S. News & World Report being included as one of the sponsors in such program. The arrangement is terminable by either party upon 30 days notice. This WallBoard(R) program commenced in July 1995. Revenues earned by the Company from sponsors of this WallBoard(R)program other than U.S. News & World Report were approximately $850,000 during 1995 and $679,800 for the three months ended March 31, 1996.

     RELATED PARTY LEASES. The Company leases its Bethesda, Maryland location from Boston Properties, a company beneficially owned by Mortimer B. Zuckerman, a director of the Company. The amounts paid to Boston Properties during 1993, 1994 and 1995 and through June 30, 1996 were $223,666, $355,483, $771,855 and
$423,678, respectively. Such space is used as the corporate headquarters as well as for two teleservices centers for the Business Markets and Consumer Markets divisions. The Company believes that the terms of the lease at the time the lease was entered into, were no less favorable to the Company than those that could be obtained from another lessor. See Note 11 to the Combined Financial Statements.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information known to the Company regarding the beneficial ownership of shares of Common Stock immediately following the Reorganization, and as adjusted to reflect the sale of the shares of Common Stock in the Offerings, assuming no exercise of the over-allotment options, by (a) all persons who beneficially own 5% or more of the outstanding stock, (b) each of the Company's directors and director nominees, (c) each of the Named Executive Officers and (d) all directors, director nominees and executive officers as a group.

                                                    NUMBER OF SHARES                     NUMBER OF SHARES
                                                     OF COMMON STOCK                      OF COMMON STOCK
                                                      BENEFICIALLY                         BENEFICIALLY
                                                          OWNED                                OWNED
                                                      PRIOR TO THE                           AFTER THE
                                                      OFFERINGS(A)         NUMBER OF       OFFERINGS(A)
                     NAME OF                        -----------------    SHARES BEING    -----------------
                BENEFICIAL OWNER                    NUMBER    PERCENT       OFFERED      NUMBER    PERCENT
- -------------------------------------------------   -------   -------    -------------   -------   -------
Daniel M. Snyder(b)..............................               36.4%                                    %
Mortimer B. Zuckerman(b)(c)......................               23.2
Michele D. Snyder(b).............................               12.8
Gerald S. Snyder(d)..............................               12.8                                  0.0
Fred Drasner(b)(e)...............................                9.9
All directors, director nominees and executive
  officers as a group (10 persons)...............               95.1%

- ---------------
(a) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. To the Company's knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table will have sole voting and investment power with respect to the shares set forth opposite such person's name. Unless otherwise specified in the footnotes to this table, the address of each person set forth in the above table is Two Democracy Center, 6903 Rockledge Drive, 15th Floor, Bethesda, Maryland 20817.

(b) Assumes that the over-allotment options granted to the Underwriters by the Over-Allotment Selling Stockholders are not exercised.

(c) Mr. Zuckerman's address is 599 Lexington Avenue, Suite 1300, New York, N.Y. 10022.

(d) Mr. Gerald S. Snyder has never been a senior executive officer of the Company and will be retiring at age 63 in August 1996. Includes shares of Common Stock held in a trust of which Mr. Snyder is deemed to be the beneficial owner.

(e) Mr. Drasner's address is 450 West 33rd Street, New York, N.Y. 10001.

     The following table sets forth certain information regarding the beneficial ownership of shares of Common Stock by the 1995 Investors immediately following the Reorganization, and as adjusted to reflect the sale of the shares of Common Stock in the Offerings, assuming no exercise of the over-allotment options granted to the Underwriters by certain of the 1995 Investors.

                                                            NUMBER OF SHARES       NUMBER OF SHARES
                                                            OF COMMON STOCK        OF COMMON STOCK
                                                           BENEFICIALLY OWNED     BENEFICIALLY OWNED
                                                              PRIOR TO THE            AFTER THE
                                                               OFFERINGS              OFFERINGS
                                                           ------------------     ------------------
                NAME OF BENEFICIAL OWNER                   NUMBER     PERCENT     NUMBER     PERCENT
- --------------------------------------------------------   -------    -------     -------    -------
Allen & Company Incorporated............................                0.89%                      %
Susan K. Allen..........................................                0.45
Susan Strauss Breen.....................................                0.05
Barry Diller............................................                0.30
Paul Gould..............................................                0.44
HAGC Partners...........................................                0.44
Dan Lufkin..............................................                0.15
Robert Marston..........................................                0.13
Robert A. Strauss.......................................                0.05
Robert S. Strauss.......................................                0.05
Robert S. Strauss, Trustee..............................                0.05

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     The Certificate of Incorporation of the Company authorizes the issuance of up to 120,000,000 shares of Common Stock, par value of $.001 per share. Upon
completion of the Offerings, there will be        shares of Common Stock issued
and outstanding. As of the date of this Prospectus, there are        shares of
Common Stock outstanding. To date, there has been no public market for the Common Stock.

     Holders of Common Stock ("Holders") are entitled to one vote per share for each share held of record on all matters submitted to a vote of the stockholders. Holders are entitled to receive ratably such dividends as may be declared by the Board on the Common Stock out of funds legally available therefor. The Holders have no preemptive rights, cumulative voting rights, or rights to convert shares of Common Stock into any other securities, and are not subject to future calls or assessments by the Company. All shares of Common Stock of the Company issued in connection with the Offerings will be fully paid and nonassessable.

PREFERRED STOCK

     The Certificate of Incorporation authorizes the Board of Directors to issue up to an aggregate of 5,000,000 shares of preferred stock (the "Preferred Stock"), to establish one or more series of Preferred Stock and to determine, with respect to each such series, the preferences, rights and other terms thereof. Upon completion of the Offerings, no shares of Preferred Stock will be outstanding and the Board of Directors has no present plans to issue any such shares.

CERTAIN CHARTER PROVISIONS

     Preferred Stock. The Certificate of Incorporation authorizes the Board of Directors to establish one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the preferences, rights and other terms of such series. See "Description of Capital Stock -- Preferred Stock." The Company believes that the ability of the Board of Directors to issue one or more series of Preferred Stock will provide the Company with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs. The authorized shares of Preferred Stock, as well as shares of Common Stock, would be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. Although the Board of Directors has no present intention to do so, it could, in the future, issue a series of Preferred Stock which, due to its terms, could impede a merger, tender offer or other transaction that some, or a majority, of the Company's stockholders might believe to be in their best interests.

     Section 203 of the Delaware General Corporation Law. The Company is subject to the provisions of Section 203 of the Delaware Law (the "Antitakeover Law") regulating corporate takeovers. The Antitakeover Law prevents certain Delaware corporations, including those whose securities are listed on the New York Stock Exchange, from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who acquired 15% or more of the corporation's outstanding voting stock without the prior approval of the corporation's Board of Directors) for three years following the date that such stockholder became an "interested stockholder." A Delaware corporation may "opt out" of the Antitakeover Law with an express provision in its original certificate of incorporation, or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. The Company has not "opted out" of the application of the Antitakeover Law.

     Certain Other Provisions. The Company's Certificate of Incorporation does not provide for cumulative voting in the election of directors. The Company's Bylaws provide that stockholders holding, in the aggregate, not less than twenty-five percent of the Common Stock are permitted to call a special meeting of the stockholders.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

LISTING

     Application will be made to list the Common Stock on the New York Stock
Exchange under the trading symbol "       ".

                        SHARES ELIGIBLE FOR FUTURE SALE

GENERAL

     Upon completion of the Offerings, there will be        outstanding shares
of Common Stock. Of the outstanding shares, all of the 12,000,000 shares sold in the Offerings (13,800,000 if the Underwriters' over-allotment options are exercised in full) will be eligible for sale in the public market without restriction under the Securities Act, except that any shares purchased by an "affiliate" of the Company (as that term is defined in Rule 144 adopted under the Securities Act) will be subject to the resale limitations of Rule 144. The
remaining        issued and outstanding shares of Common Stock were issued by the Company in reliance on an exemption from the registration provisions of the Securities Act. These shares of Common Stock are "restricted securities" within the meaning of Rule 144 and may not be sold other than pursuant to an effective registration statement under the Securities Act or pursuant to an exception from such registration requirement.

     In general, Rule 144 provides that any person (or persons whose shares are aggregated) to whom the Rule is applicable, including an affiliate, who has beneficially owned shares for at least a two-year period (as computed under Rule
144) is entitled to sell within any three-month period the number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the
Common Stock (approximately        shares after giving effect to the Offerings)
and (ii) the reported average weekly trading volume of the then outstanding shares of Common Stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission. Sales under Rule 144 also are subject to certain provisions relating to the manner and notice of sale and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed an affiliate of the Company at any time during the 90 days immediately preceding a sale, and who has beneficially owned shares for at least a three-year period (as computed under Rule 144), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above. All of the current stockholders other than the 1995
Investors, who in the aggregate will own        shares upon completion of the
Offerings, will satisfy the two-year holding period under Rule 144 and will be eligible to sell shares in accordance with the Rule 144 limitations. The 1995
Investors, who in the aggregate will own        shares upon completion of the
Offerings will satisfy the two-year holding period as of May 18, 1997.

     All current stockholders have agreed, subject to exceptions for certain pledges and, in the case of the Company, the grant of employee stock options, not to, directly or indirectly, sell, offer to sell, grant any option for the sale of or otherwise dispose of any capital stock of the Company or any security convertible or exchangeable into, or exercisable for, such capital stock or, in the case of the Company, file any registration statement with respect to any of the foregoing (other than a registration statement on Form S-8 to register shares issuable upon exercise of employee stock options), for a period of 180 days after the date of this Prospectus (the "Lock-Up Period") without the prior written consent of Merrill, Lynch & Co. Upon expiration of the Lock-Up Period, the shares held by such persons will be eligible for sale in the public market, subject to the conditions and restrictions of Rule 144, as described above.

     Prior to the date of this Prospectus, there has been no public market for the Common Stock. Trading of the Common Stock is expected to commence following the completion of the Offerings. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock and the Company's ability to raise capital in the future through the sale of additional securities.

REGISTRATION RIGHTS

     The Company has granted to Mr. Daniel M. Snyder and the 1995 Investors, as a group, certain "demand" and "piggyback" registration rights and Ms. Snyder and Messrs. Drasner and Zuckerman certain "piggyback" registration rights (collectively, the "Registration Rights") in connection with the shares of Common Stock that will be held by each of them at the conclusion of the Offerings (the "Registrable

Shares"). See "Principal and Selling Stockholders." Subject to certain conditions and limitations, the Registration Rights grant to Mr. Snyder and his assignees and the 1995 Investors as a group the opportunity to register all or any portion of their Registrable Shares and grants to all of the stockholders named above the right to have their Registrable Shares registered in connection with any registration by the Company of shares of Common Stock or other securities substantially similar to the Common Stock. The 1995 Investors, as a group, may exercise their demand registration rights only once and Mr. Snyder may exercise his demand registration rights no more than five times in total. The Registration Rights will be transferable in connection with any private sale of Registrable Shares. The Company will bear all expenses incident to its registration obligations upon exercise of the Registration Rights, except that it will not bear any underwriting discounts or commissions, Federal or state securities registration fees or transfer taxes relating to registration of the Registrable Shares.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

     The following is a general discussion of certain U.S. Federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to Non-U.S. Holders. In general, a "Non-U.S. Holder" is any holder other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state, or (iii) an estate or trust, the income of which is includable in gross income for U.S. Federal income tax purposes regardless of its source. This discussion is based on current law and is for general information only. This discussion does not address aspects of U.S. Federal taxation other than income and estate taxation and does not address all aspects of income and estate taxation, nor does it consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder. ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISERS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

EFFECTIVELY CONNECTED INCOME

     In general, if the income earned by a Non-U.S. Holder with respect to the Common Stock (i.e., dividends payable with respect to the stock or gains from the disposition of such stock) is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, such income will be subject to U.S. Federal income tax on a "net income" basis in the same manner as if the Non-U.S. Holder were a resident of the United States. If certain tax treaties apply, taxation on a net income basis applies only if the income is attributable to a U.S. permanent establishment of the Non-U.S. Holder. A Non-U.S. Holder who is taxable on a net income basis with respect to dividend income can avoid having U.S. tax withheld on the dividend payment by filing certain forms, including Internal Revenue Service Form 4224.

     In addition to the regular U.S. Federal income tax on the Non-U.S. Holder's U.S. net income, a Non-U.S. Holder that is a corporation may be subject to the U.S. branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the repatriation from the United States of its "effectively connected earnings and profits attributable to its income that is effectively connected with a U.S. trade or business," subject to certain adjustments.

     The remainder of this section discusses the U.S. Federal income tax consequences of income earned with respect to the Common Stock held by a Non-U.S. Holder assuming that such income is not effectively connected with the conduct of a U.S. trade or business (or, where an applicable tax treaty so provides, not attributable to a U.S. permanent establishment).

DIVIDENDS NOT EFFECTIVELY CONNECTED

     In general, dividends paid on the Common Stock to a Non-U.S Holder will be subject to United States withholding tax at a 30% rate, or a lower rate prescribed by an applicable tax treaty. To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country absent knowledge to the contrary. Proposed Treasury regulations that have not been finally adopted, (the "1996 Proposed Regulations"), however, would require Non-U.S. Holders to file certain forms to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends. Such forms would contain the Non-U.S. Holders' name and address and certain other information. The 1996 Proposed Regulations would generally apply to dividends paid on Common Stock after December 31, 1997. A Non-U.S. Holder that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

SALE OF COMMON STOCK NOT EFFECTIVELY CONNECTED

     In general, a Non-U.S. Holder will not be subject to United States Federal income tax on any gain realized upon the disposition of such holder's shares of Common Stock unless (i) in the case of a Non-

U.S. Holder who is an individual and holds shares of Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of disposition (subject to certain other conditions and limitations), (ii) the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates whose loss of United States citizenship had as one of its principal purposes the avoidance of United States taxes; or (iii) the Company is or has been a United States real property holding corporation (a "USRPHC") for United States federal income tax purposes at any time within the shorter of the five year period preceding such disposition or such Non-U.S. Holder's holding period. The Company believes that it is not, it has not been, and it is not likely to become, a USRPHC. If the Company were or were to become a USRPHC, gains realized upon a disposition of Common Stock by a Non-U.S. Holder which did not directly or indirectly own more than 5% of the Common Stock during the shorter of the periods described above, generally would not be subject to United States Federal income tax, provided that the Common Stock is "regularly traded" on an established securities market. If the Company Common Stock is listed on the New York Stock Exchange, the Company believes that the Common Stock will be "regularly traded" on an established market.

ESTATE TAX

     Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States Federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for United States Federal estate tax purposes (unless an applicable estate tax treaty provides otherwise), and therefore may be subject to United States Federal estate tax.

BACKUP WITHHOLDING, INFORMATION REPORTING AND OTHER REPORTING REQUIREMENTS

     The Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to and the tax withheld with respect to each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.

     Under current Treasury Regulations, generally, dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States will be exempt from U.S. Federal backup withholding tax and U.S. information reporting requirements (other than the reporting of dividend payments described above). Under the 1996 Proposed Regulations, generally, dividends paid on Common Stock will be exempt from such backup withholding and information reporting requirements only if the Non-U.S. Holder provides certain certifications.

     The payment of proceeds from the disposition of Common Stock by a Non-U.S. Holder to or through a United States office of a broker will be subject to information reporting and backup withholding unless such Non-U.S. Holder, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder or otherwise establishes an exemption. The payment of proceeds from the disposition of Common Stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of Common Stock paid to or through a non-United States office of a broker that is (i) a United States person, (ii) a "controlled foreign corporation" for United States federal income tax purposes or (iii) a foreign person 50% or more of whose gross income from certain periods is effectively connected with a United States trade or business, (a) backup withholding will not apply unless such broker has actual knowledge that the owner is not a Non-U.S. Holder, and (b) information reporting will apply unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder (and the broker has no actual knowledge to the contrary).

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder's United States Federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the U.S. purchase agreement (the "U.S. Purchase Agreement") among the Company, SMS, the Partnership, the Selling Stockholders and each of the underwriters named below (the "U.S. Underwriters"), and concurrently with the sale of 2,400,000 shares of Common Stock to the International Managers (as defined below), the Company and the Selling Stockholder have agreed to sell to the U.S. Underwriters, and each of the U.S. Underwriters severally has agreed to purchase from the Company and the Selling Stockholder, the number of shares of Common Stock set forth opposite its name below at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus.

                              U.S. UNDERWRITER                              NUMBER OF SHARES
    ---------------------------------------------------------------------   -----------------
    Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated............................................
    Donaldson, Lufkin & Jenrette Securities Corporation..................
    Allen & Company Incorporated.........................................
    Montgomery Securities................................................
                                                                                   ----------
                 Total...................................................           9,600,000
                                                                                   ==========

     Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Donaldson, Lufkin & Jenrette Securities Corporation, Allen & Company Incorporated and Montgomery Securities are acting as representatives (the "U.S. Representatives") of the U.S. Underwriters.

     The Company, SMS, the Partnership and the Selling Stockholders have also entered into the international purchase agreement (the "International Purchase Agreement") with certain underwriters outside the United States and Canada (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters") for whom Merrill Lynch International, Donaldson, Lufkin & Jenrette Securities Corporation, Allen & Company Incorporated and Montgomery Securities are acting as representatives (the "International Representatives" and, together with the U.S. Representatives, the "Representatives"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 9,600,000 shares of Common Stock to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the Company and the Selling Stockholder have agreed to sell to the International Managers, and the International Managers severally have agreed to purchase from the Company and the Selling Stockholder, an aggregate of 2,400,000 shares of Common Stock. The initial public offering price per share and the total underwriting discount per share of Common Stock are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

     In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to each such agreement are purchased. Under certain circumstances, the commitments of non-defaulting U.S. Underwriters or International Managers, as the case may be, may be increased. The closings with respect to the sale of shares of Common Stock to be purchased by the U.S. Underwriters and the International Managers are conditioned upon one another.

     The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-United States or non-Canadian persons or to persons they believe intend to resell to persons who are non-United States or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are United States or Canadian persons or to persons they believe intend to resell to persons who are United States or Canadian persons, except in each case for transactions pursuant to the Intersyndicate Agreement.

     The U.S. Representatives have advised the Company and the Selling Stockholder that the U.S. Underwriters propose initially to offer the shares of Common Stock offered hereby to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such
price less a concession not in excess of $       per share of Common Stock. The
U.S. Underwriters may allow, and such dealers may reallow, a discount not in
excess of $       per share of Common Stock on sales to certain other dealers.
After the initial public offering, the public offering price, concession and discount may be changed.

     The Over-Allotment Selling Stockholders have granted an option to the U.S. Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 1,440,000 additional shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The U.S. Underwriters may exercise this option only to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the U.S. Underwriters exercise this option, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such U.S. Underwriter's initial amount reflected in the foregoing table. The Over-Allotment Selling Stockholders also have granted an option to the International Managers, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 360,000 additional shares of Common Stock to cover overallotments, if any, on terms similar to those granted to the U.S. Underwriters.

     At the request of the Company, the U.S. Underwriters have reserved up to shares of Common Stock for sale at the initial public offering price to certain employees of the Company and other persons associated with the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the U.S. Underwriters to the general public on the same basis as the other shares offered hereby. Certain individuals purchasing reserved shares may be required to agree not to sell, offer or otherwise dispose of any shares of Common Stock for a period of three months after the date of this Prospectus.

     The Company, the Selling Stockholders and the Company's other existing stockholders have agreed, subject to exceptions for certain pledges and, in the case of the Company, the grant of employee stock options, not to, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any capital stock of the Company or any security convertible or exchangeable into, or exercisable for, such capital stock, or, in the case of the Company, file any registration statement with respect to the foregoing (other than a registration statement on Form S-8 to register shares issuable upon exercise of employee stock options), for a period of 180 days after the date of this Prospectus, without the prior written consent of Merrill Lynch. See "Shares Eligible for Future Sale."

     Prior to the Offerings, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiations among the Company, the Selling Stockholder and the Representatives. Among the factors that will be considered in determining the initial public offering price, are an assessment of the Company's recent results of operations, the future prospects of the Company and the industry in general, the price-earnings ratios and market prices of securities of other companies engaged in activities similar to the Company, prevailing conditions in the securities market and other factors deemed relevant. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offerings at or above the initial public offering price.

     Application will be made to list the Common Stock on the New York Stock
Exchange, under the symbol "          ". In order to meet the requirements for
listing of the Common Stock on that exchange, the U.S. Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

     The Underwriters do not intend to confirm sales of shares of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

     The Company, SMS, the Partnership and the Selling Stockholders have agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect thereof.

     Allen & Company Incorporated, together with certain, officers and related persons thereof, own 2.37% of the shares of Common Stock. See "The Company," "Principal and Selling Stockholders" and "Certain Transactions." In addition, a portion of the proceeds of the Offerings is expected to be used to repay amounts owed under the Debentures to such investors. See "Use of Proceeds."

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Shaw, Pittman, Potts & Trowbridge, Washington, D.C., a partnership including professional corporations. Debevoise & Plimpton, New York, New York, has acted as counsel for the Underwriters with respect to certain legal matters in connection with the Offerings.

                                    EXPERTS

     The Combined Financial Statements of Snyder Communications (as defined in
Note 1 to the Combined Financial Statement) as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C., a Registration Statement on Form S-1 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, which may be inspected, without charge, at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the public reference section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Company intends to furnish its stockholders with annual reports containing audited financial statements certified by its independent auditors and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

     Report of Independent Public Accountants......................................        F-2
     Combined Balance Sheets as of December 31, 1994 and 1995, and March 31, 1996
      (unaudited) and Pro Forma, unaudited as of March 31, 1996....................        F-3
     Combined Statements of Income, including pro forma data for the years ending
      December 31, 1993, 1994 and 1995 and the three months ended March 31, 1995
      (unaudited) and 1996 (unaudited).............................................        F-4
     Combined Statements of Equity for the years ending December 31, 1993, 1994,
      1995 and March 31, 1996 (unaudited)..........................................        F-5
     Combined Statements of Cash Flows for the years ending December 31, 1993, 1994
      and 1995 and (unaudited) the three months ended March 31, 1995 and 1996......        F-6
     Notes to Combined Financial Statements........................................        F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Snyder Marketing Services, Inc. and
Snyder Communications, L.P.:

     We have audited the accompanying combined balance sheets of Snyder Communications (as defined in Note 1) as of December 31, 1994 and 1995, and the related combined statements of income, equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of Snyder Communications' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Snyder Communications as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                           ARTHUR ANDERSEN LLP
Washington, D.C.,
July 1, 1996

                             SNYDER COMMUNICATIONS
                                  (SEE NOTE 1)

                            COMBINED BALANCE SHEETS

                                     ASSETS




                                                    DECEMBER 31,                   MARCH 31,
                                             --------------------------    --------------------------
                                                1994           1995           1996           1996
                                             -----------    -----------    -----------    -----------
                                                                           (UNAUDITED)    (PRO FORMA,
                                                                                          UNAUDITED)
CURRENT ASSETS:
     Cash and cash equivalents............   $   596,977    $ 3,881,512    $ 6,072,655    $        --
     Accounts receivable, net of allowance
       for doubtful accounts of $50,000,
       $100,000 and $100,000 at December
       31, 1994 and 1995, and March 31,
       1996 (unaudited), respectively.....     1,313,279      3,046,460      3,726,689      3,726,689
     Prepaid expenses and other assets....        62,776        124,837        114,506        114,506
                                             -----------    -----------    -----------    -----------
          Total current assets............     1,973,032      7,052,809      9,913,850      3,841,195
NOTE AND ADVANCES TO STOCKHOLDERS.........         5,657      2,770,426      2,777,043      2,777,043
PROPERTY AND EQUIPMENT, NET...............     1,505,702      2,336,254      2,755,342      2,755,342
DEFERRED FINANCING COSTS, NET.............            --        496,001        470,307        470,307
DEFERRED TAX ASSET........................       118,000         58,000             --        189,000
DEPOSITS AND OTHER ASSETS.................        70,401        313,025        385,968        385,968
                                             -----------    -----------    -----------    -----------
          Total assets....................   $ 3,672,792    $13,026,515    $16,302,510    $10,418,855
                                             ===========    ===========    ===========    ===========

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
     Current portion of notes payable and
       obligations under capital leases...   $   804,757    $   204,047    $   215,742    $   215,742
     Accounts payable and other
       liabilities........................     2,676,820      8,412,490      7,969,136      7,969,136
                                             -----------    -----------    -----------    -----------
          Total current liabilities.......     3,481,577      8,616,537      8,184,878      8,184,878
OBLIGATIONS UNDER CAPITAL LEASES..........       135,353        334,418        279,500        279,500
NOTE PAYABLE TO LIMITED PARTNER...........     1,921,397             --             --             --
SUBORDINATED DEBENTURES DUE TO LIMITED
  PARTNERS................................            --      5,125,821      5,177,029      5,177,029
                                             -----------    -----------    -----------    -----------
          Total liabilities...............     5,538,327     14,076,776     13,641,407     13,641,407

COMMITMENTS AND CONTINGENCIES

EQUITY:
     Common stock, no stated par value,
       3,000 shares authorized; (     on a
       pro forma basis) 2,000 shares
       issued and outstanding at December
       31, 1994, 1995, and March 31, 1996;
       (     shares issued and outstanding
       on a pro forma basis)..............           500            500            500             --
     Additional paid-in capital...........       138,342      1,359,703      1,359,703     (3,222,552)
     Retained (deficit) earnings..........      (593,897)      (960,134)     1,412,715             --
     Limited partners' (deficit) equity...    (1,410,480)    (1,450,330)      (111,815)            --
                                             -----------    -----------    -----------    -----------
          Total (deficit) equity..........    (1,865,535)    (1,050,261)     2,661,103     (3,222,552)
                                             -----------    -----------    -----------    -----------
          Total liabilities and equity....   $ 3,672,792    $13,026,515    $16,302,510    $10,418,855
                                             ===========    ===========    ===========    ===========

 The accompanying notes are an integral part of these combined balance sheets.

                             SNYDER COMMUNICATIONS
                                  (SEE NOTE 1)

                         COMBINED STATEMENTS OF INCOME

                                                                              FOR THE YEARS ENDED
                                                                                  DECEMBER 31,
                                                                    ----------------------------------------
                                                                       1993          1994           1995
                                                                    ----------    -----------    -----------
REVENUES.........................................................   $9,042,523    $11,740,235    $42,891,561
OPERATING EXPENSES:
    Cost of services.............................................    5,455,345      6,463,703     27,479,690
    Selling, general and administrative expenses.................    3,003,096      3,525,363      7,214,074
                                                                    ----------    -----------    -----------
                                                                     8,458,441      9,989,066     34,693,764
INCOME FROM OPERATIONS BEFORE COMPENSATION TO SMS STOCKHOLDERS...      584,082      1,751,169      8,197,797
    Compensation to SMS stockholders.............................           --             --      4,423,868
                                                                    ----------    -----------    -----------
INCOME FROM OPERATIONS...........................................      584,082      1,751,169      3,773,929
INTEREST EXPENSE--SUBSTANTIALLY ALL TO RELATED PARTIES...........     (313,649)      (295,774)      (783,441)
INTEREST INCOME..................................................        7,401         19,600        197,954
                                                                    ----------    -----------    -----------
INCOME BEFORE TAXES..............................................      277,834      1,474,995      3,188,442
SMS INCOME TAX PROVISION (BENEFIT)...............................       15,000         85,000       (245,000)
                                                                    ----------    -----------    -----------
NET INCOME.......................................................   $  262,834    $ 1,389,995    $ 3,433,442
                                                                    ==========    ============   ===========
PRO FORMA INCOME DATA (UNAUDITED):
    Historical income before income taxes as reported............   $  277,834    $ 1,474,995    $ 3,188,442
    Pro forma adjustment for compensation to SMS stockholders....           --             --      4,423,868
                                                                    ----------    -----------    -----------
    Pro forma income before income taxes.........................      277,834      1,474,995      7,612,310
                                                                    ----------    -----------    -----------
    Pro forma provision for income taxes.........................      104,000        600,000      3,021,088
                                                                    ----------    -----------    -----------
         Pro forma net income....................................   $  173,834    $   874,995    $ 4,591,222
                                                                    ==========    ===========    ===========
         Pro forma net income per share..........................   $             $              $
                                                                    ==========    ===========    ===========
         Pro forma weighted average number of shares
           outstanding...........................................
                                                                    ==========    ===========    ===========

                                                                                  FOR THE THREE MONTHS
                                                                                     ENDED MARCH 31,
                                                                                -------------------------
                                                                                   1995          1996
                                                                                ----------    -----------
                                                                                      (UNAUDITED)
REVENUES.....................................................................   $6,127,374    $17,359,830
OPERATING EXPENSES:
    Cost of services.........................................................    3,822,941     10,829,712
    Selling, general and administrative expenses.............................    1,122,940      2,555,257
                                                                                ----------    -----------
                                                                                 4,945,881     13,384,969
                                                                                ----------    -----------
INCOME FROM OPERATIONS.......................................................    1,181,493      3,974,861
INTEREST EXPENSE--SUBSTANTIALLY ALL TO RELATED PARTIES.......................      (64,101)      (273,790)
INTEREST INCOME..............................................................        3,484         68,293
                                                                                ----------    -----------
INCOME BEFORE TAXES..........................................................    1,120,876      3,769,364
SMS INCOME TAX PROVISION.....................................................      280,000         58,000
                                                                                ----------    -----------
NET INCOME...................................................................   $  840,876    $ 3,711,364
                                                                                ==========    ===========
PRO FORMA INCOME DATA (UNAUDITED):
    Historical income before income taxes as reported........................   $1,120,876    $ 3,769,364
    Pro forma provision for income taxes.....................................      448,350      1,507,746
                                                                                ----------    -----------
         Pro forma net income................................................   $  672,526    $ 2,261,618
                                                                                ==========    ===========
         Pro forma net income per share......................................   $             $
                                                                                ==========    ===========
         Pro forma weighted average number of shares outstanding.............
                                                                                ==========    ===========

    The accompanying notes are an integral part of these combined financial statements.

                             SNYDER COMMUNICATIONS
                                  (SEE NOTE 1)

                         COMBINED STATEMENTS OF EQUITY

                                                 ADDITIONAL     RETAINED       LIMITED
                                       COMMON     PAID-IN       EARNINGS      PARTNERS'
                                       STOCK      CAPITAL      (DEFICIT)       DEFICIT         TOTAL
                                       ------    ----------    ----------    -----------    -----------
BALANCE, December 31, 1992..........    $500     $  138,342    $ (641,295)   $(2,919,358)   $(3,421,811)
     Distributions to SMS
       stockholders.................      --             --       (76,425)            --        (76,425)
     Net income.....................                               23,897        238,937        262,834
                                       ------    ----------    ----------    -----------    -----------
BALANCE, December 31, 1993..........     500        138,342      (693,823)    (2,680,421)    (3,235,402)
     Distributions to SMS
       stockholders.................      --             --       (20,128)            --        (76,425)
     Net income.....................                              120,054      1,269,941      1,389,995
                                       ------    ----------    ----------    -----------    -----------
BALANCE, December 31, 1994..........     500        138,342      (593,897)    (1,410,480)    (1,865,535)
     Proceeds from sale of
       partnership interest, net of
       income taxes of $815,000.....    --        1,221,361            --         13,639      1,235,000
     Distributions to limited
       partners.....................    --               --            --     (3,853,168)    (3,853,168)
     Net income (loss)..............    --                       (366,237)     3,799,679      3,433,442
                                       ------    ----------    ----------    -----------    -----------
BALANCE, December 31, 1995..........     500      1,359,703      (960,134)    (1,450,330)    (1,050,261)
     Net income (unaudited).........                            2,372,849      1,338,515      3,711,364
                                       ------    ----------    ----------    -----------    -----------
BALANCE, March 31, 1996
  (unaudited).......................    $500     $1,359,703    $1,412,715    $  (111,815)   $ 2,661,103
                                       ======     =========     =========     ==========     ==========

    The accompanying notes are an integral part of these combined financial statements.

                             SNYDER COMMUNICATIONS
                                  (SEE NOTE 1)

                       COMBINED STATEMENTS OF CASH FLOWS

                                                      FOR THE YEAR ENDED             FOR THE THREE MONTHS
                                                         DECEMBER 31,                  ENDED MARCH 31,
                                              ----------------------------------    ----------------------
                                                1993        1994         1995         1995         1996
                                              ---------   ---------   ----------    ---------    ---------
                                                                                         (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income..............................  $ 262,834  $1,389,995   $3,433,442    $ 840,876   $3,711,364
    Adjustments to reconcile net income to
      net cash provided by operating
      activities--
         Depreciation and amortization......    237,167     389,037      595,759      122,411      273,494
         Loss on disposal of assets.........    141,540          --      152,490      (20,207)          --
         Deferred tax provision.............     15,000      83,000       60,000       15,000       58,000
    Changes in assets and liabilities--
         Accounts receivable................   (319,360)   (490,274)  (1,733,181)    (673,505)    (680,229)
         Deposits and other assets..........      1,600     (38,601)    (242,624)    (165,737)     (72,943)
         Prepaid expenses and other
           assets...........................     90,661     (50,164)     (62,061)     (31,107)      10,331
         Accounts payable and other
           liabilities......................    817,791     160,267    5,914,670      146,483     (419,964)
                                              ---------   ---------   ----------    ---------    ---------
             Net cash provided by operating
               activities...................  1,247,233   1,443,260    8,118,495      234,214    2,880,053
                                              ---------   ---------   ----------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of property and equipment.....   (938,040)   (530,506)  (1,137,827)    (225,443)    (639,070)
    Note and net advances to SMS
      stockholders..........................    246,676      (5,657)  (2,764,769)          --       (6,617)
                                              ---------   ---------   ----------    ---------    ---------
             Net cash used in investing
               activities...................   (691,364)   (536,163)  (3,902,596)    (225,443)    (645,687)
                                              ---------   ---------   ----------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Repayment of notes payable to limited
      partner...............................   (181,330)   (465,300)  (2,606,151)          --           --
    Repayment of note payable...............   (166,370)   (126,813)     (35,817)     (52,950)          --
    Proceeds from issuance of subordinated
      debentures due to limited partners....         --          --    5,000,000           --           --
    Proceeds from sale of partnership
      interest..............................         --          --    2,050,000           --           --
    Tax effect of equity transaction........         --          --     (815,000)          --           --
    Debt issuance costs.....................         --          --     (557,000)          --           --
    Distributions to limited partners.......         --          --   (3,853,168)          --           --
    Distributions to SMS stockholders.......    (76,425)    (20,128)          --           --           --
    Payments on capital lease obligations...         --     (49,060)    (114,228)          --      (43,223)
                                              ---------   ---------   ----------    ---------    ---------
             Net cash used in financing
               activities...................   (424,125)   (661,301)    (931,364)     (52,950)     (43,223)
                                              ---------   ---------   ----------    ---------    ---------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS...............................    131,744     245,796    3,284,535      (44,179)   2,191,143
CASH AND CASH EQUIVALENTS, beginning of
  year......................................    219,437     351,181      596,977      596,977    3,881,512
                                              ---------   ---------   ----------    ---------    ---------
CASH AND CASH EQUIVALENTS, end of year......  $ 351,181   $ 596,977   $3,881,512    $ 552,798   $6,072,655
                                              =========   =========   ==========    =========   ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
    Cash paid during the period for
      interest..............................  $ 293,512   $ 247,339   $  529,108    $  61,848   $   81,431
SUPPLEMENTAL DISCLOSURE OF NONCASH
  ACTIVITIES:
    Equipment purchased during the period
      under capital leases..................  $      --   $ 268,599   $  433,154    $  90,492   $       --

    The accompanying notes are an integral part of these combined financial statements.

                             SNYDER COMMUNICATIONS

                     NOTES TO COMBINED FINANCIAL STATEMENTS
   (INFORMATION AS OF MARCH 31, 1995 AND 1996, AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

1.  ORGANIZATION, BASIS OF PRESENTATION AND BUSINESS:

     On October 19, 1988, Collegiate Marketing and Communications, Inc. (the "General Partner"), a Delaware corporation, and U.S. News College Marketing, L.P. (the "Original Limited Partner"), a Delaware limited partnership, entered into a partnership agreement (the "Partnership Agreement") pursuant to the provisions of the Delaware Act, under the name Collegiate Marketing and Communications, L.P. (the "Partnership"). On September 1, 1989, the name of the Partnership was changed to Snyder Communications, L.P., and the name of the General Partner was changed to Snyder Communications, Inc. On May 18, 1995, the Partnership Agreement was amended to admit several new limited partners into the Partnership. On June 25, 1996, the name of the General Partner was changed to Snyder Marketing Services, Inc. ("SMS").

     Snyder Communications, Inc., a Delaware corporation, was incorporated on June 25, 1996, to continue the business operations of the Partnership. Snyder Communications, Inc., in conjunction with all of the existing partners in the Partnership, intends to reorganize, (the "Reorganization") on or prior to the effectiveness of the initial public offering of its common stock (the "Offerings").

     Prior to the Reorganization, SMS owns 63.85 percent of the partnership and the limited partners own the remaining 36.15 percent. The Reorganization will result in the stockholders of SMS exchanging 100 percent of their SMS stock for stock of Snyder Communications, Inc. simultaneously with the limited partners exchanging their limited partnership interests in the partnership for common stock of Snyder Communications, Inc. After consummation of the Reorganization, Snyder Communications, Inc. will own 100 percent of the stock of SMS and, directly and indirectly (through its ownership of SMS), 100 percent of the interests in the Partnership.

     Because of the continuity of ownership, the Reorganization will be accounted for by combining the assets, liabilities and operations of SMS, the Partnership and Snyder Communications, Inc., at their historical cost basis. Accordingly, for all periods presented, the accompanying combined financial statements include a combination of the accounts of SMS and the Partnership (the combined entity will be referred to herein as the "Company" or "Snyder Communications") after elimination of all significant intercompany transactions.

     Snyder Communications provides outsourced marketing services. The Company designs and implements marketing programs for its customers utilizing field sales, teleservices, sponsored wallboards, and product sampling. The Company's operations are conducted throughout the United States with planned expansion to the United Kingdom.

     There are important risks associated with the Company's business and financial results. These risks include (i) the Company's current reliance on one significant customer, which constituted 59% of its 1995 revenues, and on other major clients (see Note 3); (ii) the Company's ability to sustain and manage future growth; (iii) the Company's dependence on industry trends toward outsourcing of marketing services; (iv) the risks associated with the Company's contracts; and (v) the dependence of the Company's success on its executive officers and other key employees, in particular, its President, Chief Executive Officer and Chairman of the Board of Directors.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents are comprised principally of amounts in operating accounts and other money market investments, stated at cost which approximates market value, with original maturities of three months or less.

                             SNYDER COMMUNICATIONS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  DEFERRED FINANCING COSTS

     Deferred financing costs, which were incurred in connection with the issuance of the subordinated debentures (see Note 6), are charged to expense as additional interest expense over the life of the subordinated debentures using the interest method.

  PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost. The Company depreciates furniture, fixtures, and office equipment on a straight-line basis over 3 to 10 years. Custom wood cases used to display wallboards are placed in locations targeted at specific advertising markets. The original cost of these cases is capitalized and amortized over 5 years.

     When assets are retired or sold, the cost and related accumulated depreciation and amortization are removed from the accounts, and any gain or loss is reflected in income.

  REVENUE RECOGNITION

     FIELD SALES AND TELESERVICES REVENUE -- The Company provides field sales and teleservices sales and marketing of telecommunication services to clients under contracts which provide for payments based on accepted subscribers and the type of service purchased by the subscriber. Revenues related to field sales of telecommunication services are recognized on the date the application for service installment is accepted by the Company's telecommunication clients. Beginning in 1996, one of the Company's contracts provides the client with the right to adjust payments made under the contract if certain performance criteria are not met.

     WALLBOARD REVENUE -- The Company contracts with sponsors to display sponsored information in mounted wall units at target market locations. Wallboard revenue is recognized over the life of the contract as services are rendered which is generally one year. Unearned revenue is recorded for billings prior to the earning of such revenue.

     PRODUCT SAMPLING -- The Company contracts with sponsors to produce and distribute product samples, coupons and pieces of literature to target markets. Sampling revenue is recognized over the contract term of the sampling program as services are rendered which generally extends for one year.

  INCOME TAXES

     The accompanying combined financial statements reflect no provision for Federal or state income taxes related to income earned by the Partnership since each of the partners of the Partnership reflected their share of the Partnership's net income on their respective tax returns. Prior to January 1, 1996, SMS was taxed as a C corporation and accordingly a provision (benefit) for taxes of SMS is reflected in the accompanying statements of income for each of the three years in the period ended December 31, 1995, and the three months ended March 31, 1995. During this period, SMS accounted for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Effective January 1, 1996, SMS elected to be taxed as an S corporation under the Internal Revenue Code. In lieu of corporate taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income.

     After the Reorganization, the Company will be subject to Federal and state corporate income taxes. Accordingly, the accompanying combined statements of income include unaudited pro forma adjustments for income tax expense, which would have been recorded had all of the income generated by the Company been subject to Federal and state corporate income taxes based on the tax laws in effect during those periods (see Note 7).

                             SNYDER COMMUNICATIONS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  ESTIMATES AND ASSUMPTIONS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  CONCENTRATION OF CREDIT RISK

     Concentration of credit risk is limited to trade accounts receivable and is subject to the financial conditions of certain major clients as described in
Note 3. The Company's receivables are concentrated with customers in the telecommunications industry. The Company does not require collateral or other security to support clients' receivables.

  PRO FORMA NET INCOME PER SHARE

     Pro forma net income per share has been computed by dividing pro forma net income by the pro forma weighted average number of shares outstanding during each period. The pro forma weighted-average number of shares outstanding has
been adjusted for the estimated number of shares (       ) that the Company
would need to issue (at an assumed initial public offering price of $15.00 per share, which is the mid-point of the proposed initial public offering price
range) to fund distributions of approximately $     to the Company's existing
stockholders and limited partners (see Note 13).

  INTERIM FINANCIAL STATEMENTS

     The combined financial statements of Snyder Communications as of and for the three months ending March 31, 1995 and 1996, presented herein have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. The financial statements reflect all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the combined financial position, results of operations and cash flows of the Company as of March 31, 1995 and 1996, and for the quarters then ended. The results for the interim periods are not necessarily indicative of the results to be obtained for the full year due to the seasonal nature of the Company's business.

3.  SIGNIFICANT CLIENTS:

     The Company had one client which represented 59, 17 and 3 percent of the Company's revenues for the years ended December 31, 1995, 1994 and 1993, respectively. The loss of this client would have a material adverse effect on the Company's business. The Company's contract with this client extends through December 1997.

     In addition, the Company had three and four clients that each accounted for more than ten percent of the Company's revenues for the years ended December 31, 1994 and 1993, respectively. For the year ended December 31, 1994, these three clients accounted for 17, 12 and 11 percent of the Company's revenues, respectively. For the year ended December 31, 1993, these four clients accounted for 19, 15, 10 and 10 percent of the Company's revenues, respectively.

                             SNYDER COMMUNICATIONS

3.  SIGNIFICANT CLIENTS (CONTINUED)

     The Company had two telecommunications clients that accounted for more than 10 percent of the Company's revenues for the three months ended March 31, 1996. For this quarter, these two clients accounted for 57 and 24 percent of the Company's revenues, respectively.

4.  PROPERTY AND EQUIPMENT:

     Property and equipment consists of the following.

                                                            DECEMBER 31,
                                                      -------------------------     MARCH 31,
                                                         1994          1995           1996
                                                      ----------    -----------    -----------
                                                                                   (UNAUDITED)
    Wallboards.....................................   $1,503,159    $ 1,829,398    $ 1,992,388
    Office equipment...............................      687,848      1,415,795      1,815,560
    Furniture and fixtures.........................      101,415        166,919        208,101
    Leasehold improvements.........................       61,030        166,614        169,436
                                                      ----------    -----------    -----------
                                                       2,353,452      3,578,726      4,185,485
    Accumulated depreciation.......................     (847,750)    (1,242,472)    (1,430,143)
                                                      ----------    -----------    -----------
                                                      $1,505,702    $ 2,336,254    $ 2,755,342
                                                       =========     ==========     ==========

5.  ACCOUNTS PAYABLE AND OTHER LIABILITIES:

     The amounts included in accounts payable and other liabilities are as follows.

                                                              DECEMBER 31,
                                                        ------------------------    MARCH 31,
                                                           1994          1995          1996
                                                        ----------    ----------    ----------
                                                                                    (UNAUDITED)
    Accrued payroll and commissions..................   $  306,195    $2,854,630    $2,555,635
    Accounts payable.................................    1,047,486     3,348,051     3,060,221
    Unearned revenue.................................    1,323,139     2,209,809     2,353,280
                                                        ----------    ----------    ----------
                                                        $2,676,820    $8,412,490    $7,969,136
                                                         =========     =========     =========

6.  DEBT:

  SUBORDINATED DEBENTURES

     On May 18, 1995, the Partnership issued $6,000,000 (face value) of subordinated debentures (the "Debentures") with a stated interest rate of 12.25 percent, due December 31, 2001, to a group consisting of certain limited partners in the Partnership for $5,000,000 in cash. The difference between the cash proceeds received and the face amount of the Debentures has been accounted for as an original issue discount. This discount is being amortized as additional interest expense over the life of the Debentures using the interest method. The Debentures require annual principal payments of $1,200,000 beginning on December 31, 1997 and continuing through December 31, 2000 and contain penalties for prepayment. The remaining unpaid principal balance will be due on December 31, 2001. The Debentures are subordinate to future borrowings, if any (not to exceed $2,000,000), made under any working capital facility that may be secured by the Company and contain covenants that restrict distributions (other than those required for the partners to make tax payments) unless certain liquidity ratios, as defined, are met. Interest is due semi-annually in April and October of each year. At December 31, 1995, the fair value of the Debentures approximated their carrying value.

                             SNYDER COMMUNICATIONS

6.  DEBT (CONTINUED)

     The Company intends to use a portion of the proceeds from the Offerings to repay all amounts due under the Debentures. Extinguishment of the Debentures as of March 31, 1996, would result in an extraordinary charge to income of approximately $2.2 million ($1.3 million net of income taxes) representing prepayment penalties plus the write off of unamortized discount and debt issuance costs.

  NOTES PAYABLE

     Notes payable consisted of the following at December 31, 1994:

        Notes payable to a limited partner..............................   $2,606,151
        Note payable....................................................       35,817
                                                                           ----------
                                                                            2,641,968
        Less--Current portion...........................................     (720,571)
                                                                           ----------
                                                                           $1,921,397
                                                                            =========

     Concurrent with the formation of the Partnership, the Original Limited Partner loaned the Partnership $350,000 as evidenced by a promissory note. On May 10, 1989, the Partnership entered into another promissory note agreement with the Original Limited Partner to repay the principal amount of advances previously made by the Original Limited Partner to the Partnership. Effective January 1, 1993, all prior notes payable and the related accrued interest to the Original Limited Partner were combined into one note totaling $3,252,781. This note bore interest of 8 percent per annum. This note was paid in full in May of 1995 with a portion of the proceeds from the Debentures.

     In November 1992, a settlement agreement was reached between the Company and an independent contractor hired by the Company whereby the Company was required to pay the contractor $499,000. Under the settlement agreement, the Company paid $170,000 to the independent contractor at the date of settlement, with the remaining $329,000 plus interest at 15 percent per annum paid in installments through March 1995. This obligation was fully satisfied in 1995.

7.  INCOME TAXES:

     Prior to January 1, 1996, SMS was taxed as a C corporation for Federal and state corporate income tax purposes. Effective January 1, 1996, SMS elected to be taxed as an S corporation and accordingly, SMS's income was taxable to its stockholders rather than to SMS for the three months ended March 31, 1996. Upon conversion to an S corporation on January 1, 1996, the deferred tax asset balance of $58,000 was written off and is reflected as SMS income tax provision in the accompanying combined financial statements. The SMS income tax provision (benefit) for periods when it operated as a C corporation includes the following components.

                                                                 YEARS ENDED DECEMBER 31,
                                                              -------------------------------
                                                               1993       1994        1995
                                                              -------    -------    ---------
    Current................................................   $    --    $ 2,000    $ 510,000
    Tax effect of equity transaction.......................        --         --     (815,000)
    Deferred...............................................    15,000     83,000       60,000
                                                              -------    -------    ---------
         SMS income tax provision (benefit)................   $15,000    $85,000    $(245,000)
                                                              =======    =======    =========

                             SNYDER COMMUNICATIONS

7.  INCOME TAXES (CONTINUED)

     A reconciliation of taxes at the U.S. Federal income tax rate to the Company's actual income taxes is as follows.

                                                               YEAR ENDED DECEMBER 31,
                                                         ------------------------------------
                                                           1993        1994          1995
                                                         --------    ---------    -----------
    Taxes at U.S. Federal income tax rate.............   $ 97,000    $ 516,000    $ 1,116,000
    Income taxed directly to limited partners.........    (84,000)    (445,000)    (1,330,000)
    State taxes (benefit), net of Federal and
      permanent differences...........................      2,000       14,000        (31,000)
                                                         --------    ---------    -----------
         Total income taxes...........................   $ 15,000    $  85,000    $  (245,000)
                                                         ========    =========     ==========

     At December 31, 1995 and 1994, the Company had recorded net deferred tax assets of $58,000 and $118,000, respectively, related to differences in SMS's book and tax earnings generated from its general partnership interest in the Partnership.

     Upon the successful completion of the Offerings and the related Reorganization, a net deferred tax asset will be recorded with an associated credit to the provision for income taxes. If the effective date of the Offerings and the Reorganization had been March 31, 1996, a net deferred tax asset of approximately $189,000 would have been recorded. As of March 31, 1996, the net deferred tax asset would have consisted of the following:

    Reserves and other liabilities...........................................   $ 205,000
    Allowance for doubtful accounts..........................................      40,000
    Property and equipment...................................................    (104,000)
    Other....................................................................      48,000
                                                                                ---------
                                                                                $ 189,000
                                                                                =========

8.  LEASES:

     The Company leases certain facilities, office equipment and other assets. The following is a schedule of future minimum lease payments for capital leases and for operating leases (with initial or remaining terms in excess of one year at December 31, 1995).

                             YEAR ENDING                             CAPITAL     OPERATING
                            DECEMBER 31,                             LEASES        LEASES
                          -----------------                         ---------    ----------
         1996....................................................   $ 257,186    $1,362,364
         1997....................................................     230,868     1,077,808
         1998....................................................     133,648       444,144
         1999....................................................       6,163       444,144
         2000....................................................          --       444,144
         Thereafter..............................................          --       629,204
                                                                    ---------    ----------
              Total minimum lease payments.......................     627,865    $4,401,808
                                                                                 ==========
    Less--Amount representing interest...........................     (89,400)
                                                                    ---------
              Total obligation under capital leases..............     538,465
    Less--Current portion........................................    (204,047)
                                                                    ---------
    Long-term portion............................................   $ 334,418
                                                                    =========

                             SNYDER COMMUNICATIONS

8.  LEASES (CONTINUED)

     Subsequent to December 31, 1995, the Company amended its headquarters and office lease agreement to lease additional office space in order to house an expanded call-center adjacent to its existing space and to extend the term of the lease agreement for approximately six years under similar terms. The total additional future minimum lease payments under this amendment will approximate $1.6 million.

     Property and equipment, net on the balance sheet includes $219,563, $538,798 and $487,452 for equipment purchased under capital leases as of December 31, 1994, 1995 and March 31, 1996 (unaudited), respectively.

     Rental expense for all operating leases was approximately $271,000, $434,000 and $1,201,000 for the years ended December 31, 1993, 1994 and 1995, respectively and approximately $136,000, and $495,000 for the three months ended March 31, 1995 (unaudited) and 1996 (unaudited), respectively.

9.  CAPITAL STOCK:

     In May 1995, SMS sold a 6.15 percent interest in the Partnership for $2,050,000 in cash proceeds. These proceeds are reflected (net of associated income taxes of $815,000 and SMS's basis in the equity interest) as a contribution to additional paid-in capital in the accompanying combined financial statements.

10.  OPTIONS:

     In July 1996, the Board of Directors of the Company adopted and the stockholders of the Company approved the 1996 Stock Incentive Plan (the "Stock Option Plan"). The Stock Option Plan, which terminates on August 1, 2006, the tenth anniversary of the effective date of the plan is administered by the Compensation Committee, which is required to be composed of at least two directors. Following the Offerings, the directors serving on the Compensation Committee must constitute "non-employee directors" as defined under Rule 16b-3 under the Securities Exchange Act of 1934, as amended. The Stock Option Plan authorizes the granting of incentive stock options, non-qualified stock options, restricted stock awards and stock appreciation rights ("SARs"), or any combination thereof, at the discretion of the Compensation Committee of the Board of Directors. Subject to adjustment in certain circumstances, the aggregate number of shares of Common Stock which may be issued under the Stock Option Plan upon exercise of options, SARs or in the form of restricted stock may not exceed five million shares.

     The exercise price of options granted under the Stock Option Plan may not be less than 100 percent (110 percent in the case of an optionee who is a 10 percent stockholder) of the fair market value per share of Common Stock on the date of the option grant. The vesting and other provisions of the options will be determined by the Compensation Committee.

     In the case of any incentive stock option, the option shall terminate on the date that is three months (one year, in the event that the termination of employment is by reason of death or disability) after the date on which the optionee terminates employment or, if earlier, the date specified in the agreement relating to the option grant.

     As of June 30, 1996, no options had been issued under the Stock Option Plan, although the Company anticipates issuing options at the time of the Offerings.

11.  RELATED PARTIES:

     At December 31, 1995 and March 31, 1996, the Company was owed $45,426 and $52,043, respectively, by certain stockholders of SMS. These advances were non-interest bearing and were repaid in June, 1996.

                             SNYDER COMMUNICATIONS

11.  RELATED PARTIES (CONTINUED)

     The Company's headquarters office space is leased from a third party, in which one of the limited partners has an ownership interest. Rent paid under this lease was $223,666, $355,483, $771,855 and 423,678 in 1993, 1994, 1995, and
March 31, 1996 respectively.

     The Company produces a wallboard for which a publication beneficially owned by the Original Limited Partner is one of the sponsors. Such publication participates as a sponsor in exchange for the use by the Company of its editorial information.

     During 1995, the Company advanced $2,725,000 to a stockholder of SMS as evidenced by a promissory note. The note was non-interest bearing and secured by SMS stock. This note was distributed to the SMS stockholders, pro rata, on June 30, 1996.

12.  COMMITMENTS AND CONTINGENCIES:

     The Company is subject to lawsuits, investigations and claims arising out of the conduct of its business, including those related to commercial transactions, contracts, government regulation and employment matters. Certain claims, suits and complaints have been filed or are pending against the Company. In the opinion of management, and based on all known facts, all matters are without merit or are of such kind, or involve such amounts, as would not have a material effect on the financial position or results of operations of the Company if disposed of unfavorably.

13.  PRO FORMA DATA (UNAUDITED):

     The unaudited pro forma combined balance sheet is presented as if the Reorganization had occurred on March 31, 1996. As explained in Note 1, the Reorganization will entail the limited partners exchanging their limited partnership interests in the Partnership, and the stockholders of SMS exchanging their stock in SMS for common stock in Snyder Communications, Inc. The SMS retained earnings and limited partners' deficit balances will be reclassified to additional paid-in capital. The Company will be taxed as a C corporation resulting in the recording of a net deferred tax asset of $189,000, as discussed in Note 7. Prior to consummation of the Offerings, the Company intends to make a distribution of its cash balance existing at the date of the distribution ($6.1 million at March 31, 1996) to its existing shareholders and limited partners. The unaudited pro forma combined balance sheet gives effect to these items.

     The pro forma net income and net income per share amounts include a provision for Federal and state income taxes as if the combined Company had been a C corporation for all the periods presented. The effective income tax rate reflects the combined Federal and state income taxes of approximately 37.4, 40.7, and 39.7 percent for the years ending December 31, 1993, 1994 and 1995, respectively, and 40.0 percent for the three months ended March 31, 1995 and 1996. Certain stockholders of the Company served as officers of SMS for which such officers received compensation from SMS in 1995. The unaudited pro forma combined income statement data includes an adjustment which reflects the elimination in 1995 of this non-recurring compensation based on compensation levels for the Company, as approved by its Board of Directors. Following consummation of the Reorganization, such officers will not be required to perform any comparable duties or responsibilities for SMS. Further, other costs are not likely to be incurred which would offset the impact of this pro forma adjustment. Therefore, such compensation is treated as non-recurring. The unaudited pro forma combined statement of income data gives effect to these items.

     The unaudited pro forma combined financial statements and data are not necessarily indicative of what the actual results of operations or financial position would have been assuming such transactions had been completed on the specified dates and they do not purport to represent the future results of operation or financial position of the Company.

INSIDE BACK COVER OF PROSPECTUS:

     This inside back cover is a multi-color map, in a landscape orientation, of the United States showing the locations of the Company's Consumer Markets district offices, marked by squares; Business Markets district offices, marked by triangles; and Marketing Services offices, marked by circles.

     The map also shows an inset of the Company's planned offices in the United Kingdom.

- ------------------------------------------------------
- ------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary....................     3
Risk Factors..........................    11
The Company...........................    18
Use of Proceeds.......................    20
Dividend Policy.......................    20
Capitalization........................    21
Dilution..............................    22
Selected Financial and Operating
  Data................................    23
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    25
Business..............................    32
Management............................    46
Certain Transactions..................    51
Principal and Selling Stockholders....    52
Description of Capital Stock..........    53
Shares Eligible for Future Sale.......    55
Certain United States Federal Tax
  Consequences to Non-United States
  Holders.............................    57
Underwriting..........................    59
Legal Matters.........................    61
Experts...............................    61
Additional Information................    61
Index to Financial Statements.........   F-1

     UNTIL        , 1996, (25 DAYS AFTER THE
  DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK,
WHETHER OR NOT PARTICIPATING IN THIS
DISTRIBUTION, MAY BE REQUIRED TO DELIVER A
PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN
ADDITION TO THE OBLIGATION OF DEALERS TO
DELIVER A PROSPECTUS WHEN ACTING AS
UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD
ALLOTMENTS OR SUBSCRIPTIONS.

- ---------------------------------------------
- ---------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                               12,000,000 SHARES

                       SNYDER COMMUNICATIONS, INC. LOGO

                                  COMMON STOCK

                             ---------------------
                                   PROSPECTUS
                             ---------------------

                              MERRILL LYNCH & CO.

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                                ALLEN & COMPANY
                                  INCORPORATED

                             MONTGOMERY SECURITIES

                                          , 1996

- ------------------------------------------------------
- ------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 [ALTERNATE COVER FOR INTERNATIONAL PROSPECTUS]

                             SUBJECT TO COMPLETION

           PRELIMINARY PROSPECTUS DATED                       , 1996

PROSPECTUS

                               12,000,000 SHARES
                        SNYDER COMMUNICATIONS, INC. LOGO
                                  COMMON STOCK
                            ------------------------

    Of the 12,000,000 shares of Common Stock, par value $.001 per share (the "Common Stock"), of Snyder Communications, Inc. (together with its directly and indirectly owned subsidiaries, the "Company" or "Snyder Communications") offered
hereby,            are being offered by the Company and            are being
offered by a stockholder of the Company (the "Selling Stockholder"). Certain other stockholders of the Company (the "Over-Allotment Selling Stockholders" and, together with the Selling Stockholder, the "Selling Stockholders") have granted to the Underwriters options to cover over-allotments, if any. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.

    Of the 12,000,000 shares of Common Stock offered hereby, 2,400,000 are being offered initially outside the United States and Canada by the International Managers and 9,600,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters. The initial public offering price and the underwriting discount per share are identical for both Offerings. See "Underwriting."

    Prior to the Offerings, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for a discussion of certain factors to be considered in determining the initial public offering price.

    Application will be made to have the Common Stock approved for listing on
the New York Stock Exchange under the trading symbol [    ].

     SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.
                            ------------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ---------------------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------------------
                                      PRICE TO             UNDERWRITING            PROCEEDS TO            PROCEEDS TO
                                       PUBLIC               DISCOUNT(1)            COMPANY(2)         SELLING STOCKHOLDER
- ---------------------------------------------------------------------------------------------------------------------------
Per Share......................            $                     $                      $                      $
- ---------------------------------------------------------------------------------------------------------------------------
Total(3).......................            $                     $                      $                      $
- ---------------------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------------------

(1) The Company, Snyder Marketing Services, Inc., Snyder Communications, L.P. and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the Offerings payable by the Company, estimated at $1,000,000.

(3) The Over-Allotment Selling Stockholders have granted to the International Managers and the U.S. Underwriters options, exercisable within 30 days after the date of this Prospectus, to purchase up to 360,000 and 1,440,000 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to
    Selling Stockholders will be $           , $           , $           and
    $           , respectively. See "Underwriting."
                            ------------------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to the approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York,
on or about                     , 1996.
                            ------------------------

MERRILL LYNCH INTERNATIONAL
                  DONALDSON, LUFKIN & JENRETTE
                        SECURITIES CORPORATION
                                   ALLEN & COMPANY
                                       INCORPORATED
                                               MONTGOMERY SECURITIES
                            ------------------------

          The date of this Prospectus is                       , 1996.

                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS]

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the international purchase agreement (the "International Purchase Agreement") among the Company, SMS, the Partnership, the Selling Stockholders and each of the underwriters named below (the "International Managers"), and concurrently with the sale of 9,600,000 shares of Common Stock to the U.S. Underwriters (as defined below), the Company and the Selling Stockholder have agreed to sell to the International Managers, and each of the International Managers severally has agreed to purchase from the Company and the Selling Stockholder, the number of shares of Common Stock set forth opposite its name below at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus.

                 INTERNATIONAL MANAGER                                      NUMBER OF SHARES
                 ---------------------                                      -----------------
    Merrill Lynch International..........................................
    Donaldson, Lufkin & Jenrette Securities Corporation..................
    Allen & Company Incorporated.........................................
    Montgomery Securities................................................
                                                                                   ----------
                 Total...................................................           2,400,000
                                                                                   ==========

     Merrill Lynch International, Donaldson, Lufkin & Jenrette Securities Corporation, Allen & Company Incorporated and Montgomery Securities are acting as representatives (the "International Representatives") of the International Managers.

     The Company, SMS, the Partnership and the Selling Stockholders have also entered into the U.S. purchase agreement (the "U.S. Purchase Agreement") with certain underwriters in the United States and Canada (the "U.S. Underwriters" and, together with the International Managers, the "Underwriters") for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Donaldson, Lufkin Jenrette Securities Corporation, Allen & Company Incorporated and Montgomery Securities are acting as representatives (the "U.S. Representatives" and, together with the International Representatives, the "Representatives"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 2,400,000 shares of Common Stock to the International Managers pursuant to the International Purchase Agreement, the Company and the Selling Stockholder have agreed to sell to the U.S. Underwriters, and the U.S. Underwriters severally have agreed to purchase from the Company and the Selling Stockholder, an aggregate of 9,600,000 shares of Common Stock. The initial public offering price per share and the total underwriting discount per share of Common Stock are identical under the International Purchase Agreement and the U.S. Purchase Agreement.

     In the International Purchase Agreement and the U.S. Purchase Agreement, the several International Managers and the several U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to each such agreement are purchased. Under certain circumstances, the commitments of nondefaulting International Managers or U.S. Underwriters, as the case may be, may be increased. The closings with respect to the sale of shares of Common Stock to be purchased by the International Managers and the U.S. Underwriters are conditioned upon one another.

     The International Managers and the U.S. Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the International Managers and the U.S. Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the International

                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS]

Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are United States or Canadian persons or to persons they believe intend to resell to persons who are United States or Canadian persons, and the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-United States or non-Canadian persons or to persons they believe intend to resell to persons who are non-United States or non-Canadian persons, except in each case for transactions pursuant to the Intersyndicate Agreement.

     The International Representatives have advised the Company and the Selling Stockholder that the International Managers propose initially to offer the shares of Common Stock offered hereby to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain
dealers at such price less a concession not in excess of $       per share of
Common Stock. The International Managers may allow, and such dealers may
reallow, a discount not in excess of $       per share of Common Stock on sales
to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Over-Allotment Selling Stockholders have granted an option to the International Managers, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 360,000 additional shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The International Managers may exercise this option only to cover aver-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the International Managers exercise this option, each International Manager will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such International Manager's initial amount reflected in the foregoing table. The Over-Allotment Selling Stockholders also have granted an option to the U.S. Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 1,440,000 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the International Managers.

     At the request of the Company, the U.S. Underwriters have reserved up to shares of Common Stock for sale at the initial public offering price to certain employees of the Company and other persons associated with the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the U.S. Underwriters to the general public on the same basis as the other shares offered hereby. Certain individuals purchasing reserved shares may be required to agree not to sell, offer or otherwise dispose of any shares of Common Stock for a period of three months after the date of this Prospectus.

     The Company, the Selling Stockholders and the Company's other existing stockholders have agreed, subject to exceptions for certain pledges and, in the case of the Company, the grant of employee stock options, not to, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any capital stock of the Company, or any security convertible or exchangeable into, or exercisable for, such capital stock, or in the case of the Company, file any registration statement with respect to the foregoing (other than a registration statement on Form S-8 to register shares issuable upon exercise of employee stock options), for a period of 180 days after the date of this Prospectus, without the prior written consent of Merrill Lynch. See "Shares Eligible for Future Sale."

     Prior to the Offerings, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiations among the Company, the Selling Stockholder and the Representatives. Among the factors that will be considered in determining the initial public offering price, are an assessment of the Company's recent results of operations, the future prospects of the Company and the industry in general, the price-earnings ratios and market prices of securities of other companies engaged in activities similar to the Company, prevailing conditions in the securities market and other factors deemed relevant. There can be no assurance that an active trading market will develop for the Common Stock or that

                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS]

the Common Stock will trade in the public market subsequent to the Offerings at or above the initial public offering price.

     Each International Manager has agreed that (i) it has not offered or sold and, for a period of six months following consummation of the Offerings, will not offer or sell any shares of Common Stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisement)(Exemptions) Order 1995, as amended, or is a person to whom such document may otherwise lawfully be issued or passed on.

     No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of Common Stock, or the possession, circulation or distribution of this Prospectus or any other material relating to the Company, the Selling Stockholders or shares of Common Stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of Common Stock may not be offered or sold, directly or indirectly, and neither this Prospectus nor any other offering material or advertisements in connection with the shares of Common Stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

     Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

     Application will be made to list the Common Stock on the New York Stock
Exchange, under the symbol "           ". In order to meet the requirements for
listing of the Common Stock on that exchange, the U.S. Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

     The Company, SMS, the Partnership and the Selling Stockholders have agreed to indemnify the International Managers and the U.S. Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect thereof.

     Allen & Company Incorporated, together with certain officers and related persons thereof, owns 2.37% of the shares of Common Stock. See "The Company," "Principal and Selling Stockholders" and "Certain Transactions." In addition, a portion of the proceeds of the Offerings is expected to be used to repay the amounts owed under the Debentures to such investors. See "Use of Proceeds."

                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS]

- ------------------------------------------------------
- ------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

     THERE ARE RESTRICTIONS ON THE OFFER AND SALE OF THE COMMON STOCK OFFERED HEREBY IN THE UNITED KINGDOM. ALL APPLICABLE PROVISIONS OF THE FINANCIAL SERVICES ACT 1986 AND THE COMPANIES ACT 1985 WITH RESPECT TO ANYTHING DONE BY ANY PERSONS IN RELATION TO THE COMMON STOCK IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM MUST BE COMPLIED WITH. SEE "UNDERWRITING".

     IN THE PROSPECTUS, REFERENCES TO "DOLLARS" AND "$" ARE TO UNITED STATES DOLLARS.
                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary...................     3
Risk Factors.........................    11
The Company..........................    18
Use of Proceeds......................    20
Dividend Policy......................    20
Capitalization.......................    21
Dilution.............................    22
Selected Financial and Operating         23
  Data...............................
Management's Discussion and Analysis     25
  of Financial Condition and Results
  of Operations......................
Business.............................    32
Management...........................    46
Certain Transactions.................    51
Principal and Selling Stockholders...    52
Description of Capital Stock.........    53
Shares Eligible for Future Sale......    55
Certain United States Federal Tax        57
  Consequences to Non-United States
  Holders............................
Underwriting.........................    59
Legal Matters........................    61
Experts..............................    61
Additional Information...............    61
Index to Financial Statements........   F-1

     UNTIL        , 1996, (25 DAYS AFTER THE
  DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK,
WHETHER OR NOT PARTICIPATING IN THIS
DISTRIBUTION, MAY BE REQUIRED TO DELIVER A
PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN
ADDITION TO THE OBLIGATION OF DEALERS TO
DELIVER A PROSPECTUS WHEN ACTING AS
UNDERWRITERS AND WITH RESPECT TO THEIR
UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- --------------------------------------------
- --------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                               12,000,000 SHARES

                       SNYDER COMMUNICATIONS, INC. LOGO

                                  COMMON STOCK

                             ---------------------
                                   PROSPECTUS
                             ---------------------

                          MERRILL LYNCH INTERNATIONAL

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                                ALLEN & COMPANY
                                  INCORPORATED
                             MONTGOMERY SECURITIES

                                          , 1996

- ------------------------------------------------------
- ------------------------------------------------------

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of the Common Stock registered hereby, all of which expenses, except for the Commission registration fee and the New York Stock Exchange listing fee, are estimates:

                                    DESCRIPTION                               AMOUNT
        -------------------------------------------------------------------   -------
        SEC Registration Fee...............................................   $76,138
        New York Stock Exchange Listing Fee................................      *
        NASD filing fee....................................................    22,580
        Transfer Agent's and Registrar's Fee...............................      *
        Printing and Engraving Fees........................................      *
        Legal Fees and Expenses (other than Blue Sky)......................      *
        Accounting Fees and Expenses.......................................      *
        Blue Sky Fees and Expenses (including fees of counsel).............    25,000
        Miscellaneous......................................................      *
                                                                              -------
                  TOTAL....................................................      *
                                                                              =======

- ---------------
* To be furnished by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Delaware General Corporation Law (the "Delaware Law") provides that a corporation may limit the liability of each director to the corporation or its stockholders for monetary damages except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases; and (iv) for any transaction from which the director derives an improper personal benefit. The Certificate of Incorporation and Bylaws provide for the elimination and limitation of the personal liability of directors of the Company for monetary damages to the fullest extent permitted by the Delaware Law. In addition, the Certificate of Incorporation and Bylaws provide that if the Delaware Law is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the Delaware Law, as so amended. The effect of this provision is to eliminate the right of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. The provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Bylaws provide that the Company shall, to the full extent permitted by the Delaware Law, as amended from time to time, indemnify and advance expenses to each of its currently acting and former directors, officers, employees and agents.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     In connection with the Reorganization of the Company, Daniel M. Snyder, Mortimer B. Zuckerman, Fred Drasner, Michele D. Snyder, Gerald S. Snyder, Anthony O. Roberts and certain other stockholders will receive shares of the Company in exchange for and in proportion to their interests in the Partnership. These issuances of Common Stock are claimed to be exempt from the registration provisions of the Securities Act of 1933 pursuant to Section 4(2) of the Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

 1.1*     Form of U.S. Purchase Agreement
 1.2*     Form of International Purchase Agreement
 3.1      Certificate of Incorporation of the Registrant
 3.2      Bylaws of the Registrant
 4.1      Instruments defining the rights of securityholders: Reference is made to exhibits 3.1 and 3.2
 4.2*     Specimen common stock certificate
 5*       Opinion of Shaw, Pittman, Potts & Trowbridge as to the legality of the
          Common Stock being registered
10.1*     1996 Stock Incentive Plan of Snyder Communications, Inc.
10.2*     Professional Services Agreement, dated February 1996, as amended, between the Company and AT&T Communications Inc.
10.3*     Authorized Sales Agent Agreement, dated February 16, 1996, as amended, between the Company and MCI Telecommunications Corporation
10.4*     Services Agreement between the Company and U.S. News & World Report, L.P.
10.5*     Lease Agreement, Democracy Center, Bethesda, Maryland, dated July 30, 1992, as amended, between the Company and Democracy Associates Limited Partnership
10.6*     Employment Agreement between the Company and Daniel M. Snyder
10.7*     Employment Agreement between the Company and Michele D. Snyder
10.8*     Employment Agreement between the Company and Gregory R. Bosiack
10.9*     Employment Agreement between the Company and Stephen T. Baldacci
10.10*    Employment Agreement between the Company and Susan L. Marentis
21        Subsidiaries of the Registrant
23.1*     Consent of Shaw, Pittman, Potts & Trowbridge (included as part of Exhibit 5)
23.2      Consent of Arthur Andersen LLP
24        Power of Attorney (included on signature page to the Registration Statement)
27        Financial Data Schedule
99.1      Report of Independent Public Accountants on Supplementary Schedule

- ---------------
* To be filed by amendment.

     (b) Financial Statement Schedules

         Schedule II -- Allowance For Doubtful Accounts

     Schedules other than those listed above have been omitted since they are not required or are not applicable or the required information is in the financial statements or related notes.

ITEM 17. UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnifica-tion by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington, District of Columbia, on July 3, 1996.

                                          SNYDER COMMUNICATIONS, INC.
                                            (Registrant)

                                          By:      /s/ DANIEL M. SNYDER
                                            ------------------------------------
                                                      DANIEL M. SNYDER
                                            CHAIRMAN OF THE BOARD OF DIRECTORS,
                                            PRESIDENT AND CHIEF EXECUTIVE
                                            OFFICER

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Daniel M. Snyder, Michele D. Snyder and Brian Benhaim and each of them, his true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement and any or all other documents in connection therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto said authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all said attorney-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and as of the dates indicated.

                SIGNATURES                                  TITLE                       DATE
- ------------------------------------------   -----------------------------------   --------------
           /s/ DANIEL M. SNYDER              Chairman of the Board of Directors,   July 3, 1996
- ------------------------------------------     President and Chief Executive
             DANIEL M. SNYDER                  Officer (Principal Executive
                                               Officer)

          /s/ MICHELE D. SNYDER              Executive Vice President, Chief       July 3, 1996
- ------------------------------------------     Operating Officer, Acting Chief
            MICHELE D. SNYDER                  Financial Officer and Director
                                               (Principal Financial and
                                               Accounting Officer)

            /s/ BRIAN BENHAIM                Senior Vice President of Corporate    July 3, 1996
- ------------------------------------------     Development and Director
              BRIAN BENHAIM

                             SNYDER COMMUNICATIONS
                                  (SEE NOTE 1)

                                  SCHEDULE II
                        ALLOWANCE FOR DOUBTFUL ACCOUNTS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                                                                  DEDUCTIONS
                                                                 ADDITIONS       FROM RESERVE
                                                  BALANCE AT     CHARGED TO    FOR PURPOSES FOR
                                                 BEGINNING OF     COST AND      WHICH RESERVE      BALANCE AT
                                                     YEAR         EXPENSE        WAS CREATED       END OF YEAR
                                                 ------------    ----------    ----------------    -----------
1993..........................................     $     --       $     --         $     --         $      --
1994..........................................           --         57,400            7,400            50,000
1995..........................................       50,000        105,777           55,777           100,000

                                 EXHIBIT INDEX

EXHIBIT                                                                                 SEQUENTIAL
NUMBER                                    DESCRIPTION                                    PAGE NO.
- -------    --------------------------------------------------------------------------   ----------
  1.1*     Form of U.S. Purchase Agreement...........................................
  1.2*     Form of International Purchase Agreement..................................
  3.1      Certificate of Incorporation of the Registrant............................
  3.2      Bylaws of the Registrant..................................................
  4.1      Instruments defining the rights of securityholders: Reference is made to exhibits 3.1 and 3.2......................................................
  4.2*     Specimen common stock certificate.........................................
  5*       Opinion of Shaw, Pittman, Potts & Trowbridge as to the legality of the
           Common Stock being registered.............................................
 10.1*     1996 Stock Incentive Plan of Snyder Communications, Inc...................
 10.2*     Professional Services Agreement, dated February 1996, as amended, between the Company and AT&T Communications Inc...................................
 10.3*     Authorized Sales Agent Agreement, dated February 16, 1996, as amended, between the Company and MCI Telecommunications Corporation................
 10.4*     Services Agreement between the Company and U.S. News & World Report,
           L.P.......................................................................
 10.5*     Lease Agreement, Democracy Center, Bethesda, Maryland, dated July 30,
           1992, as amended, between the Company and Democracy Associates Limited
           Partnership...............................................................
 10.6*     Employment Agreement between the Company and Daniel M. Snyder.............
 10.7*     Employment Agreement between the Company and Michele D. Snyder............
 10.8*     Employment Agreement between the Company and Gregory R. Bosiack...........
 10.9*     Employment Agreement between the Company and Stephen T. Baldacci..........
 10.10*    Employment Agreement between the Company and Susan L. Marentis............
 21        Subsidiaries of the Registrant............................................
 23.1*     Consent of Shaw, Pittman, Potts & Trowbridge (included as part of Exhibit
           5)........................................................................
 23.2      Consent of Arthur Andersen LLP............................................
 24        Power of Attorney (included on signature page to the Registration
           Statement)................................................................
 27        Financial Data Schedule...................................................
 99.1      Report of Independent Public Accountants on Supplementary Schedule........
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